UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

06026520

For the Month of March 2006

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED

(Translation of registrant's name into English)

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________

Information furnished on this Form 6-K:

1. Other Events

On March 1, 2006, O2Micro International Limited (the "Company") received approval of its formal listing document (the "Hong Kong Listing Document") with respect to the listing of its ordinary shares, par value $0.00002 per share, on the Main Board of The Stock Exchange of Hong Kong Limited. A copy of the Hong Kong Listing Document is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2. Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	**Exhibit Title**
99.1	Listing document submitted to The Stock Exchange of Hong Kong Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

March 2, 2006

By: / s / Sterling Du
Sterling Du
Chief Executive Officer

Exhibit 99.1

IMPORTANT

If you are in any doubt about this document, you should obtain independent professional advice.

O2MICRO INTERNATIONAL LIMITED

凹凸科技有限公司*

(incorporated in the Cayman Islands with limited liability)

INTRODUCTION OF THE ENTIRE ISSUED SHARE CAPITAL OF THE COMPANY ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Stock code : 457

Sponsor

Morgan Stanley

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document is published in connection with the Introduction on the Stock Exchange of the ordinary shares of the Company presently in issue and listed in the form of American depositary shares on the Nasdaq and contains particulars given in compliance with the Securities and Futures (Stock Market Listing) Rules (Chapter 571V of the Laws of Hong Kong) and the Rules Governing the Listing of Securities on the Stock Exchange solely for the purpose of giving information with regard to the Company and its subsidiaries.

This document does not constitute an offer of, nor is it calculated to invite offers for, shares or other securities of the Company, nor have any such shares or other securities been allotted with a view to any of them being offered for sale to or subscription by the public. No shares in the share capital of the Company will be allotted and issued in connection with, or pursuant to, this document.

Information regarding the proposed arrangement for the listing and registration of and for dealings and settlement of dealings in the ordinary shares of the Company following the Introduction of the ordinary shares on the Stock Exchange is set out in the section headed "Listings, registration, dealings and settlement" in this document.

February 27, 2006

* *For identification purpose only*

EXPECTED TIMETABLE

The Company will issue an announcement in Hong Kong to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) if there is any change in the following expected timetable of the Introduction.

Dealings in Shares on the Stock Exchange to commence on .... March 2, 2006

CONTENTS

The Company has not authorized anyone to provide you with information that is different from what is contained in this document. Any information or representation not made in this document must not be relied on by you as having been authorized by the Company, the Sponsor, any of their respective directors or any other person or party involved in the Introduction.

CONTENTS

SUMMARY

The following summary is qualified in its entirety by, and is subject to, the detailed information contained elsewhere in this document.

BUSINESS OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications. We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players. Our integrated circuit products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us because larger LCD panels require more of our inverters for cold cathode fluorescent lamps, or CCFLs.

Our integrated circuit products use analog, digital or mixed-signal designs that combine analog and digital circuits on a single chip, reducing the number of components needed and allowing our customers to reduce the size, weight, power requirements or cost of their products. We offer a wide range of proprietary application specific standard products as well as customized products. We work closely with our customers to identify their product needs and establish engineering priorities for new product designs and development. We believe that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers.

We sell our products to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and distributors in China, Japan, Korea, Singapore, Taiwan, and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This "fabless" approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

We also recently began to design, develop and market virtual private networks, or VPNs, and firewalls, which are security solutions for communications between computer systems and networks, including the transmission of data across the Internet. In addition, we license a limited portion of our proprietary intellectual property to third parties.

Our net sales have grown from US$88.6 million in 2003 to US$92.2 million in 2004 and US$105.6 million in 2005.

COMPETITIVE STRENGTHS

The following competitive strengths are key to our strong track record and we expect they will continue to facilitate our future growth:

- Technology expertise in analog and mixed-signal designs and system-level architecture;
- Broad intellectual property portfolio;
- Global operations to maximize efficiency;

- Large and growing markets for our products; and
- Strategic presence in the PRC.

BUSINESS STRATEGY

Through leveraging our competitive strengths and implementing the following strategies, we aim to become a leading supplier of power management integrated circuits to the consumer electronics, computer, industrial and communications markets and to penetrate the market for security applications effectively:

- Target high growth markets;
- Continue strengthening our relationships with market leading vendors;
- Leverage our system-level expertise to anticipate customer demand and develop next-generation products with long life cycles;
- Actively protect our intellectual property;
- Expand investment in our supply chain; and
- Expand our presence in the PRC.

REASONS FOR THE INTRODUCTION

We believe that listing on the Stock Exchange, in addition to our existing quotation on the Nasdaq, is a significant step in our long-term strategic development because it reflects the increasing importance of Asia, particularly Greater China, to our business. As the portion of our operations, customer base and supply chain based in Asia continues to grow, we believe that a listing on the Stock Exchange will benefit us and our Shareholders by:

- expanding our profile with Asian investors, which we believe will expand our investor base and increase liquidity in our Shares; and
- signaling to our customers and companies in our supply chain that we have a long-term commitment to Asia.

SUMMARY FINANCIAL INFORMATION

Pursuant to Rule 19.14 of the Listing Rules, the Stock Exchange has allowed us to prepare the Accountants' Report set out in Appendix I to this document in conformity with U.S. GAAP provided that a reconciliation of such financial information in accordance with Hong Kong Financial Reporting Standards ("HKFRS") is included in this document. The Stock Exchange has also allowed us to continue to prepare our financial statements in accordance with U.S. GAAP after the Introduction for the purposes of our financial reporting required under the Listing Rules, subject to the condition that our annual accounts should include a reconciliation of our financial statements in accordance with HKFRS in the form and substance adopted in Appendix I to this document. In addition, the Stock Exchange has imposed the condition that we will be required to prepare our financial statements in accordance with HKFRS should we no longer maintain a listing on the Nasdaq.

SUMMARY

The following summary consolidated financial data should be read in conjunction with the section headed "Financial Information" in this document and our consolidated financial statements and related notes included in Appendix I to this document. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP. The summary consolidated financial data presented below, as of and for the years ended December 31, 2003, 2004 and 2005 is derived from our audited consolidated financial statements included in Appendix I to this document. The historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,		
	2003	2004	2005
	US$'000	US$'000	US$'000
Profit and Loss Account Data:			
Net sales	88,599	92,196	105,552
Cost of sales	38,314	37,403	40,741
Gross profit	50,285	54,793	64,811
Operating expenses:			
Research and development	19,219	20,260	25,421
Selling, general and administrative	13,522	16,348	20,279
Patent litigation	3,954	5,334	10,174
Total operating expenses	36,695	41,942	55,874
Income from operations	13,590	12,851	8,937
Non-operating income — net	1,437	2,705	244
Income before income tax	15,027	15,556	9,181
Income tax expenses	1,826	1,472	1,034
Net income	13,201	14,084	8,147
Earnings per ordinary share:			
Basic	US$0.0069	US$0.0072	US$0.0042
Diluted	US$0.0066	US$0.0070	US$0.0041
Basic[(1)]	HK$0.05	HK$0.06	HK$0.03
Diluted[(1)]	HK$0.05	HK$0.05	HK$0.03
Shares used to compute earnings per ordinary share (in thousands):			
Basic	1,918,700	1,957,800	1,961,168
Diluted	1,986,800	2,005,100	1,997,459
Earnings per ADS:			
Basic	US$0.34	US$0.36	US$0.21
Diluted	US$0.33	US$0.35	US$0.21
Basic[(1)]	HK$2.64	HK$2.80	HK$1.63
Diluted[(1)]	HK$2.56	HK$2.71	HK$1.63
Shares used to compute earnings per ADS (in thousands):			
Basic	38,374	39,156	39,223
Diluted	39,736	40,102	39,949
Balance Sheet Data:			
Cash and short term investments	120,412	120,088	102,028
Working capital	130,510	132,713	117,942
Total assets	169,293	185,196	199,655
Net assets	154,727	170,781	175,896
Ordinary shares, treasury shares and additional paid-in capital	137,115	139,620	138,275
Other Financial Data:			
Net cash inflows from operating activities	14,756	14,129	11,019
Net cash outflows from investing activities	(23,520)	(25,228)	(19,281)
Net cash inflow/(outflow) from financing activities	5,922	946	(2,060)

Note:

1. Based on an exchange rate of HK$7.75 per US$1.00, the noon buying rate on December 31, 2005 in The City of New York for cable transfer of HK dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The following table summarizes historical results of operations as a percentage of net sales for the periods shown:

	Year ended December 31,		
	2003	2004	2005
	%	%	%
Consolidated Statement of Operations Data:			
Net sales	100.0	100.0	100.0
Cost of sales	43.2	40.6	38.6
Gross margin	56.8	59.4	61.4
Operating expenses:			
Research and development	21.7	22.0	24.1
Selling, general and administrative	15.3	17.7	19.2
Patent litigation	4.4	5.8	9.6
Total operating expenses	41.4	45.5	52.9
Income from operations	15.4	13.9	8.5
Non-operating income — net	1.6	2.9	0.2
Income tax expenses	2.1	1.6	1.0
Net income	14.9	15.2	7.7

Shareholders can access the Company's summary quarterly financial statements on its website and can also listen to its earnings conference call by dialing into a telephone number which will be posted on its website.

Net Tangible Assets

The following statement shows the Company's net tangible assets as at December 31, 2005 as extracted from the Accountants' Report on the Company, the text of which is set out in Appendix I to this document.

	US$
Audited net tangible assets of the Company as at December 31, 2005(1)(3)	175,896,000
Audited net tangible asset value per Share(2)	0.09

Notes:

1. The audited net tangible assets of the Company as at December 31, 2005 is extracted from the Accountants' Report on the Company, the text of which is set out in Appendix I to this document.
2. The audited net tangible asset value per Share is calculated on the basis of 1,952,794,350 Shares in issue and outstanding as at December 31, 2005.
3. The audited net tangible assets of the Company as at December 31, 2005 does not include the revaluation surplus arising from property revaluation of the Company, amounting to approximately US$545,000, being the difference between the carrying value of the properties as at December 31, 2005 of approximately US$11,840,000, as extracted from the "Accountants' Report" in Appendix I to this document and the capital value in existing state as at December 31, 2005 of approximately HK$95,980,000 (equivalent to approximately US$12,385,000) as extracted from the "Property Valuation" in Appendix II to this document. In accordance with the Company's accounting policies, land, property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. As such, the revaluation surplus arising from the property revaluation will not be reflected in the Company's future financial statements. Had the properties been stated at valuation, the additional annual depreciation charge that would be charged against the consolidated income statement would be approximately US$13,000.

RISK FACTORS

Our operations involve certain risks, a summary of which is set out in the section headed "Risk factors" in this document. These risks can be classified as follows:

RISKS RELATING TO OUR BUSINESS

- If the markets for consumer electronics, computers, industrial or communications products do not grow substantially or even decrease, our net sales may be harmed
- Fluctuations in our quarterly operating results due to factors such as changes in the demand for electronic devices that utilize our products could adversely affect the trading price of our ADSs and/ or Shares
- If orders for our products are cancelled or deferred, our net sales, operating margins and net income could be substantially reduced
- A substantial portion of our net sales is generated by a small number of customers. If any of these customers delays or reduces its orders, our net sales and earnings may be harmed
- If we cannot compete effectively against new and existing competitors, our net sales and gross margins could be harmed
- If we do not develop and introduce new products in a timely manner, our net sales and gross margins could be harmed
- It is difficult to evaluate our future prospects, and we cannot assure you that we will not incur future losses
- If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed
- We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed
- Sales of our products could decline if we fail to support evolving industry standards
- Defects in our products could result in significant costs and could impair our ability to sell our products
- We have substantial international operations that expose us to risks specific to the countries in which we operate
- Our ability to manage growth will affect our ability to achieve and maintain profitability
- If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, increase our costs, reduce our margins and reduce our net sales
- We will need to recruit and retain qualified personnel to grow our business successfully
- Our transfer pricing procedures may be challenged, which may subject us to higher taxes and adversely affect our earnings
- Third parties have asserted, and in the future could assert, that our products infringe their intellectual property rights. These claims could harm our ability to sell our products and expose us to litigation
- We may be subject to lawsuits from third parties
- Our stock price has fluctuated, and is expected to continue to fluctuate, based on a number of factors
- We have incurred, and continue to incur, significant costs with respect to corporate governance and financial reporting compliance
- If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately. As a result, we may fail to meet our reporting obligations and current

and potential holders of ADSs and/or Shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADS and/or Shares

- Changes in accounting standards for stock option plans may impact our results of operations and our ability to use stock options to recruit, retain and motivate employees

RISKS RELATING TO THE SEMICONDUCTOR INDUSTRY

- The demand for integrated circuits is dependent on the performance of the industries in which they are employed, which is subject to factors beyond the control of any integrated circuit manufacturer or designer
- The price of integrated circuits declines over the product life cycle due to technology advances and we may not be able to respond to rapid technological changes
- Integrated circuit producers typically have lengthy and expensive development cycles
- The manufacturing of integrated circuits is subject to the availability of raw materials
- Many of our integrated circuit contract manufacturers and our customers are vulnerable to natural or man-made disasters and other events outside of our control
- A decrease in demand or the selling price of end-use applications of integrated circuit products may adversely affect demand and pricing for our products and may result in a decrease in our net sales and earnings

RISKS RELATING TO CONDUCTING OPERATIONS IN THE PRC

- A slowdown in the growth of the PRC's economy may affect our growth and profitability
- Changes in the PRC's political and economic policies could affect our business
- Limits placed on technology exports from certain countries and imports into the PRC could substantially harm our business and results of operations
- The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations
- Devaluation or appreciation in the value of the Renminbi or restrictions on the convertibility of the Renminbi could adversely affect our business and results of operations
- The PRC's legal system embodies uncertainties that could adversely affect our business and results of operations
- Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner

RISKS RELATING TO THE SHARES AND THE INTRODUCTION

- The market price of our Shares and/or ADSs may be volatile
- The value of a Shareholder's investment may be reduced by possible future sales of Shares or ADSs by us or our Shareholders or the issue of Shares under our employee stock option plans
- We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future.
- Provisions in our Memorandum and Articles may discourage potential acquisition bids for us, prevent changes in our management that our Shareholders may favor and do not permit shareholders to call a general meeting
- As we are a Cayman Islands company, it could be difficult for investors to effect service of process on and recover against us or our Directors and officers and our Shareholders may face difficulties in protecting their interests

In this document, unless the context otherwise requires, the following terms shall have the meanings set out below. Certain other terms are explained in the section headed "Glossary of Technical Terms".

"Acer"	Acer Inc.
"ADR(s)"	American depositary receipts representing ADSs
"ADS program"	the American depositary share program administered by the Depositary
"ADS(s)"	American depositary share(s) issued by the Depositary, each representing 50 Shares, which are quoted for trading on the Nasdaq
"Apple Computer"	Apple Computer Inc.
"Articles of Association" or "Articles"	the articles of association of the Company, amended on November 14, 2005, and as further amended from time to time
"associates"	has the meaning ascribed thereto under the Listing Rules
"BiTEK"	Beyond Innovation Technology Co., Ltd.
"Board"	the Board of Directors
"business day"	any day (other than a Saturday or a Sunday) on which banks in Hong Kong are generally open for banking business
"Cayman Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company", "our Company", "we" and "us"	O2Micro International Limited, a company incorporated under the laws of the Cayman Islands with limited liability on March 14, 1997 and, where the context so requires, "we", "us" or "our" shall mean the Group
"CSMC"	CSMC Technologies Corporation
"CWT"	Chant World Technology, Inc.
"Dell"	Dell Inc.
"Depositary"	The Bank of New York
"Director(s)"	the director(s) of the Company
"DisplaySearch"	an independent industry research firm specialising in display market research and consulting. All information sourced from DisplaySearch is based on research reports which were not commissioned by the Company

"€"	euro, the lawful currency of the member states of the European Union that adopt the single currency in accordance with the EC Treaty
"EC Treaty"	the treaty establishing the European Community (signed in Rome on March 25, 1957), as amended from time to time
"Engagement Letter"	an engagement letter dated February 24, 2006 between the Company and Morgan Stanley in connection with the engagement of Morgan Stanley as sponsor for the Introduction
"Equity Based Plans"	the Existing Equity Incentive Plans and the New Equity Incentive Plans as described in the section headed "Directors, Senior Management and Staff — Equity Based Plans" in this document
"Etrend"	Etrend Electronics, Inc.
"Existing Equity Incentive Plans"	the 1997 Stock Plan, the 1999 Stock Incentive Plan and the 1999 Employee Stock Purchase Plan as described in the section headed "Directors, Senior Management and Staff — Equity Based Plans" in this document
"Fujitsu"	Fujitsu Limited
"Group"	the Company and its subsidiaries
"Hewlett-Packard"	Hewlett-Packard Company
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Infineon Technologies"	Infineon Technologies AG
"Intersil"	Intersil Corp.
"Introduction"	the proposed listing of the Shares on the Stock Exchange by way of an introduction pursuant to the Listing Rules
"Issuing Mandate"	the general mandate granted to the Directors by the Shareholders relating to the issue of new Shares, further details of which are contained in the paragraph headed "Resolutions of the Shareholders of the Company" in Appendix IV to this document
"JPY"	Japanese Yen, the lawful currency of Japan
"KRW"	Korean won, the lawful currency of the Republic of Korea
"KYE"	KYE Systems Corp.
"Latest Practicable Date"	February 15, 2006
"Lenovo"	Lenovo Group Limited

"LG Electronics"	LG Electronics Inc.
"Linear Technology"	Linear Technology Corporation
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Date"	the date, expected to be on or about March 2, 2006, on which our Shares are listed and from which dealings therein are permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
"Macau"	the Macau Special Administrative Region of the PRC
"Maxim Integrated Products"	Maxim Integrated Products, Inc.
"Memorandum of Association" or "Memorandum"	the memorandum of association of the Company, amended on November 14, 2005, and as further amended from time to time
"Microsemi"	Microsemi Corporation
"Microsoft"	Microsoft Corporation
"Monolithic Power Systems" or "MPS"	Monolithic Power Systems, Inc.
"Morgan Stanley" or "Sponsor"	Morgan Stanley Dean Witter Asia Limited
"Nasdaq"	the National Market of the National Association of Securities Dealers Automated Quotations System
"NEC"	NEC Corporation
"New Equity Incentive Plans"	the 2005 Share Option Plan and the 2005 Share Incentive Plan as described in the section headed "Directors, Senior Management and Staff — Equity Based Plans" in this document
"NT$"	New Taiwan dollars, the lawful currency of Taiwan
"Patent Cooperation Treaty"	an international treaty that allows applicants to seek patent protection for an invention in each of the contracting states by filing an international patent application
"PRC" or "China"	the People's Republic of China. Except where the context requires, geographical references in this document to the PRC or China exclude Hong Kong, Macau and Taiwan
"PRC government"	the government of the PRC, including all governmental subdivisions (including provincial, municipal and other regional or local government entities)
"Repurchase Mandate"	the general mandate to repurchase Shares granted to the Directors by the Shareholders, further details of which are contained in the section

	headed "Resolutions of the Shareholders of the Company" in Appendix IV to this document
"Ricoh"	Ricoh Company, Ltd.
"RMB" or "Renminbi"	the lawful currency of the PRC
"RON"	Romanian lei, the lawful currency of Romania
"Samsung Electronics"	Samsung Electronics Co., Ltd.
"SanDisk"	SanDisk Corporation
"Sarbanes-Oxley Act"	the United States Sarbanes-Oxley Act of 2002
"SEC"	the United States Securities and Exchange Commission
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	ordinary share(s) of the Company with a par value of US$0.00002 each
"Shareholders"	the registered shareholders of the Company
"Sharp"	Sharp Corporation
"Sony"	Sony Corporation
"SPIL"	Siliconware Precision Industries Co., Ltd.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"S$"	Singapore dollars, the lawful currency of Singapore
"Texas Instruments"	Texas Instruments Incorporated
"TICP"	Taiwan IC Packaging Corporation
"Toshiba"	Toshiba Corporation
"TSMC"	Taiwan Semiconductor Manufacturing Company Limited
"UMC"	United Microelectronics Corporation
"United States" or "U.S."	the United States of America
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	generally accepted accounting principles in the United States
"U.S. Internal Revenue Code"	the United States Internal Revenue Code of 1986, as amended

"X-FAB" X-FAB Semiconductor Foundries AG

"%" per cent.

For the purpose of illustration only and unless otherwise specified in this document, amounts denominated in U.S. dollars have been translated into HK dollars at the rate of US$1.00 = HK$7.80. No representation is made that the HK dollars amounts could have been, or could be, converted into U.S. dollars at such rates or at any other rate on such date or on any other date.

Certain amounts and percentage figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

In this document, the names of enterprises or entities established in the PRC have been included in both Chinese and English languages and the English names of these enterprises and entities are only English translations of their respective official Chinese names.

Unless otherwise expressly stated or the context otherwise requires, all data in this document is as at the date of this document.

GLOSSARY OF TECHNICAL TERMS

This glossary contains explanations of certain terms used in this document in connection with us and our business. These terms and their given meanings may not correspond to the standard meanings and usage adopted in the industry.

"CCFL"	the acronym for cold cathode fluorescent lamps, commonly used to backlight the TFT-LCD displays found in many computing systems (notebook and desktop monitors), LCD televisions and automotive navigation and entertainment systems
"CD"	the acronym for compact disc, a high density storage medium
"CMOS"	the acronym for complementary metal-oxide semiconductor, the semiconductor technology used in most of today's computer microchips
"CPU"	the acronym for central processing unit, the computational and control unit of a computer, responsible for interpreting and executing instructions
"CRT"	the acronym for cathode ray tube, a specialised vacuum tube in which images are produced when an electron beam strikes a phosphorescent surface
"DVD"	the acronym for digital video disc or digital versatile disc, an electronic data storage medium with greater capacity than a CD
"GPS"	the acronym for global positioning system, a satellite-based navigation system made up of a network of 24 satellites placed into orbit or set by the U.S. Department of Defense
"IC" or "integrated circuits"	the acronym for integrated circuit, a microelectronic semiconductor device consisting of many interconnected transistors and other components built onto a single piece of substrate and enclosed in a small package
"inverter"	an electronic circuit that converts a direct current voltage (typically from a battery) to an alternating current voltage
"LCD"	the acronym for liquid crystal display, a technology used for flat panel displays
"micron"	a unit of length that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth (1/1,000) of an inch
"ODM"	the acronym for original design manufacturer, a company that both designs and manufactures a product for its customers
"OEM"	the acronym for original equipment manufacturer, the original manufacturer (also known as the brand owner) and its designated contract manufacturers
"PC"	the acronym for personal computer

GLOSSARY OF TECHNICAL TERMS

"PCB"	the acronym for printed circuit board, a board which contains circuitry used to connect components to a system
"semiconductor foundries"	semiconductor production and processing plants available on a contract basis to companies that do not have wafer fabrication capabilities of their own, or that wish to supplement their own capabilities
"TFT"	the acronym for thin film transistor, an LCD technology that has a transistor for each pixel (i.e. each of the tiny elements that control the illumination of a display), enabling the current that triggers the pixel illumination to be switched on and off more quickly
"USB"	the acronym for universal serial bus, an interface between a computer and add-on devices such as mobile phones, audio players, scanners and printers
"wafer"	a thin slice, sawed from a cylindrical ingot of bulk semiconductor material (usually silicon), four-to-twelve inches in diameter, used to manufacture integrated circuits or discrete devices

RISK FACTORS

You should carefully consider all of the information set out in this document, including the risks and uncertainties described below in respect of our business and our industry. You should pay particular attention to the fact that we are a company incorporated in the Cayman Islands and that certain parts of our operations are conducted in China and are governed by a legal and regulatory environment that in some respects differs from what prevails in other countries. Our business, financial condition or results of operations could be affected materially and adversely by any of these risks.

RISKS RELATING TO OUR BUSINESS

If the markets for consumer electronics, computers, industrial or communications products do not grow substantially or even decrease, our net sales may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the consumer electronics, computer, industrial and communications markets. As many of the leading suppliers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries. We also have targeted and are designing products for other consumer electronics, computer, industrial and communications applications such as LCD monitors and LCD televisions, Internet security, mobile phones, GPS and portable media players, such as portable DVD players. We believe that the important factors driving growth in these markets have been the growing popularity of thinner displays and mobile computing, and the emergence and continued development of the Internet and wireless communications networks. If demand for products using LCDs declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for those systems that use our products, which may cause our sales to suffer. If mobile computing does not continue to grow in popularity and the demand for notebook computers declines, or does not grow as quickly as we expect, our intermediaries or OEM customers may experience lower demand for notebook computers that use our products, and our net sales may suffer. If the growth in the use of the Internet and wireless communications networks declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for the electronic devices that use our products, and our sales may suffer. We cannot be certain that the markets for these products will continue to grow as rapidly as they have in the past or that a significant slowdown in these markets will not occur.

In addition, we have experienced, and may experience in the future, shortages of LCDs and semiconductors caused by industry market trends or by natural disasters, such as earthquakes, that are outside of our control. These shortages may increase the costs of components used in those products containing our products. This may cause an increase in the cost of such products, thus lowering the demand for such products.

Finally, the semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns and wide fluctuations in supply and demand. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products as well as lower demand for our products. If such fluctuations were to occur, they could materially adversely affect our operating margins and net sales.

Fluctuations in our quarterly operating results due to factors such as changes in the demand for electronic devices that utilize our products could adversely affect the trading price of our ADSs and/or Shares.

We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future results of operations, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ADSs and/or Shares could be adversely affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many factors that are beyond our control. These factors include: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacities; fluctuations in manufacturing yields; delays in the introduction of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; and the amount of legal and other expenses incurred in a particular quarter. In addition, the trading price of our Shares and/or our ADSs may be affected by factors such as: significant price and volume fluctuations in our ADSs and/or Shares and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our ADSs and/or Shares on the Nasdaq and the Stock Exchange, respectively. In addition, the trading markets for our ADSs and Shares are affected by the research reports that securities or industry analysts publish about us or our business. We do not have control over such coverage. If one or more analysts were to downgrade our ADSs and/or Shares, the price of our ADSs and/or Shares may decline. In addition, if one or more analysts cease coverage of the Company or does not regularly publish reports on us, we may lose visibility in the financial markets, which could cause the price of our ADSs and/or Shares or trading volume to decline.

If orders for our products are cancelled or deferred, our net sales, operating margins and net income could be substantially reduced.

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our net sales in any financial reporting period depends on orders booked and shipped in that period. If a large amount of orders placed is cancelled or deferred, our net sales in that period could be substantially reduced. Since we do not have significant non-cancellable backlog, we typically plan our production and inventory expenses based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in net sales resulting from cancelled or deferred orders. As a result, any cancellation or deferral of orders would not only harm our net sales, it would also likely have a disproportionately adverse effect on our operating margins and net income.

A substantial portion of our net sales is generated by a small number of customers. If any of these customers delays or reduces its orders, our net sales and earnings may be harmed.

Historically, a relatively small number of customers has accounted for a significant portion of our net sales in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers, acting as intermediary manufacturers, supply products to end-market purchasers, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers' products. This would in turn lower our customers' orders for our products.

In 2005, no customer accounted for 10% or more of our net sales and our top five customers accounted for 30.4% of our net sales. In 2004, one customer accounted for 10% or more of our net sales (17.5%) and our top five customers accounted for 46.5% of our net sales. In 2003, one customer accounted for 10% or more of our net sales (13.5%) and our top five customers accounted for 41.2% of our net sales. The variations in sales to these customers as a percentage of our total net sales have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

RISK FACTORS

If we cannot compete effectively against new and existing competitors, our net sales and gross margins could be harmed.

Our ability to compete successfully in the market for integrated circuit products and systems security solutions depends on factors both within and outside our control, including: our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers' needs; the performance of our products across a variety of parameters such as reliability and cost efficiency; the price of our products and those of our competitors; our ability to control production costs; and the features of our competitors' products.

We believe our principal competitors include Linear Technology, Maxim Integrated Products and Texas Instruments. For example, in the computer end-market, we compete primarily with (i) Texas Instruments in CardBus products and battery charger products for notebook computers and DC/DC converters for systems and microprocessor support, (ii) Maxim Integrated Products in battery charger products for notebook computers and (iii) Linear Technology in DC/DC converters for systems and microprocessor support. We also compete with other competitors such as (i) Microsemi in CCFL inverters products for the backlighting of LCD displays in the computer, consumer electronics and industrial end-markets, (ii) Intersil in DC/DC converters for systems and microprocessor support and (iii) Ricoh in CardBus products for notebook computers. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog or mixed-signal integrated circuit products that compete with ours or incorporate functions similar to those provided by our products.

Some of our competitors, such as Texas Instruments, have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may be able to introduce new technologies more quickly, address customer requirements more rapidly and devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products themselves or obtain third-party manufacturing capability when we are unable to do so.

If we do not develop and introduce new products in a timely manner, our net sales and gross margins could be harmed.

Our success depends upon our ability to develop and introduce new products selected for design into products for the consumer electronics, computer, industrial and communications markets. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight-to-twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including the following: accurate new product definition; timely completion of new product designs; achievement of manufacturing yields; timely and cost-effective production of new products; and timely delivery of new third-party supplied products used as key components in devices that incorporate our products. We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers' products. If we incur such expenditures but fail to be selected, our results of operations will be adversely affected, and may cause significant fluctuations from period to period. Furthermore, even if our products were selected for design into our customers' products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

RISK FACTORS

It is difficult to evaluate our future prospects, and we cannot assure you that we will not incur future losses.

Our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. We then experienced significant quarter-to-quarter sales growth in each of the years ended December 31, 2001, 2002 and 2003. However, in the first quarter ending March 31, 2004, in the third quarter ending September 30, 2004 and in the first quarter ending March 31, 2005, we experienced a decrease in net sales compared to the previous quarter. Our net sales are subject to fluctuation from quarter to quarter, our previous overall growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop and seek to protect our technology and expand our product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which could cause the trading price of our ADSs and/or Shares to decline.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

The markets for consumer electronics, computer, industrial and communications products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly. Although many of our products integrate analog and mixed-signal circuits and therefore have substantially longer life-cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our net sales.

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, TSMC, UMC and X-FAB, manufactured most of the integrated circuit products that we sold in 2005. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Our foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these outside foundries, including the disruption in our ability to ship products caused by the length of time, as much as six-to-12 months, required for us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced in Taiwan in the past due to earthquake activity. Any of these events could cause these outside foundries either to reduce or eliminate deliveries to us, and a disruption in our ability to ship products to our customers could negatively affect our business and results of operations.

We also rely on independent subcontractors to assemble and test substantially all of our integrated circuit products. We do not have long-term agreements with any of these subcontractors and typically obtain services from them on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors were unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties. In addition, our systems security solutions products are made by independent assembly suppliers, and we are subject to similar risks with respect to our use of such suppliers.

Sales of our products could decline if we fail to support evolving industry standards.

Our net sales are primarily derived from sales of integrated circuit products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the hardware specification for the voltage of most notebook computers is currently either 3.3 or 5.0 volts and the software used to control the power management functions of many notebook computers conforms to the industry's Advanced Configuration Power Interface specification. Our integrated circuit products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conform to these new standards or specifications. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

Defects in our products could result in significant costs and could impair our ability to sell our products.

Detection of any significant defects in our products may result in, among other things, loss of or delay in market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs. Because our products are complex, they may contain defects that can be detected at any point in a product's life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could materially adversely affect our results of operations. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers may use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business. However, product defects or delays in the future could be material, and could adversely affect our ability to sell our products.

We have substantial international operations that expose us to risks specific to the countries in which we operate.

As at the Latest Practicable Date, a substantial portion of our operations, the majority of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in Japan, Korea, the PRC, Singapore and Taiwan. We expect our international operations to grow and international sales to continue to account for a substantial portion of our net sales.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia, such as in Japan and Korea; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations, particularly with regard to the conflicts in the Middle East involving Iraq; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, such as the change to the tax code of Taiwan in 2001 that resulted in a higher income tax rate on our retained earnings; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations, in particular the exchange rates between the U.S. dollar, the Renminbi and the New Taiwan dollar; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

In addition, our reporting currency is the U.S. dollar. However, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the New Taiwan dollar and the Renminbi. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could adversely affect our results of operations. We do not currently engage in currency hedging activities.

Our ability to manage growth will affect our ability to achieve and maintain profitability.

Our ability to maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accommodate the growth in our personnel. Any failure to manage growth could divert management attention from executing our business plan and adversely affect our ability to expand our business successfully. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. In order to grow successfully, we will need to maintain close coordination among our executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations, particularly in light of the internationally dispersed nature of our operations.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, increase our costs, reduce our margins and reduce our net sales.

Our success is heavily dependent upon our proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology and prevent competitors from using our technology in their products. These laws and procedures provide only limited protection. Our patents may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringement.

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some countries' laws do not protect our proprietary rights to the same extent as the laws of the United States, Hong Kong and other developed countries. We have in the past and currently have initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed "Business — Intellectual Property" in this document.

We will need to recruit and retain qualified personnel to grow our business successfully.

Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, our ability to grow our business, sell our products, enter new markets and increase our share of existing markets could be harmed. There can be no assurance that we will be successful in hiring for these positions in the near future. Our sales strategy requires that we hire additional direct sales persons and independent sales representatives in our major markets. Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so or if we are unable to expand these organizations, this could harm our ability to increase our net sales and limit our ability to sell our products or expand our market share. Competition for qualified personnel in digital, analog and mixed-signal integrated circuit design is intense. In the past, we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. As we intend to expand the scope of our international operations, this will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention. There is a risk that, even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In that event, our costs of doing business would increase without a corresponding increase in net sales.

Our success will depend to a significant extent on the continued service of our executive officers, including Sterling Du, our chief executive officer and chairman of the Board, and other key employees, including key sales, consulting, technical, marketing and legal personnel. We believe that Mr. Du has a high level of experience in the semiconductor industry, including a deep understanding of analog and mixed-signal integrated circuits and system architecture, market participants and trends. With this experience, Mr. Du provides overall supervision of all of our operations as well as guides the development of our strategic initiatives. We believe it would be difficult to locate a replacement with a similar level of experience and leadership capabilities. In addition, the senior members of our sales team have significant industry contacts which are important to our overall sales activities, and the senior members of our technical team, particularly our analog and mixed-signal engineers and software developers, have product and technology-specific expertise which is not widely available. We also rely on our legal personnel to, among other activities, supervise our various intellectual property legal actions, which requires experience and continuity of staffing for effective case management. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decides to join a competitor or otherwise compete directly or indirectly with us.

Our transfer pricing procedures may be challenged, which may subject us to higher taxes and adversely affect our earnings.

Transfer pricing refers to the prices that one member of a group of affiliated corporations charges to another member of the group for goods, services or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm's length. If one or more of the countries in which our affiliated corporations are located believe that transfer prices were manipulated by our affiliated corporations in a way that distorts the true taxable income of the corporations, the laws of such countries could require us to redetermine transfer prices and thereby reallocate the income of our affiliate corporations in order to reflect such income clearly. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

We have adopted transfer pricing agreements with our subsidiaries located in the United States, the PRC, Taiwan, Japan and Singapore to regulate inter-company transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are those charged by unrelated corporations dealing with each other at arm's length. We have entered into these types of agreements because a portion of our assets, such as intellectual property developed in our U.S. and foreign subsidiaries, is transferred among our affiliated corporations. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm's length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the taxing authorities of any jurisdiction, including Taiwan and the United States, were to challenge these agreements successfully or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. We believe that we operate in compliance with all applicable transfer pricing laws in all of the jurisdictions in which we operate. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws could result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws. To date, we are not aware of any enquiry or investigation by any tax authority with respect to transfer pricing procedures carried out by us.

Third parties have asserted, and in the future could assert, that our products infringe their intellectual property rights. These claims could harm our ability to sell our products and expose us to litigation.

As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain of their intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter or power products or could be required to pay royalties to third parties. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any damages we may owe, cause product shipment delays or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any such event could seriously harm our business and our results of operations. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows. See the section headed "Business — Intellectual Property" in this document.

From time to time, in the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including customers and parties to other transactions with us, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to our limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. To date, we have not made any payments under these obligations.

Until all outstanding litigation is resolved, we will continue to incur substantial legal expenses that vary with the level of activity in the legal proceedings. This level of activity is not entirely within our control as we may need to respond to legal actions. Consequently, we may find it difficult to predict the legal expenses for any given period, which will impair our ability to forecast our results of operations for that period. It is likely that these expenses will increase leading up to and during our trials expected to commence in the second quarter of 2006, August 2006 and September 2006.

Monolithic Power Systems has alleged that certain of our products infringe on one of its patents and a continuation of that patent. In May 2004, the U.S. District Court for the Northern District of California granted our motion for summary judgment that MPS lacked evidence of damages. In July 2005, we received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by us. In November 2005, the court entered judgment in our favor on MPS' patent claims. The verdict is subject to further post-trial motions with the court to challenge the verdict and possible subsequent appeal by MPS. Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, and we cannot predict the outcome of any such litigation. If any party were to prevail in its claims against us, our rights to certain patents and results of operations could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our net sales, results of operations and financial condition. This risk factor only provides a brief discussion of the legal proceedings in which we are involved and related events. You are advised to read the descriptions of our material litigation in the section headed "Business — Intellectual Property" in this document.

We may be subject to lawsuits from third parties.

We are a defendant or plaintiff in actions that arise in the normal course of business as well as actions that arose as counterclaims in response to our patent infringement actions, including actions for antitrust, unfair competition and interference. While we currently believe the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position, overall trends in results of operations, or liquidity, the ultimate outcome of any litigation or claim is uncertain, and the impact of an unfavorable outcome could be material to us. We believe that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations.

Our stock price has fluctuated, and is expected to continue to fluctuate, based on a number of factors.

Our stock price has fluctuated, and is expected to continue to fluctuate, based on a number of factors including, without limitation, (i) fluctuations in our quarterly operating results (see the section headed "Risks Relating to our Business — Fluctuations in our quarterly operating results due to factors such as changes in the demand for electronic devices that utilize our products could adversely affect the trading price of our ADSs and/or Shares" above) and (ii) preliminary or final resolution of intellectual property legal proceedings which we have instituted against others. While we believe that the legal actions we have commenced are in the best interests of our Shareholders and are an important part of the protection of our intellectual property assets, the market price of our stock has reflected, and may continue to reflect, the status of the preliminary or final results of these legal proceedings. In addition, statements by the defendants in these legal proceedings regarding the status or expected outcome of such legal proceedings have affected and may continue to affect our stock price as a result of the market's perception of these legal proceedings.

We have incurred, and continue to incur, significant costs with respect to corporate governance and financial reporting compliance.

To comply with the requirements of the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and adopted by the Nasdaq in response to Sarbanes-Oxley, we have made changes to our financial reporting, securities disclosure and corporate governance practices. We may incur increased legal and financial compliance costs due to these new or revised rules, regulations, and listing requirements and management time and resources may be re-directed to implement our compliance initiatives. These rules may make it more difficult for us to attract and retain qualified executive officers and members of our Board, as well as make it more costly to obtain liability insurance coverage for our officers and Directors.

In particular, the Sarbanes-Oxley Act requires that, among other things:

- our chief executive officer and chief financial officer personally certify our annual report on Form 20-F which is filed with the SEC each year, which certification includes statements as to the accuracy and fair presentation of the report's disclosure, the establishment and maintenance of controls and procedures related to our disclosure and issues regarding our internal accounting controls;
- we refrain from making most types of loans to our officers and directors after the adoption of the Sarbanes-Oxley Act or from making any material modifications to loans that existed prior to the adoption of the Sarbanes-Oxley Act;
- our audit committee:
  - pre-approve all audit and non-audit services provided by our outside auditor except for de minimis services;
  - be directly responsible for the appointment, compensation and oversight of the work of our outside auditor;
  - establish procedures for the receipt and treatment of complaints received by us regarding accounting, controls or auditing matters and any confidential submissions by our employees regarding questionable accounting or auditing;
  - comprise independent directors, as defined under the Sarbanes-Oxley Act and applicable Nasdaq rules; and
- we furnish a report in certain SEC filings in the future pursuant to Section 404 of the Sarbanes-Oxley Act, as discussed in the following risk factor.

The Nasdaq has also implemented new rules following the adoption of the Sarbanes-Oxley Act, including a rule which requires that a majority of our Board must be independent (within the meaning of the Nasdaq's rules).

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately. As a result, we may fail to meet our reporting obligations and current and potential holders of ADSs and/or Shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADS and/or Shares.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our results of operations could be misstated, our reputation may be harmed and the trading price of our ADSs and/or Shares could be adversely affected. In connection with the audit of our financial statements for the years ended December 31, 2002, 2003 and 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a "reportable condition" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in a company's internal controls that, in the auditor's judgment, could adversely affect the ability to record, process and report financial data consistent with the assertions of management in the financial statements. The "reportable condition" was our determination that certain volatility assumptions used to compute the fair value of employee stock compensation for pro forma financial disclosure in the footnotes to our financial statements for 2001, 2002 and 2003 were inappropriate. Accordingly, in consultation with the audit committee and our independent accountants, we restated these pro forma amounts in an amended Form 20-F that was filed with the SEC for the fiscal year ended December 31, 2003. This change did not impact our consolidated financial position, results of operations, or cash flows for any of the periods presented. In 2005, we devoted significant resources to remedy and improve our internal controls, including appointing Grant Thornton LLP as a consultant to help review our existing stock option plans and employee stock purchase plan. In addition, in order to enhance our accounting personnel resources and technical accounting expertise, we appointed PricewaterhouseCoopers in Taipei to provide quarterly training sessions for our internal accountants with regard to the U.S. GAAP and SEC reporting requirements and International Financial Reporting Standards. We are also actively seeking to recruit personnel with specific experience in handling U.S. reporting issues. We believe that these efforts will address the concerns that gave rise to the "reportable condition". However, we cannot be certain that our controls over our financial processes and reporting will continue to be adequate in the future. Any failure of our internal controls over financial reporting could cause us to fail to meet our reporting obligations, including those with the SEC and the Stock Exchange.

In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls. In order to achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period as set out above, we have engaged in a process to document and evaluate our internal controls over financial reporting. In this regard, management has dedicated internal resources, engaged outside consultants and adopted a detailed work plan to (i) assess and document the adequacy of internal control over financial reporting, (ii) take steps to improve control processes where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) continue to improve our internal control over financial reporting. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we were unable to assert that our internal control over financial reporting is effective (or if our auditors were unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our ADSs and/or Shares.

Changes in accounting standards for stock option plans may impact our results of operations and our ability to use stock options to recruit, retain and motivate employees.

The Financial Accounting Standards Board has published revisions to Statement of Financial Accounting Standards No. 123 ("SFAS 123R") which requires all public entities to treat the value of stock options granted to employees as an expense. As a public entity under SFAS 123R, we are required to record, as of the first annual reporting period beginning after June 15, 2005, a compensation expense equal to the value of each stock option granted. This expense would likely be recognized over the vesting period of the stock option. The requirement to expense stock option grants reduces the attractiveness of granting stock options because the additional expense associated with these grants may adversely affect our results of operations. Accordingly, we may not be able to attract and retain key personnel if any future adverse effects on our profitability resulting from the application of SFAS 123R compel us to reduce the scope of our employee stock option plans. In addition, as a result of the requirement to adopt SFAS 123R to expense stock option grants beginning with the first fiscal year after June 15, 2005, our future profitability may be reduced.

RISKS RELATING TO THE SEMICONDUCTOR INDUSTRY

The demand for integrated circuits is dependent on the performance of the industries in which they are employed, which is subject to factors beyond the control of any integrated circuit manufacturer or designer.

The demand for integrated circuits is generally cyclical in nature as such demand is subject to, among other things, fluctuations in demand for the end applications in which they are used. Integrated circuits are used in a diverse range of products such as LCD monitors and LCD televisions, notebook computers, Internet security devices, mobile phones, GPS and portable media players. Market conditions for these end products may be volatile. The semiconductor industry has, at various times, experienced significant economic downturns characterised by production overcapacity, reduced product demand, and a rapid erosion of average selling price.

Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. As a result, periods of overcapacity in the industry have frequently followed periods of increased demand and we expect this pattern to be repeated in the future. In addition, future downturns in the markets for consumer electronics, computers, industrial and communication products in which integrated circuits are used may be severe and could seriously harm our business or delay the launch of our new products. We cannot assure you that we will be able to anticipate future market downturns in these end markets or that any downturn would not have a material adverse effect on our financial condition or results of operations. For more information on the power management integrated circuits market industry as a whole, see the section headed "Industry Overview" in this document.

The price of integrated circuits declines over the product life cycle due to technology advances and we may not be able to respond to rapid technological changes.

The semiconductor industry is characterised by rapidly changing technology and the frequent introduction of new products. As a result, the price of each integrated circuit product typically declines over its product life cycle, reflecting product obsolescence, and decreased demand as customers shift to more advanced products and increased competition as more integrated circuit producers are able to produce similar products in larger numbers. The price decline with respect to a product generally accelerates when the next evolution of that product is accepted by the market and no new applications can be found for such product. Therefore, our success depends on our continued ability to deliver innovative products that will be accepted by the market. Failure to do so on a timely basis and with minimal disruption to production and delivery may adversely affect our results of operations and financial condition. If we do not continually produce advanced products that will be accepted by the market, the average selling price of our products will decrease and our net sales of such products may also decrease as our customers may purchase a greater proportion of products from our competitors.

Integrated circuit producers typically have lengthy and expensive development cycles.

The sales cycle for integrated circuit products is long and requires the investment of significant resources with each potential customer without any assurance of sales. Using our operations as an example, it can take six to 24 months or more for us to design, develop and ship a product to our customers. At any time during or after this development cycle, we work with the customer for inclusion of our product into the customer's product. The customer's product design development cycle can take six to 18 months or more. Once both of these cycles are complete, it usually takes an additional three-to-nine month period before a brand owner commences volume production of end products that incorporate our finished products. This fairly lengthy development cycle creates the risk that customers will decide to cancel or change specifications for their products. Any changes in the specifications for products may lead to increased production time and costs.

The manufacturing of integrated circuits is subject to the availability of raw materials.

The supply of integrated circuits is dependent on the consistent supply of raw materials to contract manufacturers, including silicon wafers, purified chemicals, molding compounds and gases used in the wafer manufacturing process. These raw materials have historically been subject to fluctuations in supply. The unavailability of raw materials to contract manufacturers, for whatever reason, may lead to the supply of integrated circuits being reduced or the average cost price of each integrated circuit to increase, either of which may have an adverse effect on our results of operations.

Many of our integrated circuit contract manufacturers and our customers are vulnerable to natural or man-made disasters and other events outside of our control.

A substantial number of integrated circuit contract manufacturers and our customers are located in Taiwan. As a result, many integrated circuit producers are dependent on the infrastructure supporting the companies in Taiwan and their ability to avoid damages from earthquakes, floods, power losses and similar events. It is not certain whether the general infrastructure in Taiwan is sufficient or adequate to avoid or mitigate the effects of these disruptive events.

Taiwan is susceptible to earthquakes and typhoons. In recent years, it has experienced severe earthquakes and typhoons that caused significant property damage and loss of life. These earthquakes and typhoons caused damage to production facilities and adversely affected the operations of many integrated circuit and integrated circuit-related companies. There can be no assurance that future earthquakes and typhoons will not occur and result in major damage to the facilities of our customers or contract manufacturers. If we are not able to replace capacity from other contract manufacturers or our orders from customers decrease as a result of such event, there may be a material adverse effect on our results of operations.

A decrease in demand or the selling price of end-use applications of integrated circuit products may adversely affect demand and pricing for our products and may result in a decrease in our net sales and earnings.

A significant percentage of our net sales is derived from customers who purchase integrated circuits for consumer electronics, personal computers and communications equipment. Any significant decrease in the demand for such end-use applications may decrease the demand for our products and adversely affect our results of operations. In addition, a decline in the price of such end-use applications could place significant downward pressure on the prices of the components, including our integrated circuits, that are used in such end-use applications. If the average selling price of such applications decreases, the pricing pressure on our products could reduce our gross margins.

RISKS RELATING TO CONDUCTING OPERATIONS IN THE PRC

A slowdown in the growth of the PRC's economy may affect our growth and profitability.

Our business is increasingly dependent upon the economy and business environment in the PRC. However, the growth of the PRC's economy has been uneven across geographic regions and economic sectors. Several years ago, the PRC's economy also experienced deflation, which may recur in the future. There can be no assurance that the growth of the PRC's economy will be steady or uniform. In addition, a slowdown in the growth of the PRC's economy may affect our growth and profitability.

Changes in the PRC's political and economic policies could affect our business.

A significant portion of our international operations is conducted in the PRC. Accordingly, our results of operations, financial condition and prospects are, to an extent, subject to the economic, political and legal climate of the PRC. Since 1978, the PRC government has undertaken various reforms of its economic systems and, as a result, the PRC's economy has transitioned from a planned economy to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of the PRC, we cannot assure you that future economic reforms will not have an adverse effect on our business, financial condition or results of operations.

In addition, the PRC's economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include economic structure, level of government involvement in the economy, level of development, level of capital reinvestment, control of foreign exchange, methods of allocating resources and the balance of payments position. As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries.

Limits placed on technology exports from certain countries and imports into the PRC could substantially harm our business and results of operations.

Our growth depends on our ability to export process know-how and other technologies from certain countries and import such technologies into the PRC. Any restrictions placed on the export or import of technologies could adversely affect our growth and substantially harm our business. In particular, the United States requires us to obtain licences to export certain technologies from it. If we are unable to obtain such export licenses in a timely manner, our business and results of operations could be adversely affected.

In July 1996, 33 countries ratified the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies (the "Wassenaar Arrangement"), which established a worldwide arrangement to restrict the transfer of conventional arms and dual-use goods and technologies. Under the terms of the Wassenaar Arrangement, the participating countries, including the United States, have restricted exports of technology, equipment, materials and spare parts that potentially may be used for military purposes in addition to their commercial applications to the PRC. While the U.S. no longer controls the export of general purpose semiconductors or microprocessors to civil end users in China, the equipment used to manufacture sophisticated semiconductors is tightly controlled for national security reasons by the U.S. and other signatories of the Wassenaar Arrangement. To the extent that the technology, equipment, materials or spare parts used in our manufacturing processes are or become subject to the restrictions of the Wassenaar Arrangement, our ability to procure these products and technology could be impaired. Accordingly, our business and results of operations could be adversely affected. There could also be a change in the export licence regulatory regime in the countries from which we purchase equipment, materials and spare parts that could delay our ability to obtain export licences for the equipment, materials, spare parts and technology we require to conduct our business. There can be no assurance going forward that such technology transfers will comply with export control or licensing laws of the U.S. or other countries.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our PRC subsidiaries currently enjoy preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Our subsidiary in Shanghai is subject to a 15% preferential enterprise income tax rate and certain business tax rebates (instead of the standard 33% enterprise income tax rate and 5% business tax rate) and our subsidiary in Beijing is subject to a 15% preferential enterprise income tax rate, with an income tax exemption for the years ended December 31, 2001, 2002 and 2003 and a 7.5% preferential enterprise income tax rate for the years ending December 31, 2004, 2005 and 2006. Our subsidiary in Wuhan is subject to an 18% preferential enterprise income tax rate based on its status as a "Hi-tech Enterprise" under the relevant PRC rules and regulations. Our subsidiaries in Chengdu are subject to a 33% enterprise income tax rate with an income tax exemption for two years commencing from its first profit year and a 16.5% preferential enterprise income tax rate for the following three years. In addition, our subsidiaries in Chengdu have the benefit of certain business tax rebates.

There have been various tax reform proposals in the PRC, and if any of our incentives are reduced or eliminated by government authorities in the future, our effective tax rates on a consolidated basis could increase significantly. We cannot assure you that we will continue to enjoy these preferential tax treatments in the future and the discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations.

Further, under current PRC laws and regulations, our PRC subsidiaries do not pay any tax on any dividend payments made by our PRC subsidiaries to us or the receipt by us of the profits remitted, provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. However, we cannot assure you that such dividends and profit remittance will continue to be exempted from PRC income tax.

Devaluation or appreciation in the value of the Renminbi or restrictions on the convertibility of the Renminbi could adversely affect our business and results of operations.

The value of the Renminbi is subject to changes in the PRC government's policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in local markets. Since 1994, the conversion of Renminbi into foreign currencies, including HK dollars and U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and with reference to current exchange rates on the world financial markets. Since then, including the period of the Asian financial crisis of 1997 and 1998, the official exchange rate for the conversion of Renminbi to the U.S. dollar was based on a peg. The PRC government had been under recent pressure from its trading partners to permit an appreciation of the Renminbi against the U.S. dollar to take account of the strong growth in the PRC's exports. On July 21, 2005, the PRC changed its currency policy and abandoned the Renminbi peg to U.S. dollars in favor of a managed float of the Renminbi based on market demand and supply with reference to a basket of currencies and their weightings. As a result, the Renminbi appreciated slightly. As the Renminbi is allowed to move in a managed way, there can be no assurance that the Renminbi will not further appreciate or that other measures will not be introduced to address the concerns of the PRC's trading partners. Any such appreciation of the Renminbi will increase the cost of our PRC operations in U.S. dollar terms (which is our financial reporting currency) and potentially adversely affect the pricing of our products exported from the PRC, which may have a material adverse effect on our business in the PRC. On the other hand, any devaluation of the Renminbi could result in an increase in volatility of other Asian currencies and capital markets. Accordingly, there can be no assurance that future exchange rate fluctuations between the Renminbi and the U.S. dollar will not have a material adverse effect on our financial condition and results of operations.

The PRC's legal system embodies uncertainties that could adversely affect our business and results of operations.

Since 1978, many new laws and regulations have been promulgated in the PRC. Despite this activity to develop the legal system, the PRC's system of laws is not yet complete. Enforcement of existing laws or contracts may be slow, uncertain or sporadic. It may also be difficult to enforce the judgment of a court of another jurisdiction. The relative inexperience of the PRC's judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

As a result of the changes occurring in the PRC's legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities which could adversely affect our business and results of operations.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner.

We are a Cayman Islands company and a substantial portion of our operations is conducted through our PRC operating subsidiaries. The ability of these subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries are permitted to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC operating subsidiaries, as wholly foreign-owned enterprises in the PRC, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of their after-tax profits each year. Such cash reserve may not be distributed as cash dividends. Based on the advice of our PRC legal counsel, we believe that we are in compliance with the relevant PRC rules and regulations in this regard.

Distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the PRC governmental authorities, including the SAFE and/or the relevant examination and approval authority. In addition, it is not permitted under PRC law for our PRC subsidiaries to lend money to one another directly. Therefore, it is difficult to change capital expenditure plans once the relevant funds have been remitted from us to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner.

RISKS RELATING TO THE SHARES AND THE INTRODUCTION

The market price of our Shares and/or ADSs may be volatile.

The expected market price for the Shares in Hong Kong following the Introduction may not be indicative of the trading prices of ADSs on the Nasdaq. The financial markets in Hong Kong, the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our Shares and/or ADSs may be caused by factors outside our control and may be unrelated or disproportionate to our results of operations. Accordingly, investors may not be able to resell their Shares and/or ADSs at or above the price at which they purchased their Shares.

The value of a Shareholder's investment may be reduced by possible future sales of Shares or ADSs by us or our Shareholders or the issue of Shares under our employee stock option plans.

Future sales by us or our existing shareholders of substantial amounts of Shares or ADSs in the public markets or the issue of Shares under our employee stock option plans after the Introduction could adversely affect prevailing market prices from time to time. We have undertaken to the Stock Exchange that, at any time during the six-month period from the date on which dealings in the Shares commence on the Stock Exchange, we will not, without the prior consent of the Stock Exchange and unless in compliance with the requirements of the Listing Rules, allot or issue or agree to allot or issue any shares or other securities (including convertible securities) or engage in similar transactions. Our existing shareholders are, however, not subject to such restrictions. We may also decide to issue new shares once the foregoing restrictions lapse. Any such sale of securities, or the perception that such sales may occur, could depress the market price of our Shares and/or ADSs and affect our ability to raise equity capital in the future.

In addition, the issue of Shares under our employee stock option plans will cause dilution to the earnings per Share and net tangible asset value per Share for the relevant periods because of the increase in the number of outstanding Shares.

We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future.

We have not declared or paid dividends on our Shares or other securities since the incorporation of the Company. We do not anticipate declaring any dividend in the foreseeable future. Future dividends, if any, will be at the discretion of the Board and will depend upon our future results of operations, capital requirements, general financial condition, legal and contractual restrictions and other factors the Board may deem relevant.

Provisions in our Memorandum and Articles may discourage potential acquisition bids for us, prevent changes in our management that our Shareholders may favor and do not permit shareholders to call a general meeting.

Provisions in our Memorandum and Articles could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our Shareholders favor. These provisions could have the effect of discouraging others from making offers for our Shares. As a result, these provisions may prevent the market price of our Shares from reflecting the effects of actual or rumored takeover attempts and may prevent Shareholders from reselling their Shares at or above the price at which they purchased their Shares. These provisions may also prevent changes in our management that our Shareholders may favor. Our Memorandum and Articles do not permit Shareholders to act by written consent, do not permit Shareholders to call a general meeting and provide for a classified board of directors, which means Shareholders can only elect a limited number of our Directors in any given year. Furthermore, our Board has the authority to issue up to 250,000,000 preference shares in one or more series. Under our Articles, our Board can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our Shareholders. The issuance of preference shares may delay or prevent a change in control transaction without further action by our Shareholders or make removal of management more difficult. To date, however, we have not issued any preference shares and currently have no plans to do so. Any future issuance of preference shares will be made in accordance with the Listing Rules. In addition, as long as our Shares are listed on the Stock Exchange, the Board has agreed to obtain a specific mandate from Shareholders at forthcoming annual general meetings for the issuance of preference shares. As long as our Shares or preference shares are listed on the Stock Exchange, we will comply with the Listing Rules and any preference shares issued or to be issued will carry the same voting rights as our Shares.

As we are a Cayman Islands company, it could be difficult for investors to effect service of process on and recover against us or our Directors and officers and our Shareholders may face difficulties in protecting their interest.

We are a Cayman Islands company, and many of our officers and Directors are residents of various jurisdictions outside the United States and Hong Kong. A substantial portion of our assets and the assets of our officers and Directors, at any one time, are and may be located in jurisdictions outside Hong Kong and the United States. Although we have irrevocably agreed that we may be served with process in Hong Kong and in Santa Clara, California with respect to actions arising out of or in connection with violations of Hong Kong law and United States federal securities laws relating to offers and sales of our Shares, it could be difficult for investors to effect service of process within Hong Kong or the United States on our Directors and officers who reside outside such jurisdictions or to recover against us or our Directors and officers on judgments of Hong Kong or the United States courts predicated upon the laws of Hong Kong or the civil liability provisions of the United States federal securities laws.

Our corporate affairs are governed by our charter documents, consisting of our Memorandum and Articles, and by the companies law and common law of the Cayman Islands. The rights of our Shareholders and the fiduciary responsibilities of our Directors are governed by Cayman Islands law, which are not as clearly established as under statutes or judicial precedent in jurisdictions such as the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in Hong Kong or the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States and Hong Kong. Such differences may mean that our minority Shareholders may have less protection than they would have under the laws of the United States and Hong Kong. For example, the Cayman Islands does not have a statutory equivalent to section 168A of the Companies Ordinance, which provides a remedy for shareholders who have been unfairly prejudiced by the conduct of the Company's affairs. See the section headed "Summary of the Constitution of the Company and Cayman Islands Company Law" in Appendix III to this document. Due to the less protective nature of such laws in the Cayman Islands, our Shareholders may have more difficulty in protecting their interests in the face of actions by our management or Directors than would shareholders of a corporation incorporated in some other jurisdictions.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT

This document includes particulars given in compliance with the Securities and Futures (Stock Market Listing) Rules (Chapter 571V of the Laws of Hong Kong) and the Listing Rules for the purposes of giving information to the public with regard to our Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this document misleading.

This document is published solely in connection with the Introduction. It may not be used for any other purpose and, in particular, no person is authorised to use or reproduce this document or any part thereof in connection with any offering of shares or other securities of the Company. Accordingly, there is no, and will not be any, offer of or solicitation, or an invitation by or on behalf of the Company and the Sponsor to subscribe for or purchase, any of the Shares. Neither this document nor any other document or information (or any part thereof) delivered or supplied under or in relation to the Introduction may be used for the purpose of, and the delivery, distribution and availability of this document or such other document or information (or any part thereof) does not constitute any offer of or solicitation or an invitation by or on behalf of the Company and the Sponsor, to subscribe for or purchase any of the Shares.

NO CHANGE IN BUSINESS

No change in the business of the Company is contemplated following the Introduction.

LISTING AND DEALINGS

Application has been made to the Listing Committee for the listing of, and permission to deal in, the Shares. The Company currently has a primary listing of the Shares in the form of ADSs on the Nasdaq and a secondary listing of the Shares on the Cayman Islands Stock Exchange, both of which it intends to maintain alongside its proposed dual primary listing of the Shares on the Stock Exchange. Consequently, unless otherwise agreed by the SEC or, as the case may be, the Stock Exchange, the Company must comply in all respects with the Listing Rules and any other relevant laws and regulations in Hong Kong as well as applicable U.S. securities laws and regulations. The Directors will use their best endeavours to ensure that no release of information will be made in the U.S. unless a simultaneous release is made in Hong Kong and vice versa.

Whilst the Company is not required to seek the approval from the SEC in relation to the Introduction, a proxy statement was despatched by the Company on October 17, 2005 to its shareholders and a general meeting of the Company was held on November 14, 2005 whereby resolutions were passed for the approval of the Introduction and amendments to the then current Articles of the Company to, among other things, comply with the requirements of the Listing Rules and the Repurchase Mandate (the particulars of the resolutions passed at the general meeting are set out in the section headed "Resolutions of the Shareholders of the Company" in Appendix IV to this document).

In order to ensure that new Share certificates are made available to Shareholders who may wish to convert their ADSs into Shares to be registered on the Hong Kong branch register prior to the commencement of dealings on March 2, 2006 on the Stock Exchange, the Company has made special arrangements with both the Depositary and Hong Kong branch registrar to expedite such conversions. Details of these arrangements are set out in the section headed "Listings, registration, dealings and settlement" in this document.

APPLICATION FOR LISTING BY WAY OF INTRODUCTION ON THE STOCK EXCHANGE

We have applied to the Listing Committee for listing of, and permission to deal in, our Shares, including Shares presently in issue and listed (in the form of ADSs) on the Nasdaq, Shares issuable upon the exercise of outstanding options issued under the Existing Equity Incentive Plans as at the Latest Practicable Date and Shares reserved for future grants under our 1999 Employee Stock Purchase Plan and the New Equity Incentive Plans. No options have been granted by the Company under the Existing Equity Incentive Plans since the Latest Practicable Date.

The Introduction is subject to the Listing Committee granting the listing of, and permission to deal in, the above-mentioned Shares.

Except for our listing on the Cayman Islands Stock Exchange and on the Nasdaq, and as disclosed herein, no part of the share or loan capital of the Company is listed on or dealt in on any other stock exchange and no such listing or permission to list is being or is proposed to be sought in the near future.

REGISTER OF MEMBERS AND STAMP DUTY

The Company's principal register of members will be maintained in the Cayman Islands. Dealings in the Shares registered in the branch register of the Company in Hong Kong will be subject to Hong Kong stamp duty.

Unless we determine otherwise, dividends will be paid to our Shareholders as recorded on our register of members, by ordinary post, at the Shareholders' risk, to the registered address of each Shareholder.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

Subject to the granting of listing of, and permission to deal in, the Shares on the Stock Exchange and the Company's compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. All necessary arrangements have been made for the Shares to be admitted into CCASS.

COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the Shares on the Stock Exchange are expected to commence on or about March 2, 2006. Shares will be traded in board lots of 2,000 each.

EXCHANGE RATE CONVERSION

This document sets out certain conversion rates among Renminbi, HK dollars and U.S. dollars, for information only. No representation is made that any Renminbi, HK dollars or U.S. dollars could have been or could be converted at any particular rate indicated on the date or dates in question or any other date.

PROFESSIONAL TAX ADVICE RECOMMENDED

Potential Shareholders and investors are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of holding and dealing in the Shares. It is emphasized that none of the Company, the Sponsor, any of their respective directors, agents or advisers or any other person involved in the Introduction accepts responsibility for any tax effects or liabilities of holders of Shares resulting from the subscription, purchase, holding or disposal of Shares.

DIRECTORS AND PARTIES INVOLVED IN THE INTRODUCTION

DIRECTORS

Name	Residential Address	Nationality
Executive Directors		
Sterling Du	32C, 168 Prospect Point Road Unit 1, Grand Cayman Cayman Islands	American
Chuan Chiung "Perry" Kuo	Flat 2C 100 Shek Pai Wan Road Aberdeen Hong Kong	Taiwanese
James Elvin Keim	1A Ocean Point Villas West Bay, Grand Cayman Cayman Islands	American
Independent Non-Executive Directors		
Michael Austin	Victory House 134 Nelson Quay Governor's Harbour Grand Cayman Cayman Islands	British
Geok Ling Goh	37 Jalan Kampong Chantek Singapore 588615	Singaporean
Lawrence Lai-Fu Lin	No. 79, Lane 1 Huatan Street Sindian City, Taipei County Taiwan 23153	Taiwanese
Keisuke Yawata	4-6-21-301 Takanawa Minato-Ku Tokyo Japan	Japanese
Xiaolang Yan	11-12-2-301, Ma Cheng Road, Hangzhou PRC	Chinese

PARTIES INVOLVED

Sponsor

Morgan Stanley Dean Witter Asia Limited
30th Floor, Three Exchange Square
Central
Hong Kong

Auditors and reporting accountants

Deloitte Touche Tohmatsu
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road
Central
Hong Kong

Legal advisers to the Company

as to Hong Kong law and United States law
Morrison & Foerster
21st Floor
Entertainment Building
30 Queen's Road
Central
Hong Kong

as to Cayman Islands law
Maples and Calder
Ugland House
P.O. Box 309 GT
South Church Street
George Town
Grand Cayman
Cayman Islands

as to PRC law
Zhong Lun Law Firm
11/F, Bank of China Tower
No. 200, Yincheng Road Central
Pudong New Area
Shanghai 200120
PRC

as to Taiwan law
Everlex Law Offices
6th Floor, 4 Jen Ai Road, Sec. 4
Taipei
Taiwan

Legal advisers to the Sponsor

as to Hong Kong law
Slaughter and May
47th Floor
Jardine House
One Connaught Place
Central
Hong Kong

as to United States law
Shearman & Sterling LLP
12/F Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

as to PRC law
Jun He Law Offices
Kerry Centre, Suite 2501
1515 Nanjing Road West
Shanghai 200040
PRC

as to Taiwan law
Baker & McKenzie
15/F, 168 Tun Hwa N-Road
Taipei 105
Taiwan, R.O.C.

Property valuer

DTZ Debenham Tie Leung Limited
10/F, Jardine House
1 Connaught Place
Central
Hong Kong

CORPORATE INFORMATION

Registered office	M&C Corporate Services Limited Ugland House P.O. Box 309 GT South Church Street George Town Grand Cayman Cayman Islands
Head office	Grand Pavilion Commercial Centre West Bay Road P.O. Box 32331 SMB George Town Grand Cayman Cayman Islands
Place of business in Hong Kong registered under Part XI of the Companies Ordinance	8th Floor Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong
Qualified accountant	Jane Liang (*CPA*)
Joint company secretaries	Chuan Chiung "Perry" Kuo Ngai Wai Fung (*FCS* and *FCIS*)
Authorized representatives	Chuan Chiung "Perry" Kuo Flat 2C 100 Shek Pai Wan Road Aberdeen Hong Kong Sterling Du 32C, 168 Prospect Point Road Unit 1, Grand Cayman Cayman Islands Ngai Wai Fung (alternate to Sterling Du) 8th Floor Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong
Audit committee	Keisuke Yawata (*Chairman*) Geok Ling Goh Lawrence Lai-Fu Lin

CORPORATE INFORMATION

Hong Kong branch share registrar and transfer office	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East Wanchai Hong Kong
Principal bankers	ABN AMRO Bank N.V. Taipei Branch 18th Floor 7 Sung-Jen Road Taipei 110 Taiwan, R.O.C. Silicon Valley Bank 303 Tasman Drive Santa Clara California 95054 United States China Construction Bank Pudong Branch 201 Yin Cheng East Road Pu Dong Shanghai PRC
Compliance Advisor	Watterson Asia Limited 5th Floor, 8 Queen's Road Central Hong Kong

Unless otherwise indicated, the information presented in this section and elsewhere in this document with respect to market information is derived from various official publications. None of us, the Sponsor or any of our or their respective affiliates or advisers have prepared or independently verified such information. The Directors have taken reasonable care in the reproduction of such information and statistics. Such information may not be accurate and should not be unduly relied upon.

POWER MANAGEMENT SEMICONDUCTOR MARKET

The markets for consumer electronics, mobile computing and communications products, such as LCD monitors, LCD TVs, notebook computers, mobile handsets and portable entertainment devices, are large and growing as functionality increases and prices decrease. One of the most significant challenges in these markets remains the efficient management of power. As the number of applications and features available for these products has increased, the number and variety of power loads, or individual subsystems requiring voltage or current regulation, has also grown. Each additional application or feature can require multiple functions and circuits that, in turn, require more individually-regulated and managed power sources. Increasingly, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

Power management integrated circuits deliver power and regulate voltage, controlling the flow of electrical energy among the various power loads and energy sources in a product or system. Power management requires a combination of two distinct technological disciplines: digital integrated circuit design and analog integrated circuit design. Digital circuits, such as microprocessor and memory semiconductors, provide most of the functionality of computer processing. However, digital circuits generally cannot handle significant amounts of current or multiple voltage levels. In contrast, analog circuits use and manipulate continuously varying voltage and current levels. Battery power systems, which have relatively high and continuously varying power levels, are inherently analog systems.

Digital integrated circuit technology can be used to manage power systems more intelligently and efficiently and help to prolong battery life in mobile applications. However, since battery power systems are analog by nature, mixed-signal integrated circuits, or circuits that incorporate both digital and analog technologies, are necessary in order to harness the intelligence provided by digital technology. Designing mixed-signal integrated circuits poses a number of difficulties: analog circuits are more sensitive than digital circuits to the physical layout and electrical characteristics of the circuit; analog circuit designers must have a very high level of circuit design experience; and basic differences in the technologies used in digital and analog circuit design make combining the technologies problematic.

In addition, mixed-signal integrated circuits comprise both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a "system-on-a-chip", can enable manufacturers to make products smaller, lighter and more reliable. Thus, as mobile computing and communications devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in battery designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

Most consumer electronics, mobile computing and communications product manufacturers need mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in their devices to enable them to offer new devices with richer functionality and longer battery lives. These semiconductors should also be highly integrated and standards-based to help manufacturers create products that are smaller, lighter, easier to use, more reliable and more cost-efficient to design and produce. In addition, in mobile device markets where product life cycles can be less than one year, these solutions typically need to be developed using advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products.

Several different process technologies are available for designing and fabricating analog and digital integrated circuits. Of these, complementary metal oxide semiconductor, or CMOS, is the most widely used process technology, especially for purely digital integrated circuits. CMOS processes are described in terms of feature size, or geometry, and are measured in microns. One micron equals one millionth of a meter. Currently, the most advanced process technologies achieve feature sizes of 0.13 micron, 0.09 micron and smaller. However, small feature size circuits can become damaged when exposed to high voltages and therefore power management integrated circuits are typically fabricated using larger feature sizes. For this reason, older fabs, having feature sizes of 0.25 micron to 0.80 micron or greater, have traditionally been used in fabricating power management integrated circuits, while the most advanced and most expensive fabs are used for digital and non-power management analog integrated circuits.

END MARKET APPLICATIONS

Our high performance integrated circuits for power management and security applications are mainly used in the LCD and notebook computer end markets. The LCD market can be divided into a number of segments including notebook computer displays, desktop computer monitors and LCD television markets. The LCD market also includes other consumer electronics products, such as GPS, portable DVD players and mobile phones.

Liquid Crystal Display (LCD) Market

Commercial production of TFT-LCD products began in the 1990s, and since then TFT-LCD has emerged as one of the most widely used flat panel display technologies. This trend has primarily been driven by certain attractive physical (slimness, flatness, lighter weight, portability), electrical (lower power consumption, lower radiation) and visual (higher resolution, more stable picture quality, no flickering) attributes of TFT-LCD products. Based on differences in end applications and technical requirements, the TFT-LCD industry serves a number of major markets including notebook computers, desktop monitors and televisions.

DisplaySearch reported that TFT-LCD captured US$49 billion, or approximately 64%, of total worldwide display market revenues in 2004. In terms of unit shipment, DisplaySearch estimated that approximately 139 million large-size (larger than or equal to 10 inches) TFT-LCD panels were sold worldwide in 2004, compared to approximately 31 million in 2000, equating to a compounded annual growth rate of approximately 46%. According to DisplaySearch, the TFT-LCD industry generated revenues from these large-size panels of approximately US$35 billion in 2004, compared to revenues of approximately US$14 billion in 2000.

The TFT-LCD market is experiencing a trend towards larger panel sizes as evidenced by the larger market size and higher growth rate for large-sized TFT-LCD panels in comparison to small and medium-sized TFT-LCD panels. Cold Cathode Fluorescent Lamps, or CCFLs, are commonly used to backlight the TFT-LCD displays. Typically, one or more inverters are required to drive CCFLs. As the panel size increases, the number of CCFLs required increases to maintain brightness and support greater viewing distance. As a result, the demand for inverters also increases. For instance, while a 15-inch desktop monitor may only require one CCFL, 24 inch and larger monitors may require as many as six to eight CCFLs. Similarly, while a 15-inch LCD television may require only one CCFL, large screen LCD televisions of 40 inches or more may require as many as 40 to 48 CCFLs. Consequently, as the desktop monitor and LCD television markets transition to larger panel sizes, more CCFLs, and accordingly, more inverters will be required.

The TFT-LCD display market is broadly divided into notebook computer display, desktop computer monitor and LCD television segments.

The following table sets forth, for the periods indicated, the number of large-size (≥ 10 inches) TFT-LCD panels sold and expected to be sold worldwide for each of the principal TFT-LCD markets, according to data from DisplaySearch.

	2004	2005E	2006E	2007E	2008E
	(Units in millions)				
TFT-LCD Panels (≥ 10 inches):					
Notebook Computers	47	62	76	87	99
Desktop Monitors	75	119	135	147	160
Televisions	12	27	42	60	77
Others[1]	5	8	12	14	17
Total	**139**	**215**	**264**	**308**	**353**

Source: DisplaySearch Fourth Quarter 2005 Worldwide Forecast Report
Note:
1. Others includes industrial, public information display and DVD players, among other applications.

Notebook Computer Displays

Almost all notebook computers use TFT-LCD panels. According to DisplaySearch, the unit sales of large-size TFT-LCD panels for notebook computers grew from 21.7 million in 2000 to 47.1 million in 2004, and revenues grew from US$9.2 billion to US$9.7 billion during the same period. The notebook computer display panel size has increased from 10 inches in the early 1990s to 17 inches (16:9 wide format) in 2004, with 15-inch panels becoming increasingly popular as notebook computers with 15-inch screens have emerged as a mainstream alternative to desktop computers.

Desktop Computer Monitors

After the rapid price reduction of TFT-LCD panels in 2000 and 2001, TFT-LCD panels began to replace conventional CRT monitors due to the superior display quality and the smaller overall size of TFT-LCD panels.

According to DisplaySearch, from 2000 to 2004, sales of TFT-LCD panels for desktop monitors grew at a compounded annual growth rate of 79% in units and 45% in revenues, as businesses and retail consumers replaced their existing CRT monitors with TFT-LCD monitors or purchased new desktop computers with TFT-LCD monitors. Based on data from DisplaySearch, unit sales of large-size TFT-LCD panels for desktop monitors grew from 7.3 million in 2000 to 74.6 million in 2004, and revenues grew from US$4.3 billion to US$18.7 billion during the same period. The mainstream desktop monitor panel size has increased from 15 inches in 2000 to 17 inches in 2004.

The desktop monitor market has become the largest TFT-LCD market, surpassing the notebook computer market in terms of revenues and unit volume in 2002. Based on data from DisplaySearch, the demand for TFT-LCD monitors is expected to grow at a higher rate than the demand for desktop computers over the next few years as consumers replace their existing CRT monitors. Based on data from DisplaySearch, total worldwide desktop monitor unit sales will reach approximately 155 million in 2005, of which approximately 108 million will consist of TFT-LCD desktop monitors, representing a penetration rate of 70%.

LCD Television Market

Industry-wide commercial production of TFT-LCD panels for televisions began in 2000. Based on data from DisplaySearch, unit sales of LCD television panels grew from 191,000 in 2000 to 12.2 million in 2004, and market revenues grew from US$118 million to US$5.8 billion during the same period. Currently, the principal panel sizes for LCD televisions range between 15 inches and 42 inches. Larger panels for LCD televisions, up to 55 inches, are expected to be ready for increased commercial production in the near future.

LCD televisions are anticipated to contribute to the growth of the TFT-LCD industry in the long term. The advantages of LCD televisions over CRT televisions are similar to the advantages of LCD desktop monitors over CRT desktop monitors. Historically, TFT-LCD panels had been used for speciality television products, such as portable televisions and airplane televisions, but had not been used as household televisions, which represented the largest segment of the television market. This is because standard household televisions are usually larger than 20 inches in diagonal measurement, which is larger than the panels used for most monitors and notebook computers. However, new fifth and sixth generation TFT-LCD manufacturing facilities, or "fabs", which utilize advanced process technologies to process larger glass substrates, are able to produce large-sized panels for household televisions at a lower cost than older fabs.

Notebook Computer Market

The global notebook computer industry has grown rapidly over the past few years and is expected to grow at a faster rate than the global desktop PC industry. In the short term, increased notebook sales are being driven at the consumer level by increasing performance and functionality, greater feature sets, and an increasing number of full-featured systems offered at or below US$1,000. Over the longer term, built-in TV tuners and larger than 17-inch notebooks are additional factors which could drive longer term demand. According to DisplaySearch, total global notebook computer shipments increased from 21.5 million units in 2000 to 46.6 million units in 2004, representing a compounded annual growth rate of 21%.

BUSINESS

BUSINESS OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications. We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players. Our integrated circuit products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us because larger LCD panels require more of our CCFL inverters.

Our integrated circuit products use analog, digital or mixed-signal designs that combine analog and digital circuits on a single chip, reducing the number of components needed and allowing our customers to reduce the size, weight, power requirements and/or cost of their products. We offer a wide range of proprietary application specific standard products as well as customized products. We work closely with our customers to identify their product needs and establish engineering priorities for new product designs and development. We also have design centers in many of our key markets to provide design and engineering support to our customers. We believe that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers.

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and distributors in China, Japan, Korea, Singapore, Taiwan and the United States. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This "fabless" approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

We also recently began to design, develop and market virtual private networks, or VPNs, and firewalls, which are systems security solutions for communications between computer systems and networks, including the transmission of data across the Internet. In addition, we license a limited portion of our proprietary intellectual property to third parties.

Our net sales have grown from US$88.6 million in 2003 to US$92.2 million in 2004 and US$105.6 million in 2005.

COMPETITIVE STRENGTHS

We specialize in the design, development and marketing of power management integrated circuits for the consumer electronics, computer, industrial and communications markets. The following competitive strengths are key to our strong track record and we expect they will continue to facilitate our future growth:

- **Technology expertise in analog and mixed-signal designs and system-level architecture.** As at December 31, 2005, we had 420 research and development engineers representing more than 65% of our total employees. We have devoted substantial resources to developing our expertise in analog and mixed-signal designs and system-level architecture. Our expertise enables us to develop high performance analog and mixed-signal integrated circuits that have substantially longer product life cycles than digital integrated circuits because the physical layout and electrical characteristics of analog and mixed-signal integrated circuits make them difficult to replace. Our system-level expertise is built upon our understanding of how different components within a system interact with each other. Such expertise enables us to help customers save costs by optimizing the power management functions of their product systems and to develop innovative proprietary products not offered by our competitors.

- **Broad intellectual property portfolio.** Leveraging our technology expertise and large research and development team, we have developed a broad portfolio of intellectual property which, as at the Latest Practicable Date, included approximately 183 issued patents and over 400 patent applications in the United States and various other jurisdictions. Most of our patents and patent applications relate to circuitry design methodologies and system-level architecture for applications in consumer electronics, computer, industrial and communications products. Our broad intellectual property portfolio enables us to control the design and development of our products more effectively, achieve better pricing as a result of the proprietary nature of our products and develop long-term customer relationships through continued product upgrades based on patented designs.

- **Global operations to maximize efficiency.** We have developed our global presence across the United States, Asia and Eastern Europe for the purposes of accessing the resources we need and servicing our customers effectively. For example, we have established research and development centers in the U.S., Eastern Europe, Singapore and the PRC where we can access engineers experienced in analog circuitry who are much less common than those with digital circuitry experience. Moreover, our on-the-ground sales teams and field applications engineers are based near our major OEM, ODM and module maker customers. As a result, we can effectively identify our customers' future product needs and establish engineering priorities for new product designs and development.

- **Large and growing markets for our products.** The majority of our products are used in LCD monitors, LCD televisions and notebook computers. These markets are large and growing. DisplaySearch estimates that the number of LCD monitors and LCD televisions sold between 2000 and 2004 increased by 1,057%, representing a compounded annual growth rate of 84%. DisplaySearch also estimates that the number of notebook computers sold between 2000 and 2004 increased from 21.5 million units in 2000 to 46.6 million units in 2004, representing a compounded annual growth rate of 21%. Potential future growth in the LCD market, especially units with larger-size panels, represents an attractive opportunity for us because we believe that more of our CCFL inverters will be needed as LCD panels become larger. In addition, we have launched strategic initiatives to offer products in other markets which we believe have long-term growth potential, such as the markets for Internet security devices and mobile phones.

- **Strategic presence in the PRC.** Over the last few years, the PRC has been emerging as one of the world's major centers for semiconductor design and manufacturing. We commenced our PRC operations in 2001 and we now maintain what we believe is one of the largest semiconductor design teams in the country, with approximately 258 engineers as at December 31, 2005. We offer ongoing training to our PRC-based engineers to improve their system-level architecture knowledge and circuitry design skills. Increasingly, more OEMs, ODMs and module makers are relocating their operations to the PRC. We believe that going forward, more component (including semiconductor) procurement decisions will be made by personnel based in the PRC. Having design engineers in the PRC enables us to stay close to our customers. We believe that such proximity offers us a competitive advantage over some of our competitors which do not have a similar presence in the PRC.

BUSINESS STRATEGY

Through leveraging our competitive strengths and implementing the following strategies, we aim to become a leading supplier of power management integrated circuits to the consumer electronics, computer, industrial and communications markets and to penetrate the market for security applications effectively:

- **Target high growth markets.** We believe that our target markets will experience strong growth in the new few years. We intend to continue to develop proprietary mixed-signal integrated circuits for applications in the consumer electronics, computer, industrial and communications markets. As the demand for mobility and advanced product features increases, more power management solutions will be required. We believe that our expertise in analog and mixed-signal designs and system-level architecture will enable us to capture the growth in these markets.

- **Continue strengthening our relationships with market leading vendors.** We intend to continue strengthening our relationships with leading vendors in the consumer electronics, computer, industrial and communications markets. These vendors purchase integrated circuits in large quantities, which allows us to maximize the returns on our product development costs. We intend to sell more semiconductor solutions into these vendors' products over time. Our integrated circuits are currently sold to vendors (or brand owners) including Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others.
- **Leverage our system-level expertise to anticipate customer demand and develop next-generation products with long life cycles.** We intend to leverage our understanding of system-level architecture to anticipate changes in our customers' product requirements and develop innovative solutions that improve the power management functions of their evolving systems. We intend to continue to focus on analog and mixed-signal integrated circuits to benefit from their relatively longer life cycles in comparison to digital integrated circuits.
- **Actively protect our intellectual property.** We intend to continue actively protecting our intellectual property. These efforts will entail filing patent applications and pursuing legal action where necessary to protect against infringements by third parties. In addition, we plan to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We believe that maintaining clear rights over our proprietary technologies will enable us to gain a critical advantage in our product marketing activities and will help us strengthen our relationships with customers.
- **Expand investment in our supply chain.** We have made investments in certain of our suppliers and potential future suppliers, including software developers, foundries and testing service providers. These investments enable us to enhance our business relationship with these suppliers to ensure the adequacy of foundry capacity allocation and quality of services provided to us. We plan to continue to evaluate additional investment opportunities in our supply chain.
- **Expand our presence in the PRC.** We intend to continue to expand our operations in the PRC, including hiring more design engineers and building stronger relationships with existing and prospective customers and suppliers in the country. We believe that the semiconductor industry in the PRC will continue to grow rapidly in the coming years and our strategic presence in the PRC will allow us to capture this growth.

The Company intends to fund the implementation of the foregoing strategies from its available working capital which is affected by the amount of cash provided by operating activities. In the future, the Company may also raise additional funds through public or private sales of securities, which could affect the speed and magnitude of such implementation. However, the Company currently has no intention of raising additional funds through public or private sales of securities.

HISTORY AND DEVELOPMENT

Our legal name is O2Micro International Limited. We are incorporated in the Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive office is located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our business started with the establishment of O2Micro, Inc. in California in March 1995. In 1997, the Directors determined that the Company should change its jurisdiction of incorporation to the Cayman Islands. Accordingly, O2Micro International Limited was established in the Cayman Islands in March 1997, and, at the same time, the existing shareholders of O2Micro, Inc. exchanged all of the authorized and outstanding common stock, preferred stock and options of O2Micro, Inc. for ordinary shares, preference shares and stock options in O2Micro International Limited with identical rights. After the exchange, we held all of the outstanding capital stock of O2Micro, Inc.

In 1999, we expanded our operations into Asia, opening offices in Taiwan, Japan and Singapore. In 2001, we expanded our operations into the PRC and, in 2003, expanded into Korea.

Since our change in jurisdiction of incorporation in March 1997, we have not undergone any material reclassification, merger, acquisition, or consolidation, and there has not been any material change in the types of products and services offered by us or the manner in which we conduct our business. There have been no changes in our key management team or our Board from 2002 to 2005, other than the resignation of one director and the addition of two members to our Board.

From time to time, we have made investments in certain of our suppliers and potential future suppliers, including software developers, foundries and testing service providers. These investments enable us to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and quality of services provided to us. For further details of these investments, see the section headed "Financial Information — Long-term Investments" in this document.

Our Shares were initially listed on the Nasdaq on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001. On November 14, 2005, our Shareholders approved a 50-for-1 share split and the implementation of an ADS program with respect to the Shares on the Nasdaq. As a result, our Shares were delisted from the Nasdaq on November 25, 2005, and ADSs, each of which represents 50 Shares, were listed on the Nasdaq on November 28, 2005, being the next trading day of such market.

On October 17, 2005, the Company announced that it had filed a registration statement with the SEC for a public offering of a maximum of US$115 million worth of Shares. The Company also announced at that time that it proposed to list such Shares on the Stock Exchange. Subsequently, on December 20, 2005, the Company announced that it was postponing the implementation of the offering and listing on the Stock Exchange. The Board thereafter determined not to conduct the public offering and instead to list its Shares on the Stock Exchange by way of introduction. The Board's determination was in the best interest of the Shareholders, based primarily on current and expected market conditions and having regard to the working capital and financial needs of the Company.

CORPORATE STRUCTURE

We are incorporated in the Cayman Islands and are the parent company of the various subsidiaries that conduct our business on a worldwide basis. The chart below sets forth our Shareholders and significant operating subsidiaries, all of which are wholly-owned, as at the Latest Practicable Date:


Directors & Senior Management
Wasatch Advisors, Inc.
Fidelity Management & Research Company
Other Public Shareholders
6.49%
17.09%(1)
14.68%(1)
61.74%(2)
O2Micro International Limited (Cayman Islands)
O2Micro, Inc. (USA)
O2Micro Electronics, Inc. (Taiwan)
O2Micro International Japan Ltd. (Japan)
O2Micro Pte Limited (Singapore)
Aotu Micro (Wuhan) Co., Ltd. (PRC)(3)
O2Micro (Beijing) Co., Ltd. (PRC)(3)
O2Micro (China) Co., Ltd. (PRC)(3)
O2Micro (Chengdu) Co., Ltd. (PRC)(3)
O2Micro Korea Limited (Korea)

Notes:

1. As at the Latest Practicable Date, based on the most recent SEC filings, Wasatch Advisors, Inc. and Fidelity Management & Research Company held 17.09% and 14.68%, respectively, of the Company's issued share capital. On the basis that each of them is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company, they are accordingly substantial shareholders of the Company for the purposes of the Listing Rules.
2. Other Public Shareholders includes employees of the Company other than Directors and senior management but excludes Wasatch Advisors, Inc. and Fidelity Management & Research Company.
3. We are in the process of consolidating our operations in China under O2Micro (China) Co., Ltd. O2Micro (China) Co., Ltd. has applied to the relevant regulatory authorities to approve its establishment of branches in Beijing, Chengdu and Wuhan. Once the branches are established, we will, in accordance with relevant regulations and procedures and subject to the receipt of relevant approvals, merge O2Micro (Beijing) Co., Ltd., Aotu Micro (Wuhan) Co., Ltd. and O2Micro (Chengdu) Co., Ltd. into the relevant branches of O2Micro (China) Co., Ltd and dissolve each of these subsidiaries. At present, we are unable to estimate when the consolidation of our operations in China would be completed.

TECHNOLOGY CORE COMPETENCY

We believe our key competitive advantage lies in our technology expertise in various technical fields. We draw upon our knowledge of hardware and software system architecture used in computing and consumer electronics devices to take a system-level approach to solving technical challenges and to integrating the normally disparate fields of digital, analog and software designs to provide optimized solutions for power management systems.

- **System-level knowledge.** Our system-level knowledge has been developed through the experience of our engineers in hardware and software system architecture and through close working relationships with leading OEMs and ODMs. As a result, we believe that our engineers possess a deep understanding of the interaction among numerous components used in complex systems and we are able to provide optimal power management solutions for these systems.

- **Mixed-signal design expertise.** We have developed proprietary design methodologies that integrate digital and analog designs to create robust mixed-signal solutions. We have also developed proprietary design methodologies to model and simulate mixed-signal performance characteristics more accurately. We believe that our design culture, which emphasizes both individual and group responsibilities, enables us to execute such interdisciplinary development work efficiently.

- **Software knowledge.** Many of our products require software drivers to allow our products to interact properly with the system software or other components used in our customers' products. In working with notebook computer manufacturers, we facilitate the adoption of our products in their product designs by developing the accompanying software drivers. As a result, we have developed significant expertise in developing software drivers for our products to ensure proper interaction between our hardware and their system software.

- **Compatibility with standard foundries.** Most high volume semiconductor foundries have been designed primarily to manufacture digital integrated circuits. As a result, analog and mixed-signal semiconductor companies typically face the relatively expensive option of either utilizing low volume specialized foundries or building their own fabrication facilities. We have developed a proprietary manufacturing technology that allows us to produce analog and mixed-signal integrated circuits in standard high volume complementary metal oxide semiconductor, or CMOS, foundries. By doing so, we have been able to take advantage of the economies of scale afforded by high volume semiconductor foundries and use multiple manufacturing sources for our products.

PRODUCTS

Our products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources. We sell our products into the following four end-markets:

- **Consumer electronics market,** including desktop monitors, LCD televisions, digital cameras, camcorders and portable media players;
- **Computer market,** including notebook computers, desktop computers and desktop servers;
- **Industrial market,** including any product that is specified to operate over an extended temperature range, for instance, beyond the standard commercial operating temperature range of standard semiconductor products of zero degrees to 70 degrees centigrade. Products that operate over an extended temperature range include industrial tools, automobile GPS systems and other automobile systems; and
- **Communications market,** including portable GPS systems, data communications security and networking systems, Internet and Internet related systems and mobile phone handsets.

Historically, the majority of our revenue was derived from the sale of our products in the notebook computer market. However, more recently, we have begun to sell products for use in other end-markets. As part of this diversification effort, we have increased our focus on the consumer electronics market, particularly on LCD monitors for desktop computers and LCD televisions. Additionally, we have increased our efforts on expanding our product portfolio to address opportunities in the communications and industrial markets.

Our products are divided into three categories: integrated circuits, systems security solutions and licensed intellectual property. Historically, we generated substantially all of our revenues from integrated circuits. The integrated circuits category can be further sub-divided by circuit type into analog, mixed-signal and digital. Our integrated circuit products target all four end markets including consumer electronics, computer, industrial and communications, and our licensed intellectual property can be used in products aimed at those markets as well. Currently, our systems security solutions products primarily target the communications market. The following table sets forth the breakdown of our net sales by product category in each of 2003, 2004, and 2005:

	Year Ended December 31,		
	2003	2004	2005
	(US$'000)	(US$'000)	(US$'000)
Integrated Circuits:			
Analog	40,069	55,268	87,657
Mixed-signal	18,483	9,736	6,484
Digital	29,986	27,109	11,305
Systems Security Solutions	—	—	45
Licensed Intellectual Property	61	83	61
Total	88,599	92,196	105,552

The major products included in each category are set out below:

Integrated Circuits

CCFL Inverters

We believe that we are one of the most experienced suppliers of CCFL inverters in the world, with one of the highest market shares worldwide for these products. We have more than 30 patents and over 500 patent claims covering CCFL inverter technologies.

We sell a variety of both fixed and variable input voltage CCFL inverters. These CCFL inverters convert direct current power to alternating current power required for backlighting of LCD screens. Our CCFL inverters use our patented High Efficiency CCFL Intelligent Inverter technology which allows conversion of direct current power to alternating current power in a single step without requiring an intermediate voltage level. A result of the single step conversion is a more efficient power transformation process yielding longer battery life for portable electronics products. Our CCFL inverters increase the efficiency of the lighting system, extend the overall battery run-time in mobile devices and allow the use of smaller and simpler circuitry which reduces system costs. Additionally, our CCFL inverter controllers span a broad range of products from those that are capable of driving single-lamp notebook computer panels with one CCFL to those that are capable of driving as many as 50 CCFLs or more required for LCD televisions. Our CCFL inverters also improve the quality of the output signal, which increases the overall lamp life, and accept digital instructions that enable the operating system to control features such as dimming and contrast. We believe that our CCFL inverters are well-suited for driving various sizes of LCD backlight lamps currently being designed into next generation LCD displays.

CardBus Controllers

Our CardBus controllers provide a high speed connection between the PC cards and the CPU that add features such as removable data storage to a notebook computer. Our CardBus controllers provide advanced design flexibility for PC cards that interface with advanced notebook designs, allowing the user to add high-performance enhancements and new functions easily. In addition, our CardBus controllers incorporate a power saving feature that shuts down most of their operations when the system is powered down, so that they only monitor external events such as local area network activity and modem activity.

SmartCardBus Controllers

Our SmartCardBus controllers combine a Smart Card Reader, or SCR, which reads data from a smart card, and a CardBus controller, which controls the connection to the computer, in one integrated circuit. Our

SmartCardBus controllers enable standard smart cards, which are credit card-like devices that store digital information in an embedded microchip, to connect directly with a notebook computer equipped with a CardBus socket. By reading encrypted information embedded in smart cards, our SmartCardBus controllers add significant new features to notebook computers at a low cost, such as network security and security for e-commerce transactions. Using our patented SmartCardSensing technology, our SmartCardBus controllers have the ability to recognize and read both smart cards, which are issued to customers by banks and credit agencies to store account information, and PC cards, which provide removable data storage and other functions to notebook computers. This ability eliminates the need for separate integrated circuits for both cards and allows the user to switch between cards while the computer is in operation.

E-Guardian

Our E-Guardian integrated circuit products provide PC users with the ability to transact secure e-commerce transactions on the Internet using their desktop computer keyboard and a financial smart card. E-Guardian integrated circuits combine a standard Universal Serial Bus, or USB, hub with SCR functionality, eliminating the need for an external smart card reader.

4-in-1 MemoryCardBus

Our 4-in-1 MemoryCardBus controllers combine a CardBus controller and a 4-in-1 flash memory card reader on a single integrated circuit. Our 4-in-1 MemoryCardBus controllers support four widely used flash media formats, including the SmartMedia™ (a trademark of Toshiba), the Memory Stick™ (a trademark of Sony), the MultiMediaCard™ (a trademark of Infineon Technologies) and the SD™ Memory Card (a trademark of SanDisk).

CardBus Power Switches

Our CardBus power switches provide an integrated power management solution for PC cards. They are used in conjunction with a data output CardBus controller to control and distribute voltages to PC card slots.

Intelligent Charger

Our Intelligent Chargers control and monitor battery charging and discharging in notebook computer systems. Our Intelligent Chargers optimize battery charging based on battery chemistry and capacity. To ensure safe and reliable charging, our Intelligent Chargers have built-in temperature monitors, voltage monitors, current monitors, voltage limiting devices and current limiting devices to prevent overcharging and other hazards while maximizing charging current and voltage. Our Intelligent Chargers are embedded with a set of standard instructions, thus easing the programming burden for our customers.

DC/DC Converters

Our DC/DC converters are high efficiency products that power mobile and desktop PCs. We offer two types of DC/DC converters: the mobile CPU core power controller chipset and the server CPU core power controller.

The mobile CPU core power controller chipset is specially designed for next generation portable computing microprocessors. It is an Intel Mobile Voltage Positioning, or IMVP, specification compliant solution that provides processor core and peripheral voltages using one controller integrated circuit. This architecture allows flexible PCB layout possibilities, while isolating high power driver circuitry away from complex temperature-sensitive controller and reference circuitry.

The server CPU core power controller is designed for high-speed DC/DC power conversion, which is useful for powering high wattage desktop and server microprocessors. This architecture provides high currents, while utilizing a lower number of power delivery phases, and therefore fewer external components than other modern multi-phase, high current power solutions.

SuperDJ and AudioDJ

Our SuperDJ and AudioDJ allow notebook computers to play music CDs without starting up the entire system or activating the CPU. This feature substantially reduces battery consumption, allowing longer playing time and providing easier access to music CDs with a notebook computer.

Intelligent Manager

Our Intelligent Manager integrated circuit products provide numerous programmable functions that manage and control the flow of electrical power in a notebook computer beyond the standard features offered with the standard advanced configuration and power interface, or ACPI, specification and Intel architecture power management methods. ACPI is a power management specification developed by Intel, Microsoft and Toshiba which enables the operating system of a computer to control the amount of power given to each device attached to the computer. Some of the features made possible with these products include a flashing indicator that indicates the presence of new e-mail messages after a button is pushed, a sensor that detects when a notebook computer is connected to a docking station and a suspend/wake-up button that allows a user to switch easily in and out of a low power sleep mode.

Systems Security Solutions

Our systems security solutions product category includes VPNs and firewalls which provide security functions for communications between computer systems and networks, including the transmission of data across the Internet. VPNs and firewalls are installed by our customers to protect their computer systems against corruption and/or theft of data by outside influences such as viruses or hackers. These products combine our internally developed software and integrated circuits designed by us which are manufactured by third party foundries. The products are then assembled by independent assembly suppliers. Our direct sales force markets these products, principally to small and medium-sized enterprises.

Licensed Intellectual Property

We have recently begun licensing our intellectual property, including proprietary technology relating to aspects of our analog and mixed-signal designs, to third parties. We negotiate the terms of each license on a case-by-case basis, and we receive royalties or other forms of consideration in exchange for the grant of the license.

MANUFACTURING

All of our integrated circuits are designed by our engineers and designers in-house. We subcontract the manufacture of our products to semiconductor foundries, assembly and testing service providers. This "fabless" approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

The chart below illustrates our manufacturing process:


O2Micro Semiconductor Design
Semiconductor Foundries (CSMC(1), TSMC, UMC and X-FAB)
Assembly Service Providers (SPIL, TICP and CWT)
Testing Service Providers (SPIL, Etrend and KYE) and In-house Testing Facilities
O2Micro Warehouses (Located in Hong Kong and Taiwan)
Original Design Manufacturers (ODMs) and Module Makers
Original Equipment Manufacturers (OEMs)

Note:

1. Although CSMC is not currently one of our major semiconductor foundry providers, we anticipate that we will increase our purchase of foundry services from CSMC in the future.

We use established mainstream processes for the manufacture of our products. This approach reduces our technical risks and minimizes the risks related to production capacity constraints.

Wafer Manufacturing

Wafer manufacturing is a capital intensive and complex operation which takes place at dedicated facilities of semiconductor foundries. After we have designed our integrated circuits, we place orders with a semiconductor foundry to fabricate wafers with our integrated circuits embedded in them. The semiconductor foundry purchases raw unprocessed wafers, or silicon substrates, and processes them according to our specifications to fabricate the wafers used in our products. Currently, the majority of our wafers are fabricated using 0.25 to 0.80 micron CMOS semiconductor processes, which are the standard semiconductor processes used by semiconductor foundries. The wafer fabrication process generally takes six to 10 weeks. Fabricated wafers are then shipped by the semiconductor foundry, according to our instructions, to either an assembly service provider for electrical wafer sort and assembly or to an electrical wafer sort service provider for electrical wafer sort only.

Our major semiconductor foundry providers are TSMC, UMC and X-FAB. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on prevailing wafer costs, which, in turn, depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization.

Assembly and Testing

After the fabricated wafers have been electrically sorted, they are ready for assembly and are either sent to an assembly service provider for assembly or held at our warehouse facilities, or an "inventory hub", for assembly at a later date. An "inventory hub" is a provider of warehousing services. We often hold inventory of our semi-finished products in the form of electrically sorted wafers because it is at this manufacturing stage that the most time has been invested, with the least costs, and we then have the flexibility of choosing the type of packaging into which they are to be assembled. The wafer sort and assembly process generally takes three to six weeks.

Once our integrated circuits are assembled and packaged, they are ready for final electrical testing. We instruct the assembly service provider to send our packaged integrated circuits to either a testing service provider for final testing or our warehouse facilities (or an inventory hub) for testing at a later date. The electrical testing process generally takes a few days. Once our products have been tested, they are ready for use by our customers.

Finished products may be sent from the testing service provider to our customers or their designees such as third party service providers that manufacture their products or a portion of their products containing our integrated circuits. Our customers may request for our integrated circuits to be shipped in plastic tubes, several to a tube, or use a form of packaging called "tape and reel" that more readily provides for automated assembly of our integrated circuits into their products. If a customer orders "tape and reel" packaging, this is done either at a testing service provider or a "tape and reel" service provider prior to shipment of our products to the customer.

We utilize several assembly and testing service providers in Taiwan and other parts of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. We intend to build and operate a semiconductor testing facility in China to test a portion of our products prior to shipment. We believe that the new facility will provide us with the test capacity and flexibility needed to meet future customer requirements. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products. In addition, we control the technologies of our products during the final testing stage. Having a greater share of the product testing performed in-house will enable us to have more direct control over our testing cost and technologies, and more flexibility in the management and apportionment of test capacity.

Our current credit terms with our foundry, assembly and testing service providers vary from 30 to 60 days, depending on our relationships with each of them. We generally pay our service providers by direct wire transfer. Our accounts payable days for the years ended December 31, 2003, 2004 and 2005 were 51 days, 47 days and 37 days, respectively. This decrease in our accounts payable days over the same period resulted primarily from migration to, and becoming familiar with, a new accounting software platform that improved our payment system, thereby allowing us to process our payments more efficiently. Our accounts payable days for the year ended December 31, 2005 are in line with our existing credit terms.

We also have made investments in certain of our current suppliers and potential future suppliers, including software developers, foundries and testing service providers. These investments enable us to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and quality of services provided to us. We plan to continue to evaluate additional investment opportunities in our supply chain.

For the years ended December 31, 2003, 2004 and 2005, our five largest suppliers accounted for approximately 56.6%, 68.4% and 76.2%, respectively, of our total purchases, while our largest supplier accounted for approximately 18.7%, 17.4% and 31.1%, respectively, of our total purchases.

None of the Directors, their respective associates or, so far as the Directors are aware, Shareholders of the Company who will own more than 5% of the issued share capital of the Company immediately following completion of the Introduction had any interest in any of the five largest suppliers of the Company during the above periods.

INVENTORIES

Our inventory comprises mainly raw materials, work-in-progress and finished goods. We maintain inventory levels based primarily on current and forecast sales orders. We evaluate our inventory levels on a quarterly basis and make full provision for any inventory that is over six months old and for which there is no customer demand based on forecasted product demand and market conditions. As at December 31, 2003, 2004 and 2005, we had inventories of US$9.6 million, US$11.2 million and US$15.9 million, respectively. The increase in our inventories from 2003 onwards was primarily due to our increased purchase of wafers in anticipation of growth in sales over the same period. We use wafers for our integrated circuit products. Different integrated circuit products require wafers with different specifications and we treat them as raw materials. We believe that adequate provision has been made for our inventory of wafers. As at December 31, 2003, 2004 and 2005, our provision for inventory was US$1.3 million, US$791,000 and US$1.1 million, respectively. The decrease in inventory provision as at December 31, 2004 was due to a write-off of US$1.2 million in inventory which became obsolete due to rapid changes in the market during 2004. The increase in inventory provision as at

December 31, 2005 was due to additional slow moving inventory reserve on our digital integrated circuit products.

MARKETING, SALES AND CUSTOMER SUPPORT

Our marketing strategy is focused on the sale of proprietary analog and mixed-signal integrated circuits to customers in the consumer electronics, computer, industrial and communications markets. These markets tend to be dominated by a small number of major brand name companies. As a result, we focus our resources on the major vendors in each market.

We primarily sell proprietary application specific products to our customers and work with them on new product development. We also design customized products for our customers. We work directly with our customers to create demand for our products by providing them with application specific product information for their system design, engineering and procurement groups. We actively participate in their design processes to introduce them to our products and the target applications our products address. We endeavour to design products that will meet increasingly complex and specific design requirements, but which will also support widespread demand for these future products. We typically undertake a four-to-eight month development process with our customers. If successful, this process culminates in a customer deciding to use our product in its system, which we refer to as a design win. Volume production generally takes an additional three-to-six months after the initial design win confirmation. Once our products are accepted and designed into an application, the customer is likely to continue to use the same power architecture and derivative products in a number of its models, which tends to extend our product life cycles.

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. For the year ended December 31, 2005, direct sales, sales through sales representatives and sales to our distributor in Japan accounted for approximately 82%, 14% and 4%, respectively, of our net sales. We maintain sales offices in most of our major markets which include Texas, California, Taiwan, Korea and Japan. Additionally, we have sales representatives in Hong Kong, Singapore, Taiwan and the United States, as well as one distributor in Japan.

We pay our direct sales force on a salary basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. Our commission rates for these representatives ranged from 0.5% to 5.0% of the purchase price of our products sold between 2003 and 2005, and we paid them an aggregate of approximately, US$1.4 million, US$593,000 and US$908,000 in commissions in 2003, 2004 and 2005, respectively. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into a distributorship arrangement with a distributor on an exclusive basis for the sale of our products in Japan as a principal at the request of certain of our major end customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the terms and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributor to its end customers. In addition, products held by the distributor are considered part of our inventory and are included in our inventory balance. Sales to the distributor are recognized and inventory is adjusted upon shipment to its end customers as title to inventories generally transfers upon shipment. We receive monthly inventory and sales reports from the distributor in Japan, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and for which there is no end customer demand based on forecasted product demand and market conditions.

Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. In addition, we maintain customer support staff in the United States, Taiwan, China and Japan for post-order servicing and applications support.

CUSTOMERS

We focus on the major OEMs (or brand owners) in the consumer electronics, computer, industrial and communications markets. Many of these major OEMs use third-party providers, such as ODMs, module makers or other intermediaries, to produce their products or portions of their products containing our components. Hence, the majority of our direct sales are to these third-party providers. We have maintained long-term relationships with our major customers for a number of years.

We have no long-term volume purchase contracts with any of our major customers. The majority of our sales to customers are conducted on the basis of purchase orders, which set out the specific terms for a particular sale. We price our products primarily with reference to the prevailing market conditions, taking into consideration the complexity, technology and features of the product, the order size and the relationship with the customer.

For the years ended December 31, 2003, 2004 and 2005, sales to our largest customer accounted for 13.5%, 17.5% and 8.3%, respectively, of our net sales. For the years ended December 31, 2003, 2004 and 2005, aggregate sales to our top five customers represented 41.2%, 46.5% and 30.4%, respectively, of our net sales.

None of the Directors, their respective associates or, so far as the Directors are aware, Shareholders who will own more than 5% of our issued share capital immediately following the completion of the Introduction, had any interest in any of our five largest customers in each of the years ended December 31, 2003, 2004 and 2005.

The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, the United States and other regions:

Location of customers	Years Ended December 31, 2003	2004	2005
	(in thousands of U.S. dollars)		
Asia	88,548	92,105	105,517
United States	51	53	29
Other regions	—	38	6
Total	88,599	92,196	105,552

We generally extend to our customers credit terms varying from 30 to 45 days. We may adjust our usual credit terms according to each customer's credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under a letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectability.

Our accounts receivable turnover days for the years ended December 31, 2003, 2004 and 2005 were 36 days, 38 days and 36 days, respectively. The increase in our accounts receivable days between 2003 and 2004 was primarily due to the extension of credits given to our customers over the same periods. The extension of credits resulted mainly from an overall increase in sales as well as increased sales to customers in China where there is customarily a longer collection period. The decrease in our accounts receivable days between 2004 and 2005 was primarily due to improvements in our management of customer credit.

RESEARCH AND DEVELOPMENT

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2005, we had 420 full-time employees engaged in research and development efforts with 258 in China, 31 in Taiwan, 71 in the United States, 32 in Singapore, 26 in Eastern Europe, one in Korea and one in Japan. Our research and development team includes many experienced design engineers with degrees from universities around the world, including, as at December 31, 2005, 18 with doctorates, 239 with masters degrees and 148 with bachelors degrees, as their highest degrees, with the majority of such degrees in electrical engineering or related areas. Our research and development personnel are divided by product type, and the head of each such team has more than 15 years of experience in his field of expertise. We hire our research and development personnel in various locations to capitalize on the availability of highly skilled engineers, and their relatively lower labor cost, in those locations. Our research and development centers in United States, Asia and Japan jointly collaborate on all of our research and development projects, accessing the expertise and experience of our personnel in those locations. All of such centers conduct general research and development activities with respect to our full range of products.

Our total expenditures for research and development for the years ended December 31, 2003, 2004 and 2005 were US$19.2 million, US$20.3 million and US$25.4 million, respectively. We believe that the number of our research and development staff will increase in the next 12 months primarily due to the expansion of our existing design centers and the opening of additional design centers in China. We intend to continue to expand our research and development operations in China, including increasing the number of design engineers and increasing the proportion of research and development activities that we conduct in China.

We employ designers who are experienced in system architecture, analog, digital, mixed-signal and software design and development. We also utilize independent contractors from time-to-time for specific research and development projects. Our internal research and development staff thoroughly review the external development processes and the design of these products as part of our quality assurance process. All development is carried out using ISO 9001 certified design processes, and our design tools are continuously enhanced to improve design, fabrication and verification of our products.

Our research and development activities are a constantly evolving process which reflects the results on our ongoing projects, our expectations regarding market developments and changes in customer demand and industry specifications. We commence new projects or alter the scope or direction of existing projects on a regular basis under the guidance of our management and senior research personnel.

We work with our customers to monitor the performance of our product designs and to provide support at each stage of product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets including in Japan, Taiwan, China, Korea and the United States. These direct applications engineering personnel assist with supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific applications.

As at the Latest Practicable Date, our research and development efforts have resulted in approximately 183 registered patents and applications for over 400 patents.

INTELLECTUAL PROPERTY

Our intellectual property is primarily developed in-house. We do, from time to time, acquire intellectual property from third parties which we believe is instrumental or complementary to our business. We also on occasion license our intellectual property to third parties in exchange for royalties or other consideration.

Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may also recruit our employees who have access to our proprietary technologies, processes and operations.

We rely in part on patents to protect our intellectual property. As at the Latest Practicable Date, we had approximately 78 patents issued in the United States and approximately 105 patents issued in other jurisdictions, including 29 in the PRC and 50 in Taiwan. In addition, we had approximately 133 patent applications pending in the United States Patent and Trademark Office. As at the Latest Practicable Date, we also had approximately 295 patent applications pending in various jurisdictions other than the United States, including 109 in the PRC and 56 in Taiwan. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyright, trademark, trade secret laws, contractual provisions, licenses and maskwork protection under the United States Federal Semiconductor Chip Protection Act of 1984 and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our proprietary information.

We may from time to time grant rights to third parties for our patents and other intellectual property. In March 2003, we granted a limited non-exclusive license for two of our patents relating to certain technologies used in our PC Card Controllers to Ricoh and its subsidiaries.

The laws of some foreign jurisdictions, including China, do not protect our proprietary rights to the same extent as the laws of the United States, and many companies have encountered substantial infringement problems in these countries, including countries in which we have sold and continue to sell a significant portion of our products. There is a risk that our protection measures may not be adequate. For example, our competitors may independently develop similar technologies, duplicate our products or design around our patents or our other intellectual property rights. If we fail to protect our intellectual property adequately, it would make it easier for our competitors to sell competing products.

We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in Taiwan. In January 2003, the Shilin District Court in Taiwan issued a preliminary injunction prohibiting MPS, one of our competitors, from designing, manufacturing, selling, importing or displaying certain of its products which infringe on our Taiwan patents. MPS filed counterclaims for unfair competition and impairment of business reputation. Our litigation with MPS is ongoing. MPS has also filed a petition with the Taiwan Fair Trade Commission, or the FTC, claiming that we have violated the Taiwan Fair Trade Law. We have filed a response to this claim with the FTC, but no further action has been taken by the FTC to date.

In February 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting BiTEK, one of our competitors, from making, selling, using, or importing for the purposes of making, selling and using, its BIT3105, BIT3105-P and BIT3106 "high efficiency ZVS CCFL controller" related products. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting BiTEK from designing, making, selling, displaying and importing and all other disposing acts related to its products, including without limitation BIT3107.

In September 2003, December 2003, February 2004, May 2004, June 2004 and March 2005, we were also granted similar preliminary injunctions or provisional attachments against Clevo Computer Company, Asustek Computer Inc., Silicon Motion, Inc., Micro-Star International Co. Ltd. and Silicon Motion, Inc., Samsung Electronics, and Taiwan Sumida Electronics, Inc., respectively, in our patent infringement actions against these companies in Taiwan. As of December 31, 2005, we have deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds in connection with those and other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against us in the event we do not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit with the court.

We are currently in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of our products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted our motion for summary judgment that MPS lacked evidence of damages. Trial on MPS' claim commenced in June 2005 and, in July 2005, we received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by us. In November 2005, the court entered judgment in our favor on MPS' patent claims. The verdict is subject to further post-trial motions with the court to challenge the verdict and possible subsequent appeal by MPS. If MPS is able to overturn the summary judgment and/or jury verdict, then it may attempt to seek injunctive relief and legal costs.

We are also involved in several other patent litigations in the United States. Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any of the pending litigations, and we cannot predict the outcome of any such litigation. However, we do not expect the final outcome of these pending litigations to have a material adverse effect on our financial condition or our results of operations, based on the fact that most of these litigations were initiated by us as plaintiff. Nevertheless, litigation is costly, time consuming, and may distract management from other important tasks and, in patent litigations where we are the plaintiff, there is a risk that our patents may be held invalid or unenforceable. In addition, in any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, a reduction or the elimination of the value of related inventories, and the assessment of a substantial monetary award for damages related to past sales, any of which could have a material adverse effect on our result of operations and financial condition.

COMPETITION

We compete in the market for analog and mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability.

We believe our principal competitors include Linear Technology, Maxim Integrated Products and Texas Instruments. For example, in the computer end-market, we compete primarily with (i) Texas Instruments in CardBus products and battery charger products for notebook computers and DC/DC converters for systems and microprocessor support, (ii) Maxim Integrated Products in battery charger products for notebook computers and (iii) Linear Technology in DC/DC converters for systems and microprocessor support. We also compete with other competitors such as (i) Microsemi in CCFL inverters products for the backlighting of LCD displays in the computer, consumer electronics and industrial end-markets, (ii) Intersil in DC/DC converters for systems and microprocessor support and (iii) Ricoh in CardBus products for notebook computers. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

Based on industry reports, prices in the market for analog and mixed-signal integrated circuits have been decreasing at an average annual rate of 2.8% per year over the five year period from 1999 to 2004.

FACILITIES

Our major facilities are located in the United States, the PRC and Taiwan. Our largest single facility is currently in Santa Clara, California. More than one-third of our facilities are located in the PRC. The following table sets out the location, size and primary use of our major facilities and whether such properties are owned or leased.

Location	Size (in square feet)	Primary Use	Owned[1]/leased
California	37,180	operations, design and marketing	owned
Shanghai, PRC	30,448	technical research and design	owned
Hsin-Chu, Taiwan	23,630	operations and marketing	leased
Taipei, Taiwan	22,103	operations and marketing	leased
Beijing, PRC[2]	16,070	operations and design	leased
Wuhan, PRC[2]	11,220	operations and design	leased
Chengdu, PRC[2]	13,552	operations and design	leased

Notes:

1. With respect to land located in China, "ownership" refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for technical research and design purposes are limited to a term of no more than 50 years.
2. The PRC facilities for which we are the lessee have not been registered with relevant governmental authorities as required under applicable PRC regulations. The applicable PRC regulations do not specify whether the lessor or the lessee is responsible for such registration, although in practice it is the lessor which usually handles registration. According to an interpretation issued by the Supreme People's Court on the PRC Contract Law, failure to register a lease agreement does not affect the validity of such lease agreement. However, such leases may not be enforceable against any third parties. In the event that the relevant landlord leases the real property under such lease to a third party and makes proper registration, the lessee under such lease may claim damages against the landlord on the basis of breach of such lease but may not enforce the lease for occupation of the real property. We do not foresee any difficulty in seeking alternative premises for these properties should this become necessary. We are not indemnified by any Shareholder in respect of any damages arising from the absence of such registration.

In addition to the above major facilities, we also have smaller operations in the PRC, Korea, Japan, Singapore and Eastern Europe, which range in size from 218 to 7,104 square feet. We also maintain an office in the Cayman Islands primarily to process invoices and receive amounts payable. We believe our current owned and leased facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

GENERAL

The Board consists of eight Directors, five of whom are independent non-executive Directors.

According to Rule 8.12 of the Listing Rules, an issuer must have sufficient management presence in Hong Kong including that normally at least two of the issuer's executive directors must be ordinarily resident in Hong Kong. Since our operations are primarily located outside Hong Kong, we do not and, for the foreseeable future, will not have a management presence in Hong Kong to satisfy the requirement of Rule 8.12 of the Listing Rules. Currently, Chuan Chiung "Perry" Kuo, one of our executive Directors, resides in Hong Kong. Accordingly, we have applied to, and obtained from, the Stock Exchange a waiver from strict compliance with Rule 8.12 of the Listing Rules. We have made internal arrangements to maintain effective communication between us and the Stock Exchange.

Chuan Chiung "Perry" Kuo and Sterling Du have also been appointed as the authorized representatives of the Company under Rule 3.05 of the Listing Rules. As Sterling Du is not resident in Hong Kong, he has appointed Ngai Wai Fung as his alternate. The authorized representatives (including the alternate) will act as the principal communication channel with the Stock Exchange and can easily make themselves available in Hong Kong whenever necessary to deal with inquiries from the Stock Exchange. As and when the Stock Exchange contacts the authorized representatives for any matters, they have the means to contact all members of the Board (including the independent non-executive Directors) immediately at all times. As a result, such internal arrangement can ensure that all members of the Board can be promptly informed of any such matters and can maintain an effective communications channel with the Stock Exchange.

In addition to appointing the authorized representatives, we have also retained the services of a compliance advisor which, in addition to the authorized representatives of the Company, will act as the principal channel of communication with the Stock Exchange from the date of listing until the date on which the Company complies with Rule 13.46 of the Listing Rules in respect of its financial results for the first full financial year following listing on the Stock Exchange.

Our independent non-executives directors do not have any unique or separate rights, privileges or duties, and each of them performs the same role as an independent director of a public company in Hong Kong. Certain of our directors also serve on one or more Board committees. Our independent non-executive directors have not been involved in daily management functions of our Company since they joined the Board.

DIRECTORS, SENIOR MANAGEMENT AND STAFF

Directors and Executive Officers

The table below sets forth information regarding our Directors and executive officers and senior management. Our executive officers are appointed by, and serve at the discretion of, our Board.

Name	Age	Position
Sterling Du 杜玽琁	46	Chief Executive Officer, Chairman of Board and Class I Director
Chuan Chiung "Perry" Kuo 郭傳炯	46	Chief Financial Officer, Joint Secretary and Class I Director
James Elvin Keim	62	Head of Marketing and Sales and Class II Director
Michael Austin	70	Independent Non-executive Director and Class III Director
Geok Ling Goh 吳玉麟	64	Independent Non-executive Director, Member of the Audit Committee and Class I Director
Lawrence Lai-Fu Lin 林來福	55	Independent Non-executive Director, Member of the Audit Committee and Class II Director
Keisuke Yawata	71	Independent Non-executive Director, Chairman of the Audit Committee and Class III Director
Xiaolang Yan 嚴曉浪	59	Independent Non-executive Director and Class III Director
Ivan Chang 張治平	43	Vice-President, Finance
Johnny Chiang 江連璋	48	Vice-President, Logistics and Backend
Jane Liang 梁靜	37	Qualified Accountant

EXECUTIVE DIRECTORS

Sterling Du, aged 46, has served as our chief executive officer and chairman of our Board since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O2Micro, Inc. Mr. Du received a bachelor of science degree in chemical engineering from National Taiwan University and a master of science degree in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung "Perry" Kuo, aged 46, has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a Director since March 1999, as secretary since October 1999 and as a Class I Director since June 2001. Mr. Kuo received a bachelor of science degree in chemical engineering from National Taiwan University and a master of business administration degree from the Rotterdam School of Management, Erasmus University in The Netherlands.

James Elvin Keim, aged 62, has served as a Director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a bachelor of science degree in engineering from Iowa State University, a master of science degree in electrical engineering and a master of business administration degree from the University of Illinois.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Michael Austin, aged 70, has served as a Director since October 1997 and as a Class III Director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. He serves as a director of Scottish Re, a public company. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Geok Ling Goh, aged 64, has served as a Director since January 2000, as a member of the audit committee since August 2000 and as a Class I Director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as a director on the boards of Sembcorp Industries Ltd., Plato Capital Ltd. (formerly PKTech International Ltd), Venture Corporation Ltd., DBS Group Holdings Ltd. and DBS Bank Ltd. He also serves as a council member of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

Lawrence Lai-Fu Lin, aged 55, has served as a Class II Director and member of the audit committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as Corporate Supervisor for a number of Taiwan companies including Cellink Company Limited and Tex Year Industries Inc. He received a bachelor of science degree from Taipei Vocational Commercial School.

Keisuke Yawata, aged 71, has served as a Director since October 1999, as a member and the chairman of the audit committee since August 2000 and July 2001, respectively, and as a Class III Director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the chief executive officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. He received a bachelor of science degree in electrical engineering from Osaka University in Osaka, Japan and a master of science degree in electrical engineering from Syracuse University.

Xiaolang Yan, aged 59, has served as a Class III Director since July 2005. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China's National Integrated Circuit Talent Education Program and the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing,

China. Mr. Yan received his bachelor of science and master of science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

SENIOR MANAGEMENT

Ivan Chang, aged 43, has served as our vice-president, finance since February 2003. He also served as our controller from July 1999 until February 2003. Mr. Chang received a bachelor of science degree in Accounting from Soochow University and a master of science degree in Accounting Information from University of Maryland, College Park.

Johnny Chiang, aged 48, has served as our vice-president, logistics and backend since February 2003. He also served as our director of operations from March 1999 to February 2003 and our operations manager from November 1997 to March 1999. Mr. Chiang received a bachelor of science degree in Industrial Engineering from Chung Yung University.

Jane Liang, aged 37, is a fellow of the Association of Chartered Certified Accountants and a member of the Chinese Institute of Certified Public Accountants. Prior to being appointed our Qualified Accountant, Ms. Liang held positions as a senior finance manager with Bausch & Lomb (Shanghai) Trading Co. and as an accounting supervisor with Exxon Chemical (Shanghai) Trading Co. Ms. Liang holds a masters and a bachelors degree in Philosophy from Fudan University.

JOINT COMPANY SECRETARIES

Chuan Chiung "Perry" Kuo, aged 46, has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a Director since March 1999, as secretary since October 1999 and as a Class I Director since June 2001. Mr. Kuo received a bachelor of science degree in chemical engineering from National Taiwan University and a master of business administration degree from the Rotterdam School of Management, Erasmus University in The Netherlands.

Ngai Wai Fung, aged 44, is the associate director and head of listing services of KCS Limited, a leading corporate secretarial and accounting services provider in Hong Kong. Mr. Ngai is also a fellow of the Hong Kong Institute of Chartered Secretaries (the "HKICS") and the Institute of Chartered Secretaries and Administrators. He is also a vice president of the HKICS and the chairman of its China Affairs Committee. Mr. Ngai holds a masters degree in corporate finance from the Hong Kong Polytechnic University, a master of business administration from Andrews University and a bachelor of laws (with honors) from the University of Wolverhampton.

STAFF

As at December 31, 2005, we had a total of 645 full-time employees. The following table shows a breakdown of our employees by functions and by region:

By Function	Number of employees
Research and Development	420
Operations	75
Management and Administration	150
Total	645

By Region	Number of employees
PRC	325
Taiwan	134
U.S.	109
Rest of the World	77
Total	645

We recognize the importance of good relations with our employees. The remuneration payable to employees includes salaries and, for certain employees, housing allowances, bonuses, equity compensation, social welfare benefits (for qualified employees in China) and insurance benefits. We continue to provide training for our staff to enhance technical and product knowledge as well as knowledge of industry quality standards.

We have not experienced any significant problems with our employees or disruption to our operations due to labor disputes, nor have we experienced any difficulties in the recruitment and retention of experienced staff. We believe that we have a good working relationship with our employees. Our employees are not covered by any collective bargaining agreements.

TERMS OF DIRECTORS AND OFFICERS

Our Articles provide for our Board to be elected on a staggered basis, which means that Shareholders can only elect a limited number of our Directors in any given year which can make it more difficult for a third party to acquire us without the consent of our Board. At our first annual general meeting after becoming eligible to have a classified board, our Board was divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of Directors permitted. At that annual general meeting, three Class I Directors were elected for a one-year term, two Class II Directors for a two-year term and two Class III Directors for a three-year term. At each subsequent annual general meeting, successors to the class of Directors whose terms expire at that annual general meeting are elected for a three-year term. Other than their different term expiration dates, there are no differences between the three classes of Directors in respect of their roles and responsibilities on the Board. If the number of Directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of Directors in each class as equally as possible, and any additional Directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director.

Our Articles allow our Shareholders, by special resolution, to remove any Director before the expiration of his or her term of office notwithstanding anything in the Articles or in any agreement with the Director (but without prejudice to any claim for damages under any such agreement). Further, our Directors have the power at any time to appoint any person to become a Director, either to fill a vacancy or as an addition to the existing Directors, except that the total number of Directors may not exceed the number fixed in accordance with our Articles. We have currently set the number of Directors at not less than five or more than nine persons, but a majority of our Shareholders may, by ordinary resolution, increase or reduce the limits on the number of Directors. The term of executive officers is determined by our Board. There is no provision under Cayman Islands law which requires the term of executive officers to be for a particular period.

COMMITTEES OF OUR BOARD

Our Board has an audit committee and a compensation committee. The composition and responsibilities of these committees are described below.

Audit Committee. The current members of our audit committee are Keisuke Yawata, Geok Ling Goh, and Lawrence Lai-Fu Lin. Keisuke Yawata is the chairman of the audit committee. None of the current members of our audit committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of our audit committee include, among other things:

- appointing, evaluating, compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent audit team and pre-approving all non-audit services to be provided by our independent auditor;
- reviewing reports from our independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between us and the independent auditor;

- reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;
- reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;
- reviewing our risk assessment and management policies;
- reviewing any legal matters that may have a material impact on the adequacy and effectiveness of our legal and regulatory compliance procedures;
- establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and
- obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements, including the United States Foreign Corrupt Practices Act.

We believe that the composition and functioning of our audit committee following the Introduction will comply with the applicable requirements of the Sarbanes-Oxley Act, the Nasdaq, the SEC and the Listing Rules. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee. The current members of our compensation committee are Lawrence Lai-Fu Lin and Michael Austin. Neither of the current members of our compensation committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of our compensation committee include, among other things:

- annually reviewing and approving our goals and objectives relating to, and evaluating the performance of and determining and approving the compensation to be paid to our chief executive officer including long-term incentive compensation;
- annually reviewing and making recommendation to the Board with respect to compensation for executive officers other than our chief executive officer;
- administering and periodically reviewing and making recommendations to our Board regarding the long-term incentive compensation or equity plans made available to our employees and consultants; and
- reviewing and making recommendations to our Board regarding executive compensation philosophy (including determining the compensation of our executive officers), strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for our executive officers in view of our corporate performance and goals.

DIRECTORS' REMUNERATION

For the years ended December 31, 2003, 2004 and 2005, the total remuneration paid to our Directors was US$549,000, US$608,000 and US$626,000, respectively. The aggregate remuneration payable to our Directors for the year ending December 31, 2006 is estimated to be approximately US$800,000. For the years ended December 31, 2003, 2004 and 2005, there were no contributions to pension schemes made by us for the Directors or past Directors; there were no bonuses paid or receivable by the Directors which are discretionary or based on the Group's or any member of the Group's performance; there were no amounts paid or receivable by the Directors as an inducement to join or upon joining us; there was no compensation paid or receivable by Directors or past Directors for the loss of office as a Director of any member of the Group or any other office in connection with the management of the affairs of any member of the Group; and there were no arrangements under which a Director has waived or agreed to waive any emoluments.

The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to our five highest paid individuals for the years ended December 31, 2003, 2004 and 2005 was US$1,386,000, US$1,621,000 and US$1,596,000, respectively. There were no contributions to pension schemes made by us for our five highest paid individuals for the years ended December 31, 2003, 2004 and 2005.

STAFF BENEFITS AND COSTS

We have established a savings plan for our employees, including senior management, in the U.S. that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may contribute salary on a pre-tax basis to this plan up to the statutory limit determined by the U.S. Internal Revenue Service. We may make voluntary contributions to our employees' savings plans but have made no contributions since the inception of this plan in 1997.

We also participate in mandatory pension funds and social insurance schemes, if applicable, for our employees in jurisdictions in which we have operations or offices. For each of the years ended December 31, 2003, 2004 and 2005, the Company considers that the total cost charged to income in relation to the contribution to these schemes was not material.

As at December 31, 2003, 2004 and 2005, there were no forfeited contributions, which arose upon employees leaving the schemes and which are available to reduce the contributions payable in future years.

As stated in the Accountants' Report set out in Appendix I to the document, the staff costs of the Group (excluding Directors' emoluments, which are set out in the paragraph headed "Directors' Remuneration" above) for the years ended December 31, 2003, 2004 and 2005 were US$16,800,000, US$19,508,000 and US$24,388,000, respectively.

EQUITY BASED PLANS

As at the Latest Practicable Date, we had 242,089,050 Shares reserved for future grants under our Equity Based Plans and outstanding options to purchase 314,453,150 Shares with exercise prices ranging from US$0.0006 to US$0.484 per Share, which were granted under our 1997 Stock Plan and 1999 Stock Incentive Plan to certain of our Directors, employees and consultants. On August 23, 2005, our Board approved the termination of our 1997 Stock Plan and 1999 Stock Incentive Plan, effective upon the Listing Date. As a result, all awards granted under those plans prior to the Listing Date will remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted under those plans from and after the Listing Date. On November 14, 2005, our Shareholders also approved the adoption of the 2005 Share Option Plan and the 2005 Share Incentive Plan with effect from the Listing Date. A summary of the material terms of the above-mentioned plans is set forth below.

As at the Latest Practicable Date, the exercise prices of the outstanding options granted to our Directors, employees and consultants to purchase Shares ranged from US$0.0006 to US$0.484 per Share.

As at the Latest Practicable Date, the expiration dates of our outstanding options ranged from April 30, 2007 to January 31, 2016.

1997 Stock Plan

Our Board and our Shareholders approved the 1997 Stock Plan in July 1997. An aggregate of 185,000,000 Shares were reserved for issuance under our 1997 Stock Plan. As at the Latest Practicable Date, there were 13,565,200 Shares available for grant under our 1997 Stock Plan, 21,155,350 Shares subject to outstanding awards and 150,279,450 Shares outstanding from the exercise of awards thereunder. No new awards have been granted under this plan since our initial public offering on the Nasdaq in August 2000. Shares "reserved for issuance" refers to ordinary shares which are designated and set aside for issuance pursuant to existing or future award grants under the plan. "Shares subject to outstanding awards issued" refers to ordinary shares which are issuable upon the exercise of awards that are currently in effect. "Shares outstanding from the exercise of awards issued" refers to ordinary shares that have been issued to all award recipients as a result of the exercise of awards.

Our 1997 Stock Plan provides for the grant of stock options and restricted shares. Stock options granted under our 1997 Stock Plan may be either incentive stock options under the provisions of Section 422 of the Internal Revenue Code or non-qualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to Directors, employees and consultants.

The Board or a committee designated by the Board, referred to as the "plan administrator", administers our 1997 Stock Plan, including selecting the participants, determining the number of Shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award.

The exercise price of non-qualified stock options granted under our 1997 Stock Plan must be at least equal to 85% of the fair market value of the Shares on the date of grant. If, however, non-qualified stock options are granted to an employee who owns Shares possessing more than 10% of the voting power of all classes of our share capital or the shares of any parent or subsidiary of us, the exercise price of any non-qualified stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options granted under our 1997 Stock Plan must be at least equal to 100% of the fair market value of the Shares on the date of grant. If, however, incentive stock options are granted to an employee who owns Shares possessing more than 10% of the voting power of all classes of our share capital or the shares of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive stock options must not exceed five years. The maximum term of all other awards must not exceed ten years.

Under our 1997 Stock Plan, awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant.

In the event that a participant in our 1997 Stock Plan terminates his/her service or his/her service is terminated by us, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

In the event of a corporate transaction where the acquiror does not assume awards granted under our 1997 Stock Plan, the awards shall terminate upon the consummation of the corporate transaction. Under our 1997 Stock Plan, a corporate transaction is generally defined as:

- acquisition of more than 50% of our Shares by any individual or entity;
- a reverse merger in which more than 50% of our Shares are transferred to a person or persons different from those who held our Shares immediately prior to such merger;
- a sale, transfer or other disposition of all or substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving entity; or
- a complete liquidation or dissolution.

Our Board has the authority to amend or terminate our 1997 Stock Plan. No amendment or termination of our 1997 Stock Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to awards granted to residents therein, we shall obtain shareholder approval of any such amendment to our 1997 Stock Plan in such a manner and to such a degree as required.

The plan administrator will terminate our 1997 Stock Plan effective as of the Listing Date.

1999 Stock Incentive Plan

Our Board and our Shareholders approved the 1999 Stock Incentive Plan in October 1999. An aggregate of 150,000,000 Shares were reserved for issuance under the 1999 Stock Incentive Plan upon its initial adoption, plus an annual increase to be added on the first day of each fiscal year beginning in 2001 equal to 4% of the outstanding Shares on such date or a lesser number of Shares determined by the plan administrator and subject to adjustment for a share split, or any future share dividend or other similar change in our Shares or our capital structure.

As at the Latest Practicable Date, there was an aggregate of 350,000,000 Shares reserved for issuance under the 1999 Stock Incentive Plan, of which there were 32,000,700 Shares available for grant, 293,297,800 Shares subject to outstanding awards and 24,701,500 Shares outstanding from the exercise of awards thereunder.

Our 1999 Stock Incentive Plan provides for the grant of stock options, restricted stock, performance units, stock appreciation rights and dividend equivalent rights, collectively referred to as "awards". Stock Options granted under our 1999 Stock Incentive Plan may be either incentive stock options under the provisions of Section 422 of the U.S. Internal Revenue Code, or non-qualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to Directors, employees and consultants.

A stock appreciation right entitles the recipient to receive an amount in cash (or Shares) equal to the excess, if any, of the fair market value of a Share at the time of exercise of the stock appreciation right over the base appreciation amount. A dividend equivalent right entitles the recipient to receive cash compensation measured by the dividends paid with respect to a Share. Restricted Shares are transferred to the recipient either at a specified price or for no consideration, but the Shares are nontransferable and subject to the restriction that the Shares must be returned to us (or sold back at the original price) if the recipient terminates service prior to a specified time. Typically, a portion of the total restricted Shares becomes vested, i.e., freed of restrictions, annually over a period of years. In connection with the issuance of restricted Share units, units are granted (for no consideration) that do not represent any actual ownership interest in the Company. The units granted correspond in number and value to a specified number of Shares. No actual Shares are issued. The units may be subject to forfeiture provisions to replicate the treatment of restricted Shares. The units can ultimately be paid in cash or Shares.

The Board or a committee designated by the Board, referred to as the "plan administrator", administers our 1999 Stock Incentive Plan, including selecting the participants, determining the number of Shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award.

The exercise price of non-qualified stock options granted under our 1999 Stock Incentive Plan must be at least equal to 85% of the fair market value of the Shares on the date of grant. The exercise price of incentive stock options granted under our 1999 Stock Incentive Plan must be at least equal to 100% of the fair market value of the Shares on the date of grant. If, however, incentive stock options are granted to an employee who owns Shares possessing more than 10% of the voting power of all classes of our share capital or the shares of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive stock options must not exceed five years. The maximum term of all other awards must not exceed ten years.

Under our 1999 Stock Incentive Plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the participant's immediate family to the extent provided in the award agreement. Our 1999 Stock Incentive Plan permits the designation of beneficiaries by holders of awards, including incentive stock options.

In the event a participant in our 1999 Stock Incentive Plan terminates service or is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in our 1999 Stock Incentive Plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

In the event of a corporate transaction where the acquiror does not assume awards granted under our 1999 Stock Incentive Plan, the awards shall terminate upon the consummation of the corporate transaction. Under our 1999 Stock Incentive Plan, a corporate transaction is generally defined as:

- an acquisition of more than 50% of our Shares by any individual or entity;
- a reverse merger in which more than 50% of our Shares are transferred to a person or persons different from those who held our Shares immediately prior to such merger;
- a sale, transfer or other disposition of all or substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving entity; or
- a complete liquidation or dissolution.

Our Board has the authority to amend or terminate our 1999 Stock Incentive Plan. No amendment or termination of our 1999 Stock Incentive Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to awards granted to residents therein, we shall obtain shareholder approval of any such amendment to our 1999 Stock Incentive Plan in such a manner and to such a degree as required.

The plan administrator will terminate our 1999 Stock Incentive Plan effective as of the Listing Date.

1999 Employee Stock Purchase Plan

Our Board and Shareholders approved our 1999 Employee Stock Purchase Plan in October 1999. In May 2005, our Board adopted certain amendments to the 1999 Employee Stock Purchase Plan and in October 2005 our Board adopted and approved an amendment and restatement of our 1999 Employee Stock Purchase Plan to amend various administrative terms in anticipation of our listing on the Stock Exchange. Our 1999 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code in order to provide our employees with an opportunity to purchase Shares or ADSs through payroll deductions. To calculate the number of Shares issued under the 1999 Employee Stock Purchase Plan, the issuance of an ADS shall be deemed to be equal to a number of Shares determined by multiplying the number of ADSs issued by the number of Shares corresponding to one ADS. We have reserved 50,000,000 Shares for issuance under our 1999 Employee Stock Purchase Plan, subject to adjustment upon certain changes in capitalisation of the Company. The number of Shares which shall be made available for sale under the 1999 Employee Stock Purchase Plan, any share options granted pursuant to our 2005 Share Option Plan and any other plan (but not including our 2005 Share Incentive Plan) will not exceed 10% of the number of Shares to be issued and outstanding immediately following the listing of our Shares on the Stock Exchange. In no event may an option be granted under our 1999 Employee Stock Purchase Plan if such grant would result in the total aggregate number of Shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 Employee

Stock Purchase Plan, any share options granted pursuant to our 2005 Share Option Plan or any other plan (but not including our 2005 Share Incentive Plan) exceeding 30% of the issued and outstanding Shares from time to time.

As at the Latest Practicable Date, there were 21,523,150 Shares available for issuance under our 1999 Employee Stock Purchase Plan and 28,476,850 Shares outstanding from the exercise of awards issued thereunder.

The Board or a committee designated by the Board, referred to as the "plan administrator", administers our 1999 Employee Stock Purchase Plan. All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in our 1999 Employee Stock Purchase Plan, subject to a 10 day waiting period after hiring. Non-employee Directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impractical their participation in the plan will not be eligible to participate.

Our 1999 Employee Stock Purchase Plan designates offer periods, purchase periods and exercise dates. Offer periods are periods of three months commencing on each February 1, May 1, August 1 and November 1. Purchase periods will generally be three month periods. Exercise dates are the last day of each purchase period. In the event of a corporate transaction, the plan administrator may elect shorten the offer periods then in progress and set a new exercise date for the purchase of Shares.

Eligible employees may terminate their participation in the 1999 Employee Stock Purchase Plan at any time; provided that if the termination occurs during an offer period, all of the employee's payroll deductions credited to his or her account for such offer period will be applied to purchase of shares on the next exercise date. No additional payroll deductions will be made for such employee during the offer period in which the termination of participation occurred. Employees may terminate their participation by delivering a notice to the Company. Employees may re-enroll in a subsequent offer period by delivering to the Company a new subscription agreement.

Under our 1999 Employee Stock Purchase Plan, a corporate transaction has the same meaning as under our 1999 Stock Incentive Plan.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 1999 Employee Stock Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase the Shares. The price per Share at which the Shares are to be purchased under our 1999 Employee Stock Purchase Plan during any purchase period will be expressed as a percentage not less than the lower of (a) 90% of the fair market value of the Shares on the date of grant of the purchase right (which is the commencement of the offer period) or (b) 90% of the fair market value of the Shares on the date the purchase right is exercised. Purchase rights may not be assigned, transferred, pledged or otherwise disposed of in any way by the participant, other than by will or the laws of descent and distribution.

Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay. The maximum number of Shares that any employee may purchase under our 1999 Employee Stock Purchase Plan during a purchase period is 100,000 Shares. In addition, Section 423 of the U.S. Internal Revenue Code imposes a US$25,000 limit on the maximum amount of Shares that may be purchased under a tax-qualified employee stock purchase plan during any calendar year. The US$25,000 limit is determined at the fair market value of the Shares at the time such option is granted for each calendar year in which such option is outstanding.

The plan administrator has the authority to amend or terminate our 1999 Employee Stock Purchase Plan. The plan administrator may terminate any offer period on any exercise date if the plan administrator determines that the termination of the offer period is in the best interests of our Company and its stockholders.

Any adjustment to be made to the purchase price of and/or the number of shares subject to any purchase right granted or to be granted under the 1999 Employee Stock Purchase Plan shall comply with the Listing Rules and any guidance or interpretation of the Listing Rules issued by the Stock Exchange from time to time.

2005 Share Option Plan

Our Board approved our 2005 Share Option Plan on August 23, 2005 and our Shareholders approved it on November 14, 2005. Our 2005 Share Option Plan will become effective on the Listing Date. We have reserved 100,000,000 Shares for issuance under our 2005 Share Option Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our Shares or our capital structure. The number of Shares reserved under our 2005 Share Option Plan and any other plan (but not including our 2005 Share Incentive Plan) and any purchase rights granted by us pursuant to our 1999 Employee Stock Purchase Plan will not exceed 10% of the Shares to be issued and outstanding immediately following the listing of our Shares on the Stock Exchange. In no event may an option be granted under our 2005 Share Option Plan if such grant would result in the total aggregate number of Shares subject to all then outstanding stock options granted by us pursuant to our 2005 Share Option Plan or any other plan (but not including our 2005 Share Incentive Plan) and any purchase rights granted by us pursuant to our 1999 Employee Stock Purchase Plan exceeding 30% of the issued and outstanding Shares from time to time. No options have yet been granted under our 2005 Share Option Plan and therefore 100,000,000 Shares remain available for grant.

Our 2005 Share Option Plan provides solely for the grant of stock options. Stock Options granted under our 2005 Share Option Plan may be either incentive share options under the provisions of Section 422 of the U.S. Internal Revenue Code or non-qualified share options. The terms of incentive share options must comply with specific requirements set forth under Section 422 of the U.S. Internal Revenue Code. For example, incentive share options are subject to restrictions with respect to the exercise price of the option, the transferability of the option and holding periods applicable to the shares acquired upon exercise an incentive share option. Also, incentive share options may be granted only to employees of the Company or a parent or subsidiary of the Company. As a result of satisfying such requirements, incentive share options are eligible for preferential treatment under U.S. income tax rules. The terms of non-qualified share options are not as restricted by the U.S. Internal Revenue Code and thus allow for much greater design flexibility. However, non-qualified share options are not eligible for the same preferential treatment that is available for incentive share options under U.S. income tax rules.

The Board or a committee designated by the Board, referred to as the "plan administrator", will administer our 2005 Share Option Plan, including selecting the participants, determining the number of Shares to be subject to each option, determining the exercise price of each option and determining the vesting and exercise periods of each option.

The exercise price of all options granted under our 2005 Share Option Plan must be at least equal to 100% of the greater of (1) the closing price of the Shares on the Stock Exchange on the date of grant (which must be a trading day) and (2) the average closing price of the Shares on the Stock Exchange for the five trading days immediately preceding the date of grant. If, however, incentive share options are granted to an employee who owns Shares possessing more than 10% of the voting power of all classes of our Shares or the Shares of any parent or subsidiary of us, the exercise price of any incentive share option granted must equal at least 110% of the greater of (1) the closing price of the Shares on the Stock Exchange on the date of grant (which must be a trading day) and (2) the average closing price of the Shares on the Stock Exchange for the five trading days immediately preceding the date of grant, and the maximum term of these incentive share options must not exceed five years. The maximum term of options must not exceed ten years.

Under our 2005 Share Option Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Non-qualified share options shall be transferable by will or by the laws of descent or distribution and to the extent provided in the option agreement. Our 2005 Share Option Plan permits the designation of beneficiaries by holders of options.

In the event that a participant in our 2005 Share Option Plan terminates service or his or her service is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event that a participant in our 2005 Share Option Plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will terminate immediately. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

In the event of a corporate transaction where the acquiror does not assume options granted under our 2005 Share Option Plan, the options shall terminate upon the consummation of the corporate transaction. Under our 2005 Share Option Plan, a corporate transaction is generally defined as:

- an acquisition of more than 50% of our Shares by any individual or entity;
- a reverse merger in which more than 40% of our Shares are transferred to a person or persons different from those who held our Shares immediately prior to such merger;
- a sale, transfer or other disposition of all or substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving entity; or
- a complete liquidation or dissolution.

Unless terminated sooner, our 2005 Share Option Plan will automatically terminate in 2015. Our Board will have the authority to amend or terminate our 2005 Share Option Plan. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the Listing Rules, the rules of any other applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to options granted to residents therein, we shall obtain shareholder approval prior to any amendment to our 2005 Share Option Plan in the manner and to the degree required.

Any adjustment to be made to the exercise price of and/or the number of shares subject to any options granted or to be granted under the 2005 Share Option Plan shall comply with the Listing Rules and any guidance or interpretation of the Listing Rules issued by the Stock Exchange from time to time.

2005 Share Incentive Plan

Our Board approved our 2005 Share Incentive Plan on August 23, 2005 and our Shareholders approved it on November 14, 2005. Our 2005 Share Incentive Plan will become effective on the Listing Date. We have reserved 75,000,000 Shares for issuance under our 2005 Share Incentive Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our Shares or our capital structure. No awards have yet been granted under our 2005 Share Incentive Plan and therefore 75,000,000 Shares remain available for grant. Our 2005 Share Incentive Plan provides for the grant of restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as "awards". Awards may be granted to employees, Directors and consultants.

The Board or a committee designated by the Board, referred to as the "plan administrator", will administer our 2005 Share Incentive Plan, including selecting the participants, determining the number of Shares to be subject to each award, determining the purchase price (if any) of each award and determining the vesting and exercise periods of each award.

The base appreciation amount of share appreciation rights granted under our 2005 Share Incentive Plan must be at least equal to 100% of the closing price of the Shares on the Stock Exchange on the date of grant. The plan administrator will determine the purchase price of all other awards granted under our 2005 Share Incentive Plan. The maximum term of all awards must not exceed ten years. Awards shall be transferable by will or by the laws of descent or distribution. Our 2005 Share Incentive Plan permits the designation of beneficiaries by holders of awards.

In the event of a corporate transaction where the acquiror does not assume awards granted under our 2005 Share Incentive Plan, the awards shall terminate upon the consummation of the corporate transaction. Under our 2005 Share Incentive Plan, a corporate transaction has the same meaning as under our 2005 Share Option Plan.

Unless terminated sooner, our 2005 Share Incentive Plan will automatically terminate in 2015. Our Board will have the authority to amend or terminate our 2005 Share Incentive Plan. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the Listing Rules, the rules of any other applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to awards granted to residents therein, we shall obtain shareholder approval of any such amendment to our 2005 Share Incentive Plan in the manner and to the degree required.

FINANCIAL ASSISTANCE TO DIRECTOR

In 2001, James Elvin Keim, one of our executive Directors, accepted the assignment of Head of Marketing and Sales in our Cayman Islands office, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, we entered into a term loan agreement with Mr. Keim in February 2002, under which we made an interest free, unsecured loan in the amount of US$400,000 to Mr. Keim. The loan is repayable in February 2007. As at the Latest Practicable Date, approximately US$18,000 has been repaid.

Compliance Advisor

We have appointed Watterson Asia Limited as our compliance advisor pursuant to Rule 3A.19 of the Listing Rules. Pursuant to Rule 3A.23 of the Listing Rules, the compliance advisor will advise us in the following circumstances:

(1) before the publication of any regulatory announcement, circular or financial report;

(2) where a transaction, which might be a notifiable or connected transaction, is contemplated including share issues and share repurchases;

(3) where the Stock Exchange makes an inquiry of us regarding unusual movements in the price or trading volume of our shares.

In addition, our compliance advisor will also provide, *inter alia*, the following services to the Company:

(a) if required by the Stock Exchange, deal with the Stock Exchange in respect of any or all matters listed in paragraphs (1) to (4) above;

(b) in relation to an application by the Company for a waiver from any of the requirements in Chapter 14A of the Listing Rules, advise the Company on its obligations and in particular the requirement to appoint an independent financial adviser;

(c) assess the understanding of all new appointees to the Board regarding the nature of their responsibilities and fiduciary duties as a director of a listed issuer, and, to the extent the compliance advisor forms an opinion that the new appointees' understanding is inadequate, discuss the inadequacies with the Board and make recommendations to the Board regarding appropriate remedial steps such as training.

The term of the appointment shall commence on the Listing Date and end on the date on which we distribute our annual report in respect of our financial results for the first full financial year commencing after the Listing Date and such appointment may be subject to extension by mutual agreement.

SHARE CAPITAL

Details of the Company's share capital are as follows:

	Aggregate nominal value of Shares
	US$
Authorised:	
4,750,000,000 Shares	95,000
Issued fully paid or credited as fully paid as at the Latest Practicable Date:	
1,953,827,750 Shares in issue	39,077

Assumptions

The above tables take no account of (a) any Shares which may be issued pursuant to the exercise of the options which have been conditionally granted under the Existing Equity Incentive Plans, (b) any Shares repurchased by the Company under its share repurchase program or (c) any Shares which may be allotted and issued or repurchased by the Company pursuant to the Issuing Mandate and Repurchase Mandate as described below.

Ranking

The Shares rank pari passu in all respects, and in particular, for all dividends and other distributions hereafter declared, paid or made on the Shares after the date of this document.

Trading on the Nasdaq and Cayman Islands Stock Exchange

The Company's ordinary shares with a par value of US$0.001 per share (the "Old Shares") commenced trading on the Nasdaq on August 23, 2000 with the symbol "OIIM" and on the Cayman Islands Stock Exchange on February 1, 2001 with the symbol "OIIM KY." On November 14, 2005, our Shareholders approved the implementation of an ADS program with respect to the Shares quoted for trading on the Nasdaq. As a result, the Old Shares ceased to trade on the Nasdaq on November 25, 2005, and ADSs, each of which represents an ownership interest of 50 Shares, commenced trading on the Nasdaq on November 28, 2005. Accordingly, following the implementation of the ADS program, only our ADSs have been traded on the Nasdaq from and after November 28, 2005. Quotations in our ADSs are reported in U.S. dollars on the Nasdaq in the same manner as the Old Shares were until they ceased trading. Our ADSs are traded on the Nasdaq under the symbol "OIIM" and are not divided into any classes. As at the Latest Practicable Date, there were 39,076,555 ADSs outstanding. The depositary for the Company's ADS program is The Bank of New York. As our ADSs are quoted on the Nasdaq, our ADS program is referred to as a "Level III" program. Such designation does not affect the rights or obligations of the Company, the Depositary or ADS holders or the trading of our ADSs.

Immediately before the implementation of the ADS program on the close of trading on the Nasdaq on November 25, 2005, each Old Share was split on a 50-for-1 basis. Thus, at such time, each of our Old Shares was automatically converted into 50 of our Shares, par value US$0.00002 per share, without any further action by our shareholders.

SHARE CAPITAL

The following table sets forth for the periods indicated the reported high, low, period end, and average of the closing trading prices on the Nasdaq for the Old Shares (from August 23, 2000 until November 25, 2005) and for our ADSs from November 28, 2005 to February 15, 2006.

Calendar Period	High	Low	Period End	Average
	US$	US$	US$	US$
Annual				
2000	26.00	6.75	7.50	13.45
2001	24.05	5.50	24.05	12.26
2002	25.28	5.30	9.75	13.94
2003	25.29	8.01	22.51	15.03
2004	24.98	9.04	11.44	14.66
2005	17.72	8.74	10.18	12.55
Quarterly				
First Quarter 2003	12.00	8.01	10.76	9.79
Second Quarter 2003	17.05	10.45	16.13	13.57
Third Quarter 2003	18.25	13.45	14.41	15.85
Fourth Quarter 2003	25.29	14.56	22.51	20.62
First Quarter 2004	24.98	14.10	17.12	19.63
Second Quarter 2004	18.30	13.44	17.03	15.80
Third Quarter 2004	16.20	9.04	10.75	11.66
Fourth Quarter 2004	13.16	10.27	11.44	11.75
First Quarter 2005	10.95	8.74	10.29	9.98
Second Quarter 2005	14.72	9.35	14.02	11.85
Third Quarter 2005	17.72	14.10	15.74	16.03
Monthly				
May 2005	12.78	10.05	12.46	11.76
June 2005	14.72	13.20	14.02	13.75
July 2005	17.36	14.10	17.16	15.86
August 2005	16.93	15.27	16.73	16.22
September 2005	17.72	14.11	15.74	15.99
October 2005	15.83	12.11	13.10	13.52
November 2005 (through November 25, 2005)	13.62	11.50	13.18	12.45
November 28, 2005 to November 30, 2005	12.25	11.43	11.43	11.72
December 2005	11.91	9.24	10.18	10.74
January 2006	12.14	9.95	10.88	10.62
February 2006 (through February 15, 2006)	12.15	11.69	11.90	11.92

To the best of the Company's knowledge, as of February 15, 2006, its outstanding Shares and ADSs were held by more than 300 beneficial holders.

ISSUING MANDATE

Conditional on the Listing Committee granting approval for the listing of, and permission to deal in, the Shares in issue and the Shares which may be issued pursuant to the exercise of any options which may be granted under the Equity Based Plans; the Directors have been granted a general mandate to allot, issue and deal with unissued Shares with an aggregate nominal value not exceeding the sum of:

(1) 20% of the total nominal amount of the Shares in issue; and

(2) the total amount of the Shares repurchased by the Company (if any) pursuant to the Repurchase Mandate.

The Directors may, in addition to the Shares which they are authorized to issue under this mandate, allot, issue and deal in the Shares pursuant to a rights issue, an issue of Shares pursuant to the exercise of subscription rights attaching to any warrants of the Company, scrip dividends or similar arrangements or the exercise of options granted under the Equity Based Plans.

This mandate relates only to the issuance of ordinary shares. The Directors will seek a separate specific mandate from shareholders in the event that it decides to issue preference shares.

This mandate will expire:

- at the conclusion of the Company's next annual general meeting; or
- upon the expiry of the period within which the Company is required by law or its Articles to hold its next annual general meeting; or
- when varied or revoked by an ordinary resolution of the Shareholders of the Company in general meeting,

whichever occurs first.

For further details of the Issuing Mandate, see the paragraph headed "Resolutions of the Shareholders of the Company" in Appendix IV to this document.

REPURCHASE MANDATE

Conditional on the Listing Committee granting approval for the listing of, and permission to deal in, the Shares in issue and the Shares which may be issued pursuant to the exercise of any options which may be granted under the Equity Based Plans, the Directors have been granted a general mandate to exercise all the powers of the Company to repurchase Shares with a total nominal value of not more than 10% of the total nominal amount of the Shares in issue.

This mandate relates only to repurchases made on the Stock Exchange and/or on any other stock exchange on which the Shares are listed (and which is recognized by the SFC and the Stock Exchange for this purpose), and which are made in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the section headed "Repurchase by the Company of its own securities" in Appendix IV to this document.

This mandate will expire:

- at the conclusion of the Company's next annual general meeting; or
- upon the expiry of the period within which the Company is required by law or its articles of association to hold its next annual general meeting; or
- when varied or revoked by an ordinary resolution of the Shareholders of the Company in general meeting,

whichever occurs first.

For further information about the Repurchase Mandate, see the section headed "Resolutions of the Shareholders of the Company" in Appendix IV to this document.

SUBSTANTIAL SHAREHOLDERS

As far as the Directors are aware, and without taking into account any Shares which may be issued under any exercise of options under the Existing Equity Incentive Plans, each of the following persons (who are not Directors) will, immediately following the Introduction, have an interest or a short position in Shares or underlying Shares which will be required to be disclosed to us and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who will be, directly or indirectly interested in 10% or more of the nominal value of the Shares carrying the right to vote in all circumstances at our general meetings:

Name	Number of Shares[1]	Approximate percentage of voting power
		(%)
Wasatch Advisors, Inc.[2][4]	333,911,750	17.09
Fidelity Management & Research Company[3][4]	286,780,450	14.68

Notes:

1. As at the Latest Practicable Date, based on the most recent SEC filings, Wasatch Advisors, Inc. and Fidelity Management & Research Company held 333,911,750 and 286,780,450 Shares of the Company, respectively.
2. According to publicly available information, Wasatch Advisors, Inc. is a company that provides small capitalization investment management services to individuals, pension and profit-sharing plans, retirement funds, foundations, endowments and trusts.
3. According to publicly available information, Fidelity Management & Research Company is an investment advisor to the Fidelity family of mutual funds with investment research professionals based in the United Kingdom, Europe, Southeast Asia and Japan.
4. We confirm that such shareholders are professional management funds which are independent of the Company (other than by virtue of their shareholding interests).

Except as disclosed above, the Directors are not aware of any other person who will, immediately following the Introduction, have an interest or a short position in Shares or underlying Shares which would fall to be disclosed to us and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, be directly or indirectly interested in 10% or more of the Shares then in issue or equity interest in us.

Following our listing on the Nasdaq in August 2000, we confirm that the public shareholders have held a majority of our issued share capital. We currently have a diversified shareholder base comprising public shareholders, Directors, senior management and employees. During the Track Record Period, we have not had a controlling shareholder (as defined in the Listing Rules) and the aggregate ownership interest held by the Directors and senior management has not exceeded 7% of our issued share capital. Based on SEC filing notifications and discussions with our share transfer agent, we believe that the shareholders named above were shareholders of the Company during the most recent audited financial year (2005). None of such shareholders, either solely or collectively, has the right to appoint directors to the Board except through the exercise of their voting rights as set out in our Articles of Association.

You should read this section in conjunction with our consolidated financial statements, including the notes thereto, as set forth in Appendix I "Accountants' Report" and other financial information appearing elsewhere in this document. We have prepared our financial statements in accordance with U.S. GAAP, which differs in certain material respects from generally accepted accounting principles in other jurisdictions, including Hong Kong.

Pursuant to Rule 19.14 of the Listing Rules, the Stock Exchange has allowed us to prepare the Accountants' Report set out in Appendix I to this document in conformity with U.S. GAAP provided that a reconciliation of such financial information in accordance with HKFRS is included in this document. The Stock Exchange has also allowed us to continue to prepare our financial statements in accordance with U.S. GAAP after Listing for the purposes of our financial reporting required under the Listing Rules, subject to the condition that our annual accounts should include a reconciliation of our financial statements in accordance with HKFRS in the form and substance adopted in Appendix I to this document. In addition, the Stock Exchange has imposed the condition that we will be required to prepare our financial statements in accordance with HKFRS should we no longer maintain a listing on the Nasdaq.

OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

Our net sales have grown from US$88.6 million in 2003 to US$92.2 million in 2004 and US$105.6 million in 2005. This increase in net sales was due primarily to the introduction of new products, higher unit shipments of our existing products and expansion of our customer base. We have continued to diversify our customer base and market focus by entering additional market segments in the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew from US$36.7 million in 2003 to US$41.9 million in 2004 and US$55.9 million in 2005. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel.

Our net income was US$13.2 million in 2003, US$14.1 million in 2004 and US$8.1 million in 2005. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of US$38.7 million as of December 31, 2005.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We also use independent assembly suppliers for the production of our systems security solutions products.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in Hong Kong, Singapore, Taiwan, and the United States, as well as one distributor in Japan. In the years ended December 31, 2004 and 2005, we continued to experience increased sales to customers in China.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

FACTORS THAT AFFECT OUR RESULTS OF OPERATIONS

Demand for consumer electronics and computer products

The majority of our net sales is generated from sales of our products used in LCD monitors, LCD televisions and notebook computers. As a result, changes in demand for these products affect our results of operations. The markets for these products have experienced strong growth in the past, driven primarily by the consumer preference toward thinner and larger displays and mobile computing. Although these trends have increased the demand for our products, there can be no assurance that such trends will continue.

Technology migration and new products

Due to rapid technological advances in the semiconductor industry, and frequent new product introductions by our customers and our competitors, our success depends in part on our ability to develop and introduce new products in a timely manner. As a result, we continue to actively develop new products that have improved features and can achieve broad commercial acceptance. In addition, the price of integrated circuit products tends to decline over the product's life cycle as the current generation of integrated circuits is replaced by next-generation products. Price erosion is usually faster in digital integrated circuits compared to analog and mixed-signal integrated circuits, because analog and mixed-signal integrated circuits are relatively more difficult to replace given the physical layout and electrical characteristics of their circuits. We also work closely with customers to identify their future product needs and establish engineering priorities for new product design and development. We intend to continue to leverage our analog and mixed-signal design expertise to develop products with longer life cycles.

Manufacturing costs

As a fabless semiconductor company, we rely on third-party foundries to manufacture our integrated circuits. We also rely on third-party assembly and testing service providers to assemble, package and test our integrated circuits prior to shipping. Our cost of sales includes the cost of these assembly, packaging and testing services and the cost of integrated circuits. Our cost of sales accounted for approximately 40% of our net sales for each of the years ended December 31, 2003, 2004 and 2005. In general, the cost of foundry services depends on prevailing wafer costs, which in turn depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization. We continue to undertake efforts to reduce our cost of sales by developing long-term relationships with third-party foundries and service providers to achieve better pricing, improving our product designs and deploying more advanced product and manufacturing process technologies.

Research and development expenditures

Research and development is a high priority for our Company. As at December 31, 2005, we had 420 design engineers, representing more than 65% of our total workforce. In 2003, 2004 and 2005, we have spent 21.7%, 22.0% and 24.1% of our net sales in research and development expenditures, respectively. We believe that these ratios are higher than those for many of our peers in the industry. We have expanded our research and development operations in the PRC substantially over the last few years and, as at December 31, 2005, have more than 258 design engineers located in various facilities in the PRC. We intend to continue to strengthen our design capabilities in China. Higher research and development expenditures increase the cost of our operations and there can be no assurance that such expenditures will enable us to develop better products than our competitors.

Patent litigation

Patent litigation expenses relating to our legal proceedings against MPS and other companies in the United States and Taiwan also affect our results of operations. These expenses primarily consist of the fees of external legal counsel and consultants. We also incur patent litigation expenses defending lawsuits brought against us. As of December 31, 2005, we have deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the courts in Taiwan in connection with our applications for preliminary injunctions and provisional attachments on the alleged breaches of our patents. These deposits in the form of Taiwan government bonds, certificate of deposits and cash are deposited with the Taiwan courts and are accounted for as restricted assets on our balance sheet. If we lose our lawsuits, we could forfeit some or all of these deposits and face additional penalties as well. We expect to continue to incur patent litigation expenses in future, and such expenses might fluctuate. To date, other than the deposit of court bonds, we have not made any provisions with respect to these patent litigations based on our consultation, from time to time, with our external counsels and technical experts on the probability that a contingent loss may be incurred as result of these litigations.

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these markets in the third and fourth quarter of each year, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

CRITICAL ACCOUNTING POLICIES

Revenue recognition and accounts receivable allowances

We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management's judgments regarding the collectibility of those fees.

For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors' sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment.

We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectability.

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-lived assets

We evaluate the recoverability of property, plant and equipment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and the remaining economic lives of the property, plant and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse effect on our results of operations.

Income taxes

Our income taxes are accounted in accordance with SFAS No. 109, "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Legal contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No.5, "Accounting for Contingencies", should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

We have elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and comply with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Shares and the exercise price of the stock option.

At the end of June 2005, our Board approved the acceleration of the vesting of options with exercise prices greater than US$17.00 (pre-split basis). Our Board evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

However, had the compensation expense for these options been determined on the basis of the fair values under SFAS No. 123, we would have had to record a proforma charge of approximately US$1.8 million as the remaining expense associated with accelerating the vesting of these options. Please refer to Note 2 of the Accountants' Report set out as Appendix I to this document for further details.

Treasury stock

We cancel all shares repurchased under our share repurchase plan. Accordingly, the excess of the purchase price over par value will be allocated between additional paid-in capital and retained earnings based on the average issue price of the shares repurchased. Shares that are repurchased and cancelled are not counted as part of the issued share capital of the Company.

Patent costs

Patent costs are costs incurred in connection with securing patents, including attorney fees, and are capitalized and amortized over five years. We did not acquire any patents from third parties during the period from 2002 to 2005. For the years ended December 31, 2003, 2004 and 2005, we expensed the patent costs incurred in those periods with respect to technologies developed in-house due to the uncertainty in the future applications of the related patents.

Research and development costs

Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

DIFFERENCES BETWEEN U.S. GAAP AND HKFRS

Our financial statements are prepared in accordance with U.S. GAAP, which differ in certain significant respects from HKFRS. For a summary of these differences, please refer to Part B of the Accountants' Report set out as Appendix I to this document.

The adjustments necessary to restate net income attributable to holders of ordinary shares and stockholders' equity in accordance with HKFRS are summarized as follows:

	Years Ended December 31,		
	2003	2004	2005
	US$'000	US$'000	US$'000
Net income attributable to holders of ordinary shares as reported under US GAAP	13,201	14,084	8,147
HKFRS adjustment:			
Stock-based compensation costs under HKFRS2 including tax expenses of US$0 for the year ended December 31, 2003, 2004 and 2005, respectively	(8,061)	(6,940)	(15,862)
Net income (loss) attributable to holders of ordinary shares under HKFRS	5,140	7,144	(7,715)
Net income (loss) per share under HKFRS			
— basic	0.0027	0.0036	(0.0039)
— diluted	0.0026	0.0036	N/A[1]

Note:

1. Net income (loss) per share for the year ended December 31, 2005 was not disclosed because the results were anti-dilutive.

Under HKFRS, the Group's consolidated total assets and liabilities at December 31, 2003, 2004 and 2005 are as follows:

	December 31,		
	2003	2004	2005
	US$'000	US$'000	US$'000
Non-current assets			
Long term investments	7,865	11,781	16,898
Land, property and equipment, net	4,880	10,758	23,319
Restricted assets	10,044	13,873	14,492
Deferred tax assets	277	289	72
Other assets	1,428	1,656	3,183
	24,494	38,357	57,964
Current assets	144,799	146,839	141,691
Total assets	169,293	185,196	199,655
Current liabilities	14,122	14,027	23,061
Total assets less current liabilities	155,171	171,169	176,594
Non-current liability			
Deferred tax liabilities	444	388	698
Net assets	154,727	170,781	175,896
Net current assets	130,677	132,812	118,630

Except for the reclassification of deferred tax assets and liabilities as non-current items, there are no other adjustments and reclassification made to the Group's consolidated balance sheets prepared under U.S. GAAP for conversion into HKFRS.

Reconciliation of shareholders' equity as at December 31, 2003, 2004 and 2005 is as follows:

	US GAAP	Stock based compensation expense recognized under US GAAP[1]	Stock based compensation costs recognized under HKFRS[2]	HKFRS
	US$'000	US$'000	US$'000	US$'000
At December 31, 2003				
Shareholders' equity				
Ordinary shares	39			39
Additional paid-in capital	137,076	(2,928)	24,727	158,875
Accumulated other comprehensive loss (gain):				
— unrealized investment gain reserve	149			149
— translation reserve	(670)			(670)
Retained earnings (deficit)	18,133	2,928	(24,727)	(3,666)
	154,727			154,727
At December 31, 2004				
Shareholders' equity				
Ordinary shares	39			39
Treasury stock	—			—
Additional paid-in capital	139,581	(2,928)	31,667	168,320
Accumulated other comprehensive loss:				
— Unrealised investment gain (loss) reserve	(154)			(154)
— Translation reserve	44			44
Retained earnings	31,271	2,928	31,667	2,532
	170,781			170,781
At December 31, 2005				
Shareholders' equity				
Ordinary shares	39			39
Treasury stock	(3,296)			(3,296)
Additional paid-in capital	141,532	(2,928)	47,529	186,133
Accumulated other comprehensive (loss) gain:				
— Unrealized investment loss reserve	(924)			(924)
— Translation reserve	(194)			(194)
Retained earnings (deficit)	38,739	2,928	(47,529)	(5,862)
	175,896			175,896

Notes:

1. Included in this reconciliation item was the cumulative stock based compensation expense recognized under US GAAP for the periods prior to the year 2003 amounted to approximately US$2,928,000.
2. Included in this reconciliation item was the cumulative stock based compensation costs recognized under HKFRS for the periods prior to the year 2003 amounted to approximately US$16,666,000.

Segment information presented under HKFRS for the three years ended December 31, 2005:

The Group has only one business segment which designs, develops and markets high performance integrated circuits for power management and security applications.

An analysis by geographical segment, as determined by the customer's ship-to-location is as follows:

	Year ended December 31,		
	2003	2004	2005
	US$'000	US$'000	US$'000
Turnover:			
Taiwan	41,819	18,898	14,891
PRC	23,024	55,930	60,889
Japan	9,177	6,092	6,323
Korea	9,353	10,345	22,957
Others	5,226	931	492
	88,599	92,196	105,552
Segment results:			
Taiwan	24,189	9,428	7,738
PRC	12,895	33,386	38,426
Japan	4,960	4,144	3,434
Korea	6,449	7,163	14,865
Others	1,792	672	348
	50,285	54,793	64,811
Research and development	(19,219)	(20,260)	(25,421)
Selling, general and administrative	(13,522)	(16,348)	(20,279)
Patent litigation	(3,954)	(5,334)	(10,174)
Stock-based compensation	(8,061)	(6,940)	(15,862)
Income (loss) from operations	5,529	5,911	(6,925)
Non-operating income, net	1,437	2,705	244
Income (loss) before income tax	6,966	8,616	(6,681)
Income tax expense	(1,826)	(1,472)	(1,034)
Net income (loss) after income tax	5,140	7,144	(7,715)

RESULTS OF OPERATIONS

Comparisons of results of operations

The following table shows summary financial data and certain operating data for the period indicated:

	Year ended December 31,		
	2003	2004	2005
	US$'000	US$'000	US$'000
Profit and Loss Account Data:			
Net sales	88,599	92,196	105,552
Cost of sales	38,314	37,403	40,741
Gross profit	50,285	54,793	64,811
Operating expenses:			
Research and development	19,219	20,260	25,421
Selling, general and administrative	13,522	16,348	20,279
Patent litigation	3,954	5,334	10,174
Total operating expenses	36,695	41,942	55,874
Income from operations	13,590	12,851	8,937
Non-operating income - net	1,437	2,705	244
Income before income tax	15,027	15,556	9,181
Income tax expenses	1,826	1,472	1,034
Net income	13,201	14,084	8,147
Earnings per ordinary share:			
Basic	US$0.0069	US$0.0072	US$0.0042
Diluted	US$0.0066	US$0.0070	US$0.0041
Basic[1]	HK$0.05	HK$0.06	HK$0.03
Diluted[1]	HK$0.05	HK$0.05	HK$0.03
Shares used to compute earnings per ordinary share (in thousands):			
Basic	1,918,700	1,957,800	1,961,168
Diluted	1,986,800	2,005,100	1,997,459
Earnings per ADS:			
Basic	US$0.34	US$0.36	US$0.21
Diluted	US$0.33	US$0.35	US$0.21
Basic[1]	HK$2.64	HK$2.80	HK$1.63
Diluted[1]	HK$2.56	HK$2.71	HK$1.63
Shares used to compute earnings per ADS (in thousands):			
Basic	38,374	39,156	39,223
Diluted	39,736	40,102	39,949
Balance Sheet Data:			
Cash and short term investments	120,412	120,088	102,028
Working capital	130,510	132,713	117,942
Total assets	169,293	185,196	199,655
Net assets	154,727	170,781	175,896
Ordinary shares, treasury shares and additional paid-in capital	137,115	139,620	138,275
Other Financial Data:			
Net cash inflow from operating activities	14,756	14,129	11,019
Net cash outflow from investing activities	(23,520)	(25,228)	(19,281)
Net cash inflow/(outflow) from financing activities	5,922	946	(2,060)

Note:

1. Based on an exchange rate of HK$7.75 per US$1.00, the noon buying rate on December 31, 2005 in The City of New York for cable transfer of HK dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

	Year ended December 31,		
	2003	2004	2005
	%	%	%
Consolidated Statement of Operations Data:			
Net sales	100.0	100.0	100.0
Cost of sales	43.2	40.6	38.6
Gross profit	56.8	59.4	61.4
Operating expenses:			
Research and development	21.7	22.0	24.1
Selling, general and administrative	15.3	17.7	19.2
Patent litigation	4.4	5.8	9.6
Total operating expenses	41.4	45.5	52.9
Income from operations	15.4	13.9	8.5
Non-operating income - net	1.6	2.9	0.2
Income tax expenses	2.1	1.6	1.0
Net income	14.9	15.2	7.7

The following table sets forth the breakdown of our net sales by product category in each of 2003, 2004 and 2005:

	Year Ended December 31,		
	2003	2004	2005
	(US$000)	(US$000)	(US$000)
Integrated Circuits:			
Analog	40,069	55,268	87,657
Mixed-signal	18,483	9,736	6,484
Digital	29,986	27,109	11,305
Systems Security Solutions	—	—	45
Licensed Intellectual Property	61	83	61
Total	88,599	92,196	105,552

Years ended December 31, 2004 and 2005

Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2005 were US$105.6 million, an increase of US$13.4 million or 14.5% from US$92.2 million for the year ended December 31, 2004. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2004 to 2005. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products in 2005 were US$87.7 million, an increase of US$32.4 million or 58.6% from US$55.3 million in 2004. In 2005, net sales from our digital integrated circuit products were US$11.3 million, a decrease of US$15.8 million or 58.3% from US$27.1 million in 2004, which resulted primarily from a change in product mix with increased focus on proprietary digital integrated circuit products for notebook computers that were less established in the market. In 2005, net sales from our mixed-signal integrated circuit products were US$6.5 million, a decrease of US$3.2 million or 33.4% from US$9.7 million in 2004, which primarily resulted from a continuing shift in the notebook computer industry to the use of analog designs for such products.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2005 was US$64.8 million, an increase of US$10.0 million or 18.3% from US$54.8 million for the year ended December 31, 2004. This increase was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2005 increased to 61.4% from 59.4% for the year ended December 31, 2004 due to increased sales of our higher margin products, which include all of our products other than standard CardBus controller and power switch products. Standard CardBus controller and power switch products are lower margin products because the technology used in these products has become commoditized in our industry. Our other products, which use our proprietary technologies, are more complex with enhanced features, thereby allowing us to command a higher margin on these products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2005 were US$25.4 million, an increase of US$5.1 million or 25.5% from US$20.3 million for the year ended December 31, 2004. This increase reflected the increased hiring of design engineers in the PRC resulting from our increased operations in this market and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 24.1% for the year ended December 31, 2005, an increase from 22.0% for the year ended December 31, 2004. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were US$20.3 million, an increase of US$4.0 million or 24.1% from US$16.3 million for the year ended December 31, 2004. This increase was primarily due to additional hiring of sales, operations and administrative personnel in Taiwan and the PRC, increased sales commissions relating to higher sales and increased professional fees to external auditors. As a percentage of net sales, selling, general and administrative expenses were 19.2% for the year ended December 31, 2005, an increase from 17.7% for the year ended December 31, 2004. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

Patent Litigation Expenses. Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the year ended December 31, 2005 were US$10.2 million, an increase of US$4.9 million or 90.7% from US$5.3 million for the year ended December 31, 2004. This increase was primarily due to trial preparation work for the MPS trial in June 2005 and increased activity in other litigation matters. As a percentage of net sales, patent litigation expenses were 9.6% for the year ended December 31, 2005, an increase from 5.8% for the year ended December 31, 2004. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future (see the section headed "Business — Intellectual Property" in this document).

Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, Stock Exchange listing expenses, foreign exchange transaction gains and losses and the gain on sales of long-term investments and cash dividend received on investment in shares of stock. Non-operating income-net was US$244,000 for the year ended December 31, 2005, decreasing from US$2.7 million for the year ended December 31, 2004, reflecting an accrual for Stock Exchange listing expenses of US$2.5 million and a foreign exchange loss of US$443,000 offset by more interest earned on our cash and cash equivalents and short term investments.

Income Tax Expenses. Income tax expenses were approximately US$1.0 million for the year ended December 31, 2005, compared to US$1.5 million for the year ended December 31, 2004. This decrease was primarily due to an accrual of approximately US$658,000 for Taiwan income tax due on imported products as of December 31, 2004, which was reversed and applied as a credit on our income tax due in the year ended December 31, 2005, and a decrease in our income before income tax as a result of an accrual for Stock Exchange listing expenses of US$2.5 million in December 2005. The accrual and reversal related to our application on May 24, 2004 to the Taiwan Customs Authority for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. We had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on our tax return for the years ended December 31, 2003 and 2004. However, a rectification of the Taiwan Customs Authority's records usually cannot be made after six months have elapsed, in which case the understated cost of the imported goods reported to the customs officials would have been deemed to be the actual cost, and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. We therefore accrued the provision for income tax of US$658,000 based on our estimate of the most probable impact on income tax as at December 31, 2004. As we have addressed the design flaw in the customized report that was submitted to the Taiwan Customs Authority, we have confirmed that there was no need to make a similar accrual for Taiwan income tax in 2005. Adding back the Stock Exchange listing expenses of US$2.5 million to our income before income tax and excluding the impact of the reversal of approximately US$658,000 on our income tax expenses, our effective income tax rate for 2005 would have been 14.5%. Our effective tax rate was 11.3% for the year ended December 31, 2005, compared to 9.5% for the year ended December 31, 2004.

Net income. As a result of the above factors, our net income was US$8.1 million for the year ended December 31, 2005, a decrease of US$6.0 million from US$14.1 million for the year ended December 31, 2004. Our net income as a percentage of net sales decreased to 7.7% for the year ended December 31, 2005 from 15.2% for the year ended December 31, 2004. This decrease was primarily due to an increase in our patent litigation expenses over the same period for the reasons set out above and an accrual for Stock Exchange listing expenses of US$2.5 million in December 2005.

Years ended December 31, 2004 and 2003

Net Sales. Net sales for the year ended December 31, 2004 were US$92.2 million, an increase of US$3.6 million or 4.1% from US$88.6 million for the year ended December 31, 2003. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics end-market continued to increase from 2003 to 2004. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries that we supply to in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products in 2004 were US$55.3 million, an increase of US$15.2 million or 37.9% from US$40.1 million in 2003. In 2004, net sales from our digital integrated circuit products were US$27.1 million, a decrease of US$2.9 million or 9.6% from US$30.0 million in 2003, which resulted primarily from a change in product mix with increased focus on proprietary digital integrated circuit products for notebook computers that were less established in the market. In 2004, net sales from our mixed-signed integrated circuit products were US$9.7 million, a decrease of US$8.8 million or 47.3% from US$18.5 million in 2003, which primarily resulted from a continuing shift in the notebook computer industry to the use of analog designs for such products. In 2004, we introduced new Cardbus and CCFL inverter controller products. We also enhanced the features of certain products in every existing product group in 2004 (except for Audio DJ products).

Gross Profit. Gross profit for the year ended December 31, 2004 was US$54.8 million, an increase of US$4.5 million or 9.0% from US$50.3 million for the year ended December 31, 2003. This increase was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2004 increased to 59.4% from 56.8% for the year ended December 31, 2003 due to increased sales of higher margin products which are all of our products other than our standard CardBus controllers and power switch products.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2004 were US$20.3 million, an increase of US$1.1 million or 5.4% from US$19.2 million for the year ended December 31, 2003. This increase primarily reflected the addition of research and development personnel. As a percentage of net sales, research and development expenses were 22.0% for the year ended December 31, 2004, an increase from 21.7% for the year ended December 31, 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were US$16.3 million, an increase of US$2.8 million or 20.9% from US$13.5 million for the year ended December 31, 2003. This increase was primarily due to hiring of additional personnel, additional traveling and sales and marketing expenses. As a percentage of net sales, selling, general and administrative expenses were 17.7% for the year ended December 31, 2004, an increase from 15.3% for the year ended December 31, 2003.

Patent Litigation Expenses. Patent litigation expenses for the year ended December 31, 2004 were US$5.3 million, an increase of US$1.3 million or 34.9% from US$4.0 million for the year ended December 31, 2003. This increase was primarily due to trial preparation, discovery and motion practice for the MPS trial in the U.S. District Court in the Northern District of California, increased activity in litigation involving Taiwan Sumida Electronics, Inc. and preparation for four new cases involving BiTEK, SPI Electronic Co., Ltd, FSP Group, Lien Chang Electronic Enterprise Co., Ltd., MPS, Advanced Semiconductor Manufacturing Corporation, certain Asustek companies, certain Compal companies and certain Samsung companies. As a percentage of net sales, patent litigation expenses were 5.8% for the year ended December 31, 2004, an increase from 4.4% for the year ended December 31, 2003.

Non-Operating Income-Net. Non-operating income-net was US$2.7 million for the year ended December 31, 2004 increasing from US$1.4 million for the year ended December 31, 2003, reflecting additional foreign exchange transaction gains and gains on our sale of certain of our shares in 360 Degree Web Ltd., one of our long-term investments, in March 2004.

Income Tax Expenses. Income tax expenses were US$1.5 million for the year ended December 31, 2004, compared to US$1.8 million for the year ended December 31, 2003. Taxation expenses were reduced in 2004 as we reversed an income tax expense of approximately US$375,000 in the third quarter of 2004. We had recognized a provision for income taxes that would have resulted from a successful challenge by the Taiwan Tax Authorities on the allocation of our head office's administrative expenses in previous years. In August 2004, the Taiwan Tax Authorities examined and approved our income tax filing for 2000 and did not raise any concerns on the allocation of administrative expenses. Therefore, we reversed the provision of income tax expenses of approximately US$375,000 for 2000 in respect of the impact on the potential challenge from the Taiwan Tax Authorities. Excluding the impact of the reversal of approximately US$375,000 on our income tax expenses, our effective income tax rate for 2004 would have been 11.9%. Our effective tax rate was 9.5% for the year ended December 31, 2004, compared to 12.2% for the year ended December 31, 2003.

Net income. As a result of the above factors, our net income was US$14.1 million for the year ended December 31, 2004, an increase of US$0.9 million from US$13.2 million for the year ended December 31, 2003. Our net income as a percentage of net sales increased to 15.2% for the year ended December 31, 2004 from 14.9% for the year ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of December 31, 2005, cash and cash equivalents and short-term investments were US$102.0 million.

The following table sets forth certain information regarding our audited consolidated cash flows for the periods indicated:

	For the year ended December 31,		
	2003	2004	2005
	(in thousands of U.S. dollars)		
Net cash inflow from operating activities	14,756	14,129	11,019
Net cash outflow from investing activities	(23,520)	(25,228)	(19,281)
Net cash inflow/(outflow) from financing activities	5,922	946	(2,060)
Effect of foreign exchange rate changes	(3)	(16)	377
Net decrease in cash and cash equivalents	(2,845)	(10,169)	(9,945)
Cash and cash equivalents at the beginning of year	69,334	66,489	56,320
Cash and cash equivalents at the end of year	66,489	56,320	46,375

Operating activities

Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$14.8 million, US$14.1 million and US$11.0 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The decrease between 2003 and 2004 was mainly due to a reduction of US$2.7 million in notes and accounts payable and an increase of US$1.3 million in prepaid expenses and other current assets. The reduction in notes and accounts payable resulted primarily from the completion of our migration to a new accounting software platform, which commenced in 2003. The increase in prepaid expenses was mainly due to higher accrued interest income and prepaid value-added taxes in Taiwan. This decrease was partially offset by an increase of US$1.6 million in inventories in 2004 as compared to an increase of US$2.6 million in 2003. The increase in inventories was mainly due to increased purchases of wafers in anticipation of growth in sales.

The decrease between 2004 and 2005 was mainly due to an increase of US$2.7 million in prepaid expenses and other current assets, an increase of US$2.0 million in accounts receivable and an increase of US$4.7 million in inventories. The increase in prepaid expenses and other current assets resulted primarily from a prepayment of approximately US$3.0 million to a foundry provider, Asia SinoMOS Semiconductor Inc., to ensure our foundry capacity allocation with such provider. The increase in accounts receivable was mainly due to increased sales to customers on credit. The increase in inventories was mainly due to increased production in anticipation of growth in sales and longer production lead times for the manufacture of our integrated circuits by our foundry providers. The decrease in net cash from operating activities was partially offset by an increase of US$5.6 million in accrued expenses and other current liabilities and an increase of US$2.1 million in notes and accounts payable. The increase in accrued expenses was mainly due to an accrual for litigation expenses and an accrual for Stock Exchange listing expenses. The increase in notes and accounts payable was primarily due to increased production in anticipation of growth in sales and expenses related to certain research and development projects.

Investing activities

In 2004, we had a net cash outflow from investing activities of US$25.2 million as compared to a net cash outflow of US$23.5 million in 2003. This increase in net cash used between 2003 and 2004 was principally due to an increase of US$8.4 million in the purchase of fixed assets and an increase of US$14.9 million in the net purchase of short-term and long-term investments, which was partially offset by a smaller increase of US$1.9 million in restricted assets in 2004 as compared to an increase of US$10.0 million in 2003.

In 2005, we had a net cash outflow from investing activities of US$19.3 million as compared to a net cash outflow of US$25.2 million in 2004. This decrease in net cash used in investing activities between 2004 and

2005 was principally due to a net sale of US$6.6 million in short-term investments in 2005 as compared to a net purchase of US$11.0 million in 2004 and a decrease of US$306,000 in restricted assets in 2005 as compared to an increase of US$1.9 million in 2004. This decrease was partially offset by an increase of US$5.8 million in the net purchase of long-term investments, an increase of US$14.9 million in the purchase of fixed assets and an increase of US$5.5 million in restricted cash and other assets in 2005. The increase in restricted cash and other assets was mainly due to an increase in time deposits pledged to a bank for the issuance of letters of credit to purchase certain testing equipment and an increase in the amount of court bonds deposited with the Taiwan courts for preliminary injunctions and provisional attachments.

Financing activities

Net cash inflow from our financing activities in 2003 was US$5.9 million, principally due to the exercise of stock options and issuance of Shares under our Existing Equity Incentive Plans, which was partially offset by the repurchase of our Shares under a share repurchase program. Net cash inflow from our financing activities in 2004 was US$0.9 million, primarily due to the exercise of stock options and issuance of Shares under our Existing Equity Incentive Plans, which was partially offset by the repurchase of our Shares under a share repurchase program. Net cash outflow from our financing activities in 2005 was US$2.1 million, primarily due to the repurchase of our Shares and ADSs under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and warrants and issuance of Shares under our Existing Equity Incentive Plans.

Working capital

The Directors believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this document. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

DIVIDEND POLICY

Dividend policy

We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future. As our business continues to grow, we intend to continue to invest the profits generated from our operations to implement our future plans, as set out in the section headed "Business - Business Strategy". If we declare dividends in the future, the form, frequency and amount of such dividends will depend on our earnings and financial position, our results of operations, our capital needs, our plans for expansion and other factors we deem relevant. The declaration and payment of dividends will be determined at the sole discretion of the Directors, subject to the requirements of the Cayman Companies Law.

Distributable reserves

We have been advised that "profits" as defined under common law and amounts in the Company's share premium account are distributable reserves under Cayman Islands law. As of December 31, 2005, we had no funds reserved for distribution to our Shareholders.

INDEBTEDNESS

As at December 31, 2005, we did not have any outstanding borrowings, any loan capital issued and outstanding or agreed to be issued, any outstanding bank overdrafts and liabilities under acceptances or other similar indebtedness, any debentures, mortgages, charges or loans or acceptance credits, finance lease or hire purchase commitments or guarantees or material contingent liabilities. The Directors have confirmed that there have been no material changes in the indebtedness or contingent liabilities of the Group since December 31, 2005.

Contingent liabilities

As at the close of business on December 31, 2005, we did not have any material contingent liabilities.

No material changes

Except as disclosed in this document, the Directors confirm that there has been no material adverse change in the financial or trading position or prospects of the Group since December 31, 2005 (being the date to which the latest financial statements of the Group were made up).

CAPITAL EXPENDITURES

Capital expenditures are used to purchase property, plant and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the years ended December 31, 2003, 2004 and 2005, our total capital expenditures amounted to US$1.7 million, US$8.4 million and US$14.9 million, respectively.

CONTRACTUAL OBLIGATIONS

The table below describes our contractual obligations as of December 31, 2005:

	Total	2006	2007	2008	2009
	(in thousands of U.S. dollars)				
Operating Lease Commitments	1,334	1,009	204	121	0
Purchase Commitments	486	486	0	0	0
Licenses, Maintenance and Support	1,020	279	247	247	247
Total	2,840	1,774	451	368	247

LONG-TERM INVESTMENTS

We have made the long-term investments described below, and may make additional investments in these or other companies in the future. Our current investment strategy is to make small strategic investments in companies involved in our supply chain for the manufacture of our products or that provide products that are used in conjunction with our products by our mutual customers. We do not intend to have significant share ownership in, or active participation in the management of, these companies in which we have made strategic investments. The purpose of our investments is to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and the quality of services provided to us.

As of December 31, 2005, our long-term investments were as follows:

Investee Company	Type of Company	Date of Investment	Size of Investment	Approximate percentage of voting power (%)
X-FAB(1)	Semiconductor Foundry	July 2002	US$5.0 million	2.39%
360 Degree Web Ltd.(2)(3)	Developer of intelligent security software solutions	January 2003 January 2005	US$1.8 million US$235,000	19.52%
GEM Services, Inc.(1)	Semiconductor assembly and testing service provider	August 2002	US$500,000	1.07%
Etrend Hightech Corporation(1)	Semiconductor assembly and testing service provider	December 2002 July 2003 March 2004	US$500,000 US$147,000 US$313,000	11.20%
Asia SinoMOS Semiconductor Inc.(1)	Semiconductor foundry	January 2005	US$5.0 million	9.69%
Silicon Genesis Corporation(1)	Developer of silicon products and other engineered multi-layered structures for integrated circuits	December 2000	US$500,000	0.09%
CSMC(1)	Semiconductor Foundry	August 2004	US$4.5 million	2.62%
Philip Ventures Enterprise Fund	Fund Management Company	November 2005	S$1,000,000	10.8%

Notes:

1. One of our current suppliers or service providers.
2. We sold 1,000,000 of our shares in 360 Degree Web Ltd. in March 2004 and recognized a gain of US$340,000. As of December 31, 2005, we held an aggregate of 2,264,102 shares of preferred stock in such company.
3. 360 Degree Web Ltd. sells certain software to several of our customers which is used in connection with our products.

As at the Latest Practicable Date, we held less than 20% of the shareholding interest in each of our long-term investments.

Quantitative and Qualitative Disclosure about Market Risk

We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2005, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments with maturity dates greater than three months as of December 31, 2005.

	2006	2007	2008	2009	Thereafter	Total	Fair Value
				(in US$ thousands)			
U.S. Treasury Bills							
Fixed Rate	13,909	—	—	—	—	13,909	13,909
Time Deposits							
Fixed rate	10,627	27	—	—	—	10,654	10,654
Government Bonds							
Fixed rate	10,275	—	—	1,589	—	11,864	11,788

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2005, we held approximately US$35.4 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the years ended December 31, 2004 and 2005, we experienced a foreign exchange gain of approximately US$648,000 and a foreign exchange loss of approximately US$443,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

PROPERTY INTERESTS

Details relating to our property interests are set out in Appendix II of this document. DTZ Debenham Tie Leung Limited, an independent property valuation firm, has valued the properties owned and leased by us as of December 31, 2005. The text of its letter, summary of valuations and valuation certificate are set out in Appendix II to this document.

DISCLOSURE UNDER RULES 13.11 TO 13.19 OF THE LISTING RULES

Our Directors have confirmed that they are not aware of any circumstances which would give rise to disclosures under Rules 13.11 to 13.19 of the Listing Rules.

Net Tangible Assets

The following statement shows the Company's net tangible assets as at December 31, 2005 as extracted from the Accountants' Report on the Company, the text of which is set out in Appendix I to this document.

	US$
Audited net tangible assets of the Company as at December 31, 2005[1][3]	175,896,000
Audited net tangible asset value per Share[2]	0.09

Notes:

1. The audited net tangible assets of the Company as at December 31, 2005 is extracted from the Accountants' Report on the Company, the text of which is set out in Appendix I to this document.
2. The audited net tangible asset value per Share is calculated on the basis of 1,952,794,350 Shares in issue and outstanding as at December 31, 2005.
3. The audited net tangible assets of the Company as at December 31, 2005 does not include the revaluation surplus arising from property revaluation of the Company, amounting to approximately US$545,000, being the difference between the carrying value of the properties as at December 31, 2005 of approximately US$11,840,000, as extracted from the "Accountants' Report" in Appendix I to this document and the capital value in existing state as at December 31, 2005 of approximately HK$95,980,000 (equivalent to approximately US$12,385,000) as extracted from the "Property Valuation" in Appendix II to this document. In accordance with the Company's accounting policies, land, property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. As such, the revaluation surplus arising from the property revaluation will not be reflected in the Company's future financial statements. Had the properties been stated at valuation, the additional annual depreciation charge that would be charged against the consolidated income statement would be approximately US$13,000.

REASONS FOR THE INTRODUCTION

We believe that listing on the Stock Exchange, in addition to our existing quotation on the Nasdaq, is a significant step in our long-term strategic development because it reflects the increasing importance of Asia, particularly Greater China, to our business. Over the last few years, China has been emerging as one of the world's centres for semiconductor design and manufacturing. We commenced our operations in China in 2001, and we now maintain what we believe is one of the largest semiconductor design teams in the country. Concurrently, we understand that many of our customers and companies in our supply chain have been relocating their operations to China. We also maintain design centers and sales offices in Taiwan and Singapore, sales representatives in Hong Kong and a distributor in Japan.

As the portion of our operations, customer base and supply chain based in Asia continues to grow, we believe that a listing on the Stock Exchange will benefit us and our Shareholders by:

- expanding our profile with Asian investors, which we believe will expand our investor base and increase liquidity in our Shares; and
- signaling to our customers and companies in our supply chain that we have a long-term commitment to Asia.

LISTINGS

The Company currently has a primary listing of the Shares in the form of ADSs on the Nasdaq and a secondary listing of the Shares on the Cayman Islands Stock Exchange, both of which it intends to maintain alongside its proposed dual primary listing of Shares on the Stock Exchange. Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares.

REGISTRATION AND DEPOSIT

Registers

The principal register of members is maintained in the Cayman Islands by M&C Corporate Services Limited, whose address is Ugland House, P.O. Box 309 GT, South Church Street, George Town, Grand Cayman, Cayman Islands. The Company has established a branch register of members in Hong Kong which is maintained by Computershare Hong Kong Investor Services Limited, whose address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Depositary

The depositary for the ADSs is The Bank of New York, whose office is located at 101 Barclay Street, New York, New York 10286, United States. The ADSs are evidenced by certificates referred to as American Depositary Receipts, or ADRs, that are issued by The Bank of New York.

Each ADS represents ownership interests in 50 Shares or the right to receive 50 Shares which we have placed in the name of The Bank of New York and deposited with the Hong Kong branch of The Hongkong and Shanghai Banking Corporation Limited, or HSBC, as custodian, in Hong Kong. HSBC's Hong Kong branch is located at 5/F, Tower 1, HSBC Centre, 1 Sham Mong Road, Kowloon, Hong Kong. Each ADS will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders.

ADSs may be held either directly (by having an ADR registered in the holder's name) or indirectly through the holder's broker or other financial institution. The following discussion regarding ADSs assumes the holder holds its ADSs directly. If a holder holds the ADSs indirectly, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. If applicable, you should consult with your broker or financial institution to find out what those procedures are.

We do not treat ADS holders as one of our shareholders, and ADS holders have no shareholder rights. Cayman Islands law governs shareholder rights. Because The Bank of New York actually holds the Shares represented by ADSs, ADS holders must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among us, The Bank of New York and our ADS holders and beneficial owners from time to time. The deposit agreement and the ADRs evidencing ADSs are generally governed by the law of the State of New York.

The following includes a summary of certain terms of the deposit agreement. This summary may not contain all the information that may be important to you. For more complete information, you should read the form of entire deposit agreement and the form of ADR, which is attached to the Company's current report on Form 6-K filed with the SEC on October 17, 2005. You may access such report by visiting the SEC's website at www.sec.gov. The deposit agreement and form of ADR are also available for inspection at the address specified in Appendix V in the section headed "Documents available for inspection". The following discussion is qualified in its entirety by reference to the complete text of the deposit agreement and the form of ADR. You are urged to review such documents carefully and in their entirety.

Certificates

Only certificates for Shares issued by the Hong Kong branch registrar will be valid for delivery in respect of dealings effected on the Stock Exchange. Only ADRs evidencing ADSs issued by The Bank of New York will be valid for delivery in respect of dealings effected on the Nasdaq.

Withdrawal from and Deposit into the ADS Program

Currently, all of the Shares are registered on the principal register of members in the Cayman Islands and the duplicate branch register maintained in Hong Kong. As at the Latest Practicable Date, there was an aggregate of 1,953,827,750 Shares on the registers of members in the Cayman Islands and Hong Kong, all of which are in the name of The Bank of New York and are in the ADS program. For purposes of trading on the Stock Exchange, the Shares must be registered in the name of the relevant shareholder or its broker or other nominee on such registers of members. There are no arrangements for the compulsory removal of shareholders from the principal or branch register depending on the location of a shareholder or ADS holder.

ADSs are quoted for trading on the Nasdaq. An investor who holds Shares and wishes to trade ADSs on the Nasdaq must deposit or have his broker deposit with the Hong Kong branch of HSBC, as custodian of The Bank of New York, Shares or evidence of rights to receive Shares, as described below.

If an investor who holds ADSs wishes to trade Shares on the Stock Exchange, he must withdraw Shares from the ADS program and cause his broker or other financial institution to trade such Shares on the Stock Exchange. A withdrawal of Shares from the ADS program involves the following procedures:

(1) To withdraw Shares from the ADS program, an investor who holds ADSs may turn in ADRs evidencing such ADSs at the office of The Bank of New York. An investor has the right to cancel ADSs and withdraw the underlying Shares at any time except when temporary delays arise because The Bank of New York has closed its transfer books in connection with voting at a shareholders' meeting or the payment of dividends; when the investor or other ADS holders seeking to withdraw Shares owe money to pay fees, taxes and similar charges; or when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Shares or other deposited securities.

(2) Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the Shares underlying the ADSs to an account designated by the investor and any other deposited securities underlying the ADSs at the Hong Kong branch of HSBC, or, at an investor's request, risk and expense, The Bank of New York will deliver the deposited securities at the investor's office. Regarding deposited securities, other than Shares, which underlie ADSs, the Company currently has no plans to distribute any such securities or cause such securities to be deposited into the ADS program. The deposit agreement, however, contains provisions to address any such distribution in case it should arise. In summary, the deposit agreement provides that The Bank of New York will send to ADS holders any such securities the Company distributes on deposited Shares by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what the Company distributed and distribute the net proceeds. Or, it may decide to hold what the Company distributed, in which case ADSs will also represent the newly distributed property. However, The Bank of New York is not required to distribute any securities to ADS holders unless it receives satisfactory evidence from the Company that it is legal to make that distribution. Subject to the Listing Rules and any other applicable legal requirements, a distribution of securities other than Shares could possibly include equity securities of a different class from the Shares, debt securities or equity or debt securities of a third party. It is expected that such securities, if distributed to an ADS holder, would not be in the form of Shares tradable on the Stock Exchange.

(3) Upon the withdrawal of Shares from the ADS program, a completed form of transfer, which may be obtained from the Hong Kong branch registrar, signed by HSBC (The Bank of New York's Hong Kong custodian) as transferor and the investor as transferee, should be submitted to the Hong Kong branch registrar's registered office together with the Share certificate. An investor may obtain the

signature of HSBC by sending the transfer form by courier or by registered mail, in each case, with return envelope to the Hong Kong branch of HSBC. The Hong Kong branch registrar shall update the branch register maintained in Hong Kong and cause the principal register of members in the Cayman Islands to be similarly updated. It shall then issue Share certificate(s) as specified above. Dispatch of Share certificate(s) will be made at the risk and expense of the investor.

(4) If an investor's Shares are to be deposited with CCASS, the investor must deposit the Shares into CCASS for credit to his investor participant stock account or his designated CCASS participant's stock account. For a deposit of Shares into CCASS or to effect a sale of Shares in Hong Kong, the investor should execute a transfer form which is in use in Hong Kong and which can be obtained from the offices of the Hong Kong branch registrar and deliver it together with his Share certificate(s) issued by the Hong Kong branch registrar to HKSCC directly if he intends to deposit the Shares into CCASS for credit to his investor participant stock account or via a CCASS participant if he wants the Shares to be credited to his designated CCASS participant's stock account.

Note: Under normal circumstances, steps (1) to (4) generally require six to ten business days to complete.

If an investor who holds Shares wishes to trade ADSs on the Nasdaq, he must cause such Shares to be deposited into the ADS program and cause his broker or other financial institution to trade such ADSs on the Nasdaq. A deposit of the Shares into the ADS program involves the following procedures:

(1) The investor shall complete a share transfer form available from the Hong Kong branch registrar and submit the same together with the Share certificate(s) to the Hong Kong branch of HSBC, as custodian of The Bank of New York. If the Shares have been deposited with CCASS, the investor must first withdraw such Shares from his investor participant stock account with CCASS or from the stock account of his designated CCASS participant and submit the relevant share transfer form(s) executed by HKSCC Nominees Limited, the relevant Share certificate(s) or a duly completed share transfer form for the transfer of the Shares into the name of The Bank of New York to the Hong Kong branch of HSBC, as custodian of The Bank of New York. The Hong Kong branch of HSBC shall submit the relevant transfer documents to the Hong Kong branch registrar.

(2) Upon receipt of the share transfer form, the relevant Share certificate(s) and where appropriate, the completed share transfer form(s) executed by HKSCC Nominees Limited, the Hong Kong branch registrar shall take all actions necessary to effect the transfer of the Shares into the name of The Bank of New York's Hong Kong custodian on the principal register of members in the Cayman Islands and the branch register maintained in Hong Kong.

(3) Upon completion of the transfer on the principal register of members in the Cayman Islands and the branch register in Hong Kong, the Hong Kong registrar shall issue the relevant Share certificate(s) and deliver the share certificate(s) to The Bank of New York's Hong Kong custodian.

(4) Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will issue ADRs evidencing the appropriate number of ADSs in the names requested by an investor and will deliver the ADRs at its office to the persons designated by an investor.

Note: Under normal circumstances, steps (1) to (4) generally require six to ten business days to complete.

Before The Bank of New York will issue or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Shares, The Bank of New York may require:

(1) production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

(2) compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the transfer books of The Bank of New York or our registrar in Hong Kong are closed or at any time if The Bank of New York determines it advisable to do so.

All costs attributable to the transfer of Shares to effect a withdrawal from or deposit of Shares into the ADS program shall be borne by the Shareholder requesting the transfer. In particular, holders of Shares and ADSs should note that the Hong Kong branch registrar will charge between HK$2.50 to HK$20 (or such higher fee as may from time to time be permitted under the Listing Rules) for each transfer of Shares from one registered owner to another each Share certificate cancelled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Shares and ADSs must pay US$5.00 (or less) per 100 ADSs for each issuance of an ADR and each cancellation of an ADR, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, the ADS program.

For illustrative purposes, a holder of Shares who wishes to deposit 5000 Shares into the ADS program would incur a maximum charge of US$5.00 for the issuance to the holder of an ADR representing 100 ADSs and between HK$2.50 to HK$20 (or such higher fee as may from time to time be permitted under the Listing Rules) for each Share certificate transferred from the holder to The Bank of New York's Hong Kong custodian with respect to the 5000 Shares. Conversely, a holder of ADSs who wishes to withdraw 100 ADSs from the ADS program in exchange for 5000 Shares would incur similar charges. In addition to the above, holders of Shares and ADSs may also have to pay any applicable fee as stated in the share transfer forms used in Hong Kong and any related brokerage commission.

For the sixty day period following the Listing Date, The Bank of New York will waive its fees for the cancellation of an ADR, up to an aggregate of 3,469,500 ADRs.

DEALINGS

Dealing and brokerage fee on the Stock Exchange and the Nasdaq

1. The transaction costs of dealings in the Shares on the Stock Exchange include a Stock Exchange trading fee of 0.005%, an SFC transaction levy of 0.005%, a transfer deed stamp duty of HK$5.00 per transfer deed and ad valorem stamp duty. The brokerage commission in respect of trades of Shares on the Stock Exchange is freely negotiable.

2. The brokerage commission in respect of trades of ADSs on the Nasdaq is freely negotiable.

3. ADS holders must pay US$5.00 (or less) per 100 ADSs for each issuance of an ADR, including as a result of a distribution of Shares or rights or other property; for each cancellation of an ADR, including if the deposit agreement terminates; and for each distribution of securities, other than Shares or ADSs, treating the securities as if they were Shares for purpose of calculating fees. ADS holders must also pay US$0.02 (or less) per ADS for any cash distribution except for distribution of cash dividends, and registration or transfer fees for the transfer and registration of Shares on the register of members of our branch registrar in Hong Kong from the ADS holder's name to the name of The Bank of New York or its agent upon deposit or withdrawal of Shares. Further, an ADS holder shall pay the expenses of The Bank of New York upon conversion of Hong Kong dollars to U.S. dollars and for cable, telex and facsimile transmission expenses, if the expenses are expressly provided in the deposit agreement. Taxes and other governmental charges that The Bank of New York or HSBC are required to pay on any ADS or Share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, are also to be paid as necessary by ADS holders.

4. ADS holders will be responsible for any taxes or other governmental charges payable on any ADSs acquired or on the deposited securities underlying such ADSs. The Bank of New York may refuse to transfer an investor's ADSs or allow withdrawal of the deposited securities underlying his ADSs until such taxes of other charges are paid. It may apply payments owed to an investor or sell deposited securities underlying his ADSs to pay any taxes owed and an investor will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the

sale and pay to an investor any proceeds, or send to him any property remaining after it has paid all such taxes and other charges.

SETTLEMENT

1. Settlement of dealings on the Nasdaq will take place on the third business day following the date of transaction.

2. Investors in Hong Kong must settle their trades executed on the Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his Shares in his stock account or in his designated CCASS participant's stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS ("CCASS Rules") and CCASS Operational Procedures in effect from time to time, or CCASS Rules. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker by the settlement date.

3. An investor may arrange with his broker on a settlement date in respect of his trades executed on the Stock Exchange. Under the Listing Rules and the CCASS Rules, the settlement date must not be later than the second Settlement Day, a day on which the settlement services of CCASS are open for use by CCASS participants, following the trade date, or T+2. In the case of default, the Stock Exchange rules permit trades to be bought-in by the buying broker not in default after a late delivery report has been lodged with and authorised by the Stock Exchange and the defaulting broker shall be responsible for the payment of all price differences and incidental expenses. For trades settled under CCASS, the CCASS Rules provide that the defaulting broker may be compelled to compulsory buy-in by HKSCC the day after the second Settlement Day, or T+3, or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

4. The CCASS stock settlement fee payable by each counterparty to a Stock Exchange trade is currently 0.002% of the transaction value subject to a minimum fee of HK$2 and a maximum fee of HK$100 per trade.

FOREIGN EXCHANGE RISK

Investors who trade ADSs on the Nasdaq should note that their trades will be effected in U.S. dollars. Investors in Hong Kong who trade the Shares on the Stock Exchange should note that their trades will be effected in Hong Kong dollars. Accordingly, investors should be aware of the foreign exchange risks associated with such trading.

[THIS PAGE INTENTIONALLY LEFT BLANK]

The following is the text of a report, prepared for the purpose of incorporation in the document, received from the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

February 27, 2006

The Directors
O2Micro International Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") relating to O2Micro International Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended December 31, 2005 (the "Relevant Periods") for inclusion in the document of the Company dated February 27, 2006 (the "Document").

The Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands on March 14, 1997. Since its incorporation, the Company has been the parent company of the other companies comprising the Group that conduct the business on a worldwide basis.

As at the date of this report, the Company had the following significant subsidiaries with a financial year ending on December 31 each year:

Name	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Attributable equity interest held by the Company	Principal activities
Subsidiary				
O2Micro, Inc.	The United States of America ("USA") March 29, 1995	Shares — US$20,000	100%	Operations, design and marketing
O2Micro Electronics, Inc.	Taiwan March 10, 1999	Paid-in-capital — NT$100,000,000	100%	Operations and design
O2Micro International Japan Ltd.	Japan August 18, 1999	Ordinary shares — JPY3,000,000	100%	Marketing
O2Micro Pte Limited	Singapore September 3, 1999	Ordinary shares — SG$1,000,000	100%	Operations and design
凹凸電子(武漢)有限公司 (Aotu Micro (Wuhan) Co., Ltd.)	The People's Republic of China ("PRC") January 18, 2001	Registered capital — US$300,000	100%	Operations and design
北京凹凸微系電子開發有限公司 (O2Micro (Beijing) Co., Ltd.)	PRC February 19, 2001	Registered capital — US$300,000	100%	Operations and design

Name	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Attributable equity interest held by the Company	Principal activities
O2Micro Romania S.R.L.	Romania January 19, 2001	Registered capital — RON19,695	100%	Operations and design
凹凸科技(中國)有限公司 O2Micro (China) Co., Ltd. (formerly known as 凹凸電子(上海)有限公司 O2Micro (Shanghai) Co., Ltd.)	PRC April 11, 2001	Registered capital — US$8,300,000	100%	Operation, design and marketing
Pan Pacific Holding Company	Cayman Islands May 19, 2004	Ordinary shares — US$50,000	100%	Investment holding
O2Micro Korea Limited	Korea March 3, 2003	Ordinary shares — KRW50,000,000	100%	Marketing
International Asset Holding Company	Cayman Islands May 16, 2004	Ordinary shares — US$50,000	100%	Property investment
凹凸電子(成都)有限公司 (O2Micro (Chengdu) Co., Ltd.)	PRC July 6, 2004	Registered capital — US$300,000	100%	Operations and design
成都一心唯用科技有限公司 (Chengdu Heart 1 Technology Limited*)	PRC January 31, 2005	Registered capital — US$300,000	100%	Operations and design
OceanOne Semiconductor Limited	Cayman Islands May 17, 2005	Ordinary Shares — US$1	100%	Investment holding
一洋半導體(寧波)有限公司 (OceanOne Semiconductor (Ningbo) Limited*)	PRC August 9, 2005	Registered capital — US$6,000,000	100%	Testing service

* Indirectly held by the Company.

The consolidated financial statements of the Company for each of the Relevant Periods, which were prepared in accordance with the accounting principles generally accepted in the United States of America, were audited by Deloitte & Touche, Taiwan ("Deloitte — Taiwan"), a member firm of Deloitte Touche Tohmatsu, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") ("the Underlying Financial Statements").

The statutory financial statements of the following subsidiaries were prepared in accordance with relevant accounting principles and financial regulations applicable to their respective jurisdictions and were audited by the following certified public accountants registered in that jurisdiction:

Name of subsidiary	Financial period	Auditors
O2Micro Electronics, Inc.	Years ended December 31, 2003 and December 31, 2004	Deloitte — Taiwan
O2Micro Pte Limited	Years ended December 31, 2003 and December 31, 2004	K.F. Hoong & Co.

Name of subsidiary	Financial period	Auditors
Aotu Micro (Wuhan) Co., Ltd.	Years ended December 31, 2003 December 31, 2004 and December 31, 2005	武漢天意會計師事務有限責任公司
O2Micro (Beijing) Co., Ltd.	Years ended December 31, 2003 December 31, 2004 and December 31, 2005	北京天同信會計師事務所有限公司
O2Micro (China) Co., Ltd.	Years ended December 31, 2003 December 31, 2004 and December 31, 2005	上海公信中南會計師事務所有限公司
O2Micro (Chengdu) Co., Ltd.	Period from July 6, 2004 to December 31, 2004 Year ended 31 December, 2005	四川華强會計師事務所有限公司
Chengdu Heart 1 Technology Limited	Period from January 31, 2005 to December 31, 2005	四川正信會計師事務所有限公司
OceanOne Semiconductor (Ningbo) Limited	Period from August 9, 2005 to December 31, 2005	寧波眾信聯合會計師事務所

No audited financial statements have been prepared for O2Micro, Inc., O2Micro International Japan Ltd., O2Micro Romania S.R.L., Pan Pacific Holding Company, O2Micro Korea Limited, International Asset Holding Company and OceanOne Semiconductor Limited as they were incorporated in countries where there are no statutory audit requirements. For the audit of the consolidated financial statements of the Company, Deloitte — Taiwan has, however, reviewed all the relevant transactions of these companies for the Relevant Periods and carried out such procedures as they considered necessary for the issue of the audit opinion for the consolidated financial statements of the Company, as a whole.

No audited financial statements for the year ended December 31, 2005 have been prepared for O2Micro Electronics, Inc. and O2Micro Pte Limited. For the audit of the consolidated financial statements of the Company for the year ended December 31, 2005 (the "2005 Financial Statements"), Deloitte — Taiwan has carried out audit procedures on the management accounts of these two companies prepared in accordance with the accounting principles generally accepted in the United States of America as they considered necessary for the issue of the audit opinion for the 2005 Financial Statements.

The Financial Information of the Group for the Relevant Periods set out in this report has been prepared from the Underlying Financial Statements. For the purpose of preparing our report for inclusion in the Document, we have examined the Underlying Financial Statements for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Institute of Certified Public Accountants.

The Underlying Financial Statements are the responsibility of the directors of the Company who approve their issue. The directors of the Company are also responsible for the contents of the Document in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Financial Statements, to form an opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the state of affairs of the Group as at December 31, 2003, 2004 and 2005 and of the consolidated results and cash flows of the Group for the Relevant Periods.

A. FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars, Except Per Share Amounts)

	December 31, 2003	2004	2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents (note 3)	$ 66,489	$ 56,320	$ 46,375
Restricted cash	1,892	1,887	5,605
Short-term investments (note 4)	53,923	63,768	55,653
Accounts receivable, net (note 5)	9,794	9,431	11,460
Inventories (note 6)	9,613	11,231	15,943
Prepaid expenses and other current assets (note 7)	3,088	4,202	6,655
Deferred tax assets (note 13)	277	289	10
Total current assets	145,076	147,128	141,701
LONG-TERM INVESTMENTS (note 8)	7,865	11,781	16,898
LAND, PROPERTY AND EQUIPMENT, NET (note 9)	4,880	10,758	23,319
RESTRICTED ASSETS	10,044	13,873	14,492
OTHER ASSETS (note 10)	1,428	1,656	3,245
TOTAL	$169,293	$185,196	$199,655
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Notes and accounts payable (note 11)	$ 6,334	$ 3,635	$ 5,760
Income tax payable	2,852	3,751	3,907
Accrued expenses and other current liabilities (note 12)	4,936	6,641	13,394
Deferred tax liabilities (note 13)	444	388	698
Total current liabilities	14,566	14,415	23,759
COMMITMENTS AND CONTINGENCIES			
SHAREHOLDERS' EQUITY			
Preference shares at $0.00002 par value per share; Authorized — 250,000,000 shares	—	—	—
Ordinary shares at $0.00002 par value per share; Authorized — 4,750,000,000 shares; Issued — 1,951,630,800 shares, 1,959,403,100 shares and 1,967,824,350 shares as of December 31, 2003, 2004 and 2005	39	39	39
Treasury stock — 15,030,000 shares as of December 31, 2005	—	—	(3,296)
Additional paid-in capital	137,076	139,581	141,532
Accumulated other comprehensive loss	(521)	(110)	(1,118)
Retained earnings	18,133	31,271	38,739
Total shareholders' equity	154,727	170,781	175,896
TOTAL	$169,293	$185,196	$199,655

The accompanying notes are an integral part of the consolidated financial statements.

A. FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousands of U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31,		
	2003	2004	2005
NET SALES	$88,599	$92,196	$105,552
COST OF SALES	38,314	37,403	40,741
GROSS PROFIT	50,285	54,793	64,811
OPERATING EXPENSES			
Research and development	19,219	20,260	25,421
Selling, general and administrative	13,522	16,348	20,279
Patent litigation	3,954	5,334	10,174
Total operating expenses	36,695	41,942	55,874
INCOME FROM OPERATIONS	13,590	12,851	8,937
NON-OPERATING INCOME (EXPENSES)			
Interest income	1,283	1,455	2,824
Impairment loss on long-term investments	(17)	—	—
Gain on sale of long-term investments	—	340	—
Foreign exchange gain (loss), net	287	648	(443)
Hong Kong Stock Exchange listing expenses	—	—	(2,460)
Other, net	(116)	262	323
Total non-operating income	1,437	2,705	244
INCOME BEFORE INCOME TAX	15,027	15,556	9,181
INCOME TAX EXPENSE (note 13)	1,826	1,472	1,034
NET INCOME (note 14)	13,201	14,084	8,147
OTHER COMPREHENSIVE INCOME (LOSS)			
Translation adjustments on subsidiaries	(90)	714	(238)
Unrealized gain (loss) on available-for-sale securities	261	(303)	(770)
Total other comprehensive income (loss)	171	411	(1,008)
COMPREHENSIVE INCOME	$13,372	$14,495	$ 7,139
EARNINGS PER SHARE (note 17):			
Basic	$0.0069	$0.0072	$ 0.0042
Diluted	$0.0066	$0.0070	$ 0.0041

The accompanying notes are an integral part of the consolidated financial statements.

A. FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands of U.S. Dollars, Except Per Share Amounts)

	Ordinary Shares		Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)				
	Share	Amount	Ordinary Shares	Stock Options	Total	Treasury Stock	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Total	Retained Earnings	Total Shareholders' Equity
BALANCE, JANUARY 1, 2003	1,942,854,700	$39	$131,793	$1,223	$133,016	$(6,823)	$(112)	$(580)	$(692)	$ 9,608	$135,148
Shares issued for exercise of stock options	43,199,350	1	6,135	(503)	5,632	—	—	—	—	—	5,633
Shares issued for 1999 Purchase Plan	5,486,750	—	942	—	942	—	—	—	—	—	942
Cancellation of stock options	—	—	—	(23)	(23)	—	—	—	—	—	(23)
Acquisition of treasury stock — 3,875,000 shares	—	—	—	—	—	(647)	—	—	—	—	(647)
Retirement of treasury stock	(39,910,000)	(1)	(2,793)	—	(2,793)	7,470	—	—	—	(4,676)	—
Options granted to nonemployees	—	—	—	302	302	—	—	—	—	—	302
Net income for the year	—	—	—	—	—	—	—	—	—	13,201	13,201
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	(90)	(90)	—	(90)
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	261	—	261	—	261
BALANCE, DECEMBER 31, 2003	1,951,630,800	$39	$136,077	$ 999	$137,076	$ —	$ 149	$(670)	$(521)	$18,133	$154,727
Shares issued for exercise of stock options	7,858,350	—	1,359	(77)	1,282	—	—	—	—	—	1,282
Shares issued for 1999 Purchase Plan	5,923,950	—	1,032	—	1,032	—	—	—	—	—	1,032
Acquisition and retirement of treasury stock	(6,010,000)	—	(422)	—	(422)	—	—	—	—	(946)	(1,368)
Options granted to nonemployees	—	—	—	613	613	—	—	—	—	—	613
Net income for the year	—	—	—	—	—	—	—	—	—	14,084	14,084
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	714	714	—	714
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(303)	—	(303)	—	(303)
BALANCE, DECEMBER 31, 2004	1,959,403,100	$39	$138,046	$1,535	$139,581	$ —	$(154)	$ 44	$(110)	$31,271	$170,781

A. FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — continued
(In Thousands of U.S. Dollars, Except Per Share Amounts)

	Ordinary Shares		Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)				
	Share	Amount	Ordinary Shares	Stock Options	Total	Treasury Stock	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Total	Retained Earnings	Total Shareholders' Equity
BALANCE, DECEMBER 31, 2004	1,959,403,100	$39	$138,046	$1,535	$139,581	$ —	$(154)	$ 44	$ (110)	$31,271	$170,781
Shares issued for exercise of stock options	7,422,050	—	1,203	(18)	1,185	—	—	—	—	—	1,185
Shares issued for 1999 Purchase Plan	6,389,200	—	1,110	—	1,110	—	—	—	—	—	1,110
Acquisition of treasury stock — 20,420,000 shares	—	—	—	—	—	(4,355)	—	—	—	—	(4,355)
Retirement of treasury stock	(5,390,000)	—	(380)	—	(380)	1,059	—	—	—	(679)	—
Options granted to nonemployees	—	—	—	36	36	—	—	—	—	—	36
Net income for the year	—	—	—	—	—	—	—	—	—	8,147	8,147
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	(238)	(238)	—	(238)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(770)	—	(770)	—	(770)
BALANCE, DECEMBER 31, 2005	1,967,824,350	$39	$139,979	$1,553	$141,532	$(3,296)	$(924)	$(194)	$(1,118)	$38,739	$175,896

The accompanying notes are an integral part of the consolidated financial statements.

A. FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. Dollars)

	Years Ended December 31,		
	2003	2004	2005
OPERATING ACTIVITIES			
Net income	$ 13,201	$ 14,084	$ 8,147
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,623	2,692	3,684
Amortization of stock options granted for services	335	386	264
Gain on sale of long-term investments	—	(340)	—
Loss (gain) on sale of short-term investments	5	—	(10)
Deferred income tax assets and liabilities	386	(68)	527
Impairment loss on long-term investments	17	—	—
Loss on sale of property and equipment	68	3	18
Changes in operating assets and liabilities:			
Accounts receivable, net	(2,199)	363	(2,029)
Inventories	(2,646)	(1,618)	(4,712)
Prepaid expenses and other current assets	(474)	(1,278)	(2,721)
Notes and accounts payable	1,132	(2,699)	2,125
Income tax payable	895	899	156
Accrued expenses and other current liabilities	1,413	1,705	5,570
Net cash provided by operating activities	14,756	14,129	11,019
INVESTING ACTIVITIES			
Receivables from employees	(104)	116	—
Acquisition of:			
Land, property and equipment	(1,749)	(8,354)	(14,870)
Long-term investments	(147)	(4,861)	(5,819)
Short-term investments	(116,138)	(166,045)	(151,562)
(Increase) decrease in:			
Restricted assets	(10,044)	(1,945)	306
Restricted cash	127	5	(3,718)
Other assets	(612)	(187)	(1,750)
Proceeds from:			
Sale of short-term investments	105,146	155,021	158,132
Sale of long-term investments	—	1,020	—
Sale of property and equipment	1	2	—
Net cash used in investing activities	(23,520)	(25,228)	(19,281)
FINANCING ACTIVITIES			
Acquisitions of treasury stock	(647)	(1,368)	(4,355)
Proceeds from:			
Exercise of stock options	5,633	1,282	1,185
Issuance of ordinary shares under 1999 Purchase Plan	942	1,032	1,110
Payment of principal of capital leases	(6)	—	—
Net cash provided by (used in) financing activities	5,922	946	(2,060)
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	(3)	(16)	377
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,845)	(10,169)	(9,945)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	69,334	66,489	56,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 66,489	$ 56,320	$ 46,375
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS			
Cash paid for interest	$ 1	$ —	$ —
Cash paid for tax	$ 600	$ 641	$ 292
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Payables for acquisition of equipment	$ —	$ —	$ 1,183
Short-term investments reclassified to restricted assets	$ —	$ 1,144	$ 1,430
Convertible loans converted to long-term investments	$ 1,750	$ —	$ —
Unrealized gain (loss) on investments accounted for available-for-sale	$ 261	$ (303)	$ (770)

The accompanying notes are an integral part of the consolidated financial statements.

A. FINANCIAL INFORMATION — continued

NOTES TO THE FINANCIAL INFORMATION
(Expressed in United States Dollars Unless Otherwise Noted)

1 GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro International Limited (the "Company") was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company's ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company's subsidiary after the share exchange.

The Company has incorporated various subsidiaries, including (among others) O2Micro Electronics, Inc. (O2Micro — Taiwan), O2Micro International Japan Ltd. (O2Micro — Japan), O2Micro Pte Limited — Singapore (O2Micro — Singapore). O2Micro — Taiwan is engaged in operations and design and O2Micro — Japan is engaged in trading while O2Micro — Singapore and other subsidiaries are mostly engaged in research and development. The Company also established a Taiwanese branch office, O2Micro International Limited — Taiwan Branch (O2Micro — Taiwan Branch) to engage in marketing and customer support related services. Due to the duplication of functions between O2Micro — Taiwan Branch and O2Micro — Taiwan, the Board of Directors determined to dissolve O2Micro — Taiwan Branch on October 31, 2002. The dissolution process of O2Micro — Taiwan Branch was not completed as of December 31, 2005.

At the extraordinary general meeting of shareholders of the Company on November 14, 2005, the shareholders approved a public global offering of the Company's Ordinary Shares and the proposed listing of the Company's Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited ("HKSE") and various matters related to the proposed listing and offering, including the adoption of Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of the HKSE; and a 50-for-1 share split and the implementation of an American depositary share ("ADS") program with respect to the Company's Ordinary Shares quoted on The Nasdaq National Market. Following approval of these matters, the Company effected the cessation of trading of its Ordinary Shares on Nasdaq and share split of Ordinary Shares on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates will only become effective upon the listing of the Ordinary Shares on the HKSE.

On December 30, 2005, the board of directors determined to file with HKSE the listing by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sale investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plans in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of foreign government bonds, negotiated certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

Restricted Assets

The Company classifies deposits made for customs of $730,000, $757,000 and $317,000 as at December 31, 2003, 2004 and 2005, respectively, collateral for obtaining foundry capacity of $1,130,000, $1,130,000 and $1,350,000 as at December 31, 2003, 2004 and 2005, respectively, cash pledged to a bank for the issuance of letters of credit of nil, nil and $3,938,000 as at December 31, 2003, 2004 and 2005, respectively, and office leases of $32, nil and nil as at December 31, 2003, 2004 and 2005, respectively, as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period. Restricted assets consist of deposits of $10,044,000, $13,873,000 and $14,492,000 as at December 31, 2003, 2004 and 2005, respectively, made for Taiwan court cases in the form of Taiwan government bonds, negotiated certificates of deposit and cash. Restricted assets can be released upon the resolution of litigation.

Short-term Investments

The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. At balance sheet dates, all of the Company's investments were classified as available-for-sale securities and were recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless the unrealized loss is deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: buildings — 35 to 49.7 years, equipment — 3 to 10 years, furniture and fixtures — 3 to 15 years, equipment under capital lease — 3 to 5 years, leasehold improvements — the shorter of the estimated useful life or the lease term, which is 2 to 6 years and transportation equipment — 5 years. Depreciation expense recognized during the years ended December 31, 2003, 2004 and 2005 were approximately $2,325,000, $2,391,000 and $3,388,000, respectively.

Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors' selling of products to third parties. The Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included in the Company's inventory balance.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $795,000 in 2003, $1,108,000 in 2004, and $1,447,000 in 2005, respectively. A portion of these costs was for advertising, which amounted to $153,000 in 2003, $367,000 in 2004 and $453,000 in 2005, respectively.

Income Taxes

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Under current tax regulations in Taiwan, the current year's tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

At the end of June 2005, the Board of Directors of the Company (the "BOD") approved the acceleration of the vesting of options with exercise prices greater than $17 (pre-split basis). The BOD evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to stockholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options have exercise prices in excess of current market values and are not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

Had the compensation expense for the Company's stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company's net income and net income per share for the years ended December 31, 2003, 2004 and 2005 would be the following:

	Years Ended December 31,		
	2003	2004	2005
		(In Thousands)	
Net income as reported	$ 13,201	$ 14,084	$ 8,147
Deduct: Stock-based compensation costs under SFAS No. 123 including tax expense of $0 for 2003, 2004 and 2005	(8,061)	(6,940)	(15,862)
Pro forma net income (loss)	$ 5,140	$ 7,144	(7,715)
Pro forma shares used in calculation — basic (in thousands)	1,918,700	1,957,800	1,961,168
Pro forma earnings (loss) per share — basic	$ 0.0027	$ 0.0036	$ (0.0039)
Earnings per share — basic as reported	$ 0.0069	$ 0.0072	$ 0.0042
Pro forma shares used in calculation — diluted (in thousands)	1,986,800	2,005,100	1,997,459
Pro forma earnings (loss) per share — diluted	$ 0.0026	$ 0.0036	$ N/A
Earnings per share — diluted as reported	$ 0.0066	$ 0.0070	$ 0.0041

Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were anti-dilutive.

This table includes a proforma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

In September, November and December, 2005, the Company granted 1,100,000, 100,000 and 70,600,000 shares of stock options to employees with the following features:

(a.) Employees will be granted fully vested, immediately exercisable stock options to purchase the Company's ordinary shares.

(b.) The Company has the right but is not required to repurchase exercised stock options upon termination of an employee's service with the Company at the closing market price on the date of repurchase. The shares subject to repurchase are those which qualify as mature shares at the date of such employee's termination. Mature shares are those that have been held by the employee for a period of more than six months.

(c.) Employees are restricted from selling shares which are issued upon the exercise of stock options for a total of four years with 25% of the restriction lapsing each year.

(d.) There is no requisite service period or other performance criteria required by the employee to earn the stock option.

The total pro forma charge for the immediately vested options was $8,588,000 in 2005.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities' functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. As of the balance sheet date, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders' equity — historical rate; income and expenses — weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders' equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought out by a third party with respect to the Company's products. The terms of these indemnities may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company's products not yet purchased upon written notice.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment". SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior periods' awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on the Company's net income will include the remaining amortization of the fair value of existing options currently disclosed as a pro forma expense in Note 2 in addition to the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company's cashflows. In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections". SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from the previous period unless it is impracticable and is effective for the fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimates or reporting entity.

3 CASH AND CASH EQUIVALENTS

	December 31,		
	2003	2004	2005
	(In Thousands)		
Time deposits	$34,951	$19,383	$23,444
Savings and checking accounts	14,409	15,389	18,411
Cash management account	—	—	4,506
US treasury bills and corporate bonds	17,122	21,534	—
Petty cash	7	14	14
	$66,489	$56,320	$46,375

The Company's cash management account is administered by the Bank of China to receive a fixed-rate return and as of December 31, 2005, it held foreign currency which was equivalent to $4,506,000. The cash management account came due on January 16, 2006 and the Company received $4,528,000. It reinvested this amount at 3.9%, which became due on February 21, 2006. The cash management account has once again been reinvested on similar terms.

4 SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	December 31,		
	2003	2004	2005
	(In Thousands)		
US treasury bills	$33,958	$19,967	$13,909
Time deposits	10,611	23,038	15,993
Corporate bonds	8,185	17,014	24,642
Foreign government bonds	1,144	3,724	1,075
Others	25	25	34
	$53,923	$63,768	$55,653

Available-for-sale securities by contractual maturity are as follows:

	December 31, 2003	December 31, 2004	December 31, 2005
	(In Thousands)		
Due within one year	$52,752	$61,023	$55,592
Due after one year through two years	—	1,698	—
Due after two years	1,171	1,047	61
	$53,923	$63,768	$55,653

The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2003 were $0 and $5,000, respectively, for the year ended December 31, 2004 were both $0, and for the year ended December 31, 2005 were $12,000 and $2,000, respectively. Gross unrealized gains and losses at December 31, 2003 were $196,000 and $47,000, respectively, at December 31, 2004 were $293,000 and $182,000, respectively, and at December 31, 2005 were $55,000 and $11,000, respectively.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003, 2004 and 2005.

	December 31									
	2003		2004		2005					
	Less Than 12 Months		Less Than 12 Months		Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)									
US treasury bills	$2,011	$31	$20,442	$ 83	$ —	$—	$ —	$ —	$ —	$ —
Corporate bonds	1,665	16	5,106	94	24,642	11	—	—	24,642	11
Foreign government bonds	—	—	1,003	5	—	—	—	—	—	—
Investment in CSMC Technologies Corporation (CSMC) (Note 8)	—	—	4,283	265	—	—	3,580	968	3,580	968
Total	$3,676	$47	$30,834	$447	$24,642	$11	$3,580	$968	$28,222	$979

5 ACCOUNTS RECEIVABLE, NET

	December 31, 2003	December 31, 2004	December 31, 2005
	(In Thousands)		
Accounts receivable	$10,195	$9,838	$11,810
Allowances for			
Doubtful receivables	(86)	(90)	(34)
Sales returns and discounts	(315)	(317)	(316)
	$ 9,794	$9,431	$11,460

The Company normally allows an average credit period of 30-90 days to its trade customers, and this may be extended to selected customers depending on their trade volume and settlement within the Group.

The following is an aging analysis of trade debtors at the respective balance sheet dates:

	December 31, 2003	December 31, 2004	December 31, 2005
	(In Thousands)		
0 to 30 days	$9,115	$9,144	$10,613
31 to 60 days	654	229	714
61 to 90 days	3	9	133
91 to 120 days	22	49	—
	$9,794	$9,431	$11,460

The changes in the allowances are summarized as follows:

	December 31, 2003	December 31, 2004	December 31, 2005
	(In Thousands)		
Allowances for doubtful receivables			
Balance, beginning of year	$ 64	$ 86	$ 90
Additions	22	4	—
Reversal and write off	—	—	(56)
Balance, end of the year	$ 86	$ 90	$ 34
Allowances for sales returns and discounts			
Balance, beginning of the year	$ 314	$ 315	$ 317
Additions	663	252	587
Write off	(662)	(250)	(588)
Balance, end of the year	$ 315	$ 317	$ 316

6 INVENTORIES

	December 31, 2003	December 31, 2004	December 31, 2005
	(In Thousands)		
Finished goods	$2,042	$ 2,844	$ 2,954
Work-in-process	3,608	4,336	8,401
Raw materials	3,963	4,051	4,588
	$9,613	$11,231	$15,943

7 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2003	December 31, 2004	December 31, 2005
	(In Thousands)		
Prepayment to foundry providers	$ —	$ —	$3,000
Interest receivable	866	1,543	1,656
Other receivable	546	674	211
Prepaid expense	1,100	798	895
Value-added-tax paid	142	671	309
Others	434	516	584
	$3,088	$4,202	$6,655

8 LONG-TERM INVESTMENTS

	December 31,		
	2003	2004	2005
		(In Thousands)	
Cost method:			
X-FAB Semiconductor Foundries AG (X-FAB)	$4,968	$ 4,968	$ 4,968
360 Degree Web Ltd. (360 Degree Web)	1,750	1,070	1,305
GEM Services, Inc. (GEM)	500	500	500
Etrend Hightech Corporation (Etrend)	647	960	960
Asia SinoMOS Semiconductor Inc. (Sinomos)	—	—	5,000
Philip Ventures Enterprise Fund (PVEF)	—	—	585
Subtotal	7,865	7,498	13,318
Available for sale securities — noncurrent:			
CSMC	—	4,283	3,580
	$7,865	$11,781	$16,898

The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed-signal applications. As of December 31, 2003, 2004 and 2005, the Company held 530,000 shares at the value of $4,968,000 (€4,982,000), which represented 2.03%, 2.03% and 2.39%, respectively, ownership of X-FAB.

A five year loan of $750,000 was made to 360 Degree Web on February 1, 2000. Interest accrued at USD-Libor + 1% (2.447% at December 31, 2002) and is to be paid semiannually until the loan is fully repaid or until the loan is convertible into 2,083,333 Series B preference shares of capital stock in 360 Degree Web, or 22.3% of the outstanding capital stock of 360 Degree Web. The conversion price is US$0.36 per share. The Company was granted the right to convert the loan at any time before the maturity date of February 1, 2005 or before the date 360 Degree Web offers its shares in an initial public offering. In February 2002, the Company made an additional loan of $1 million to 360 Degree Web on terms similar to the February 2000 loan. The loan is convertible into 1,000,000 Series B2 preference shares of 360 Degree Web at a conversion price of $1.00 per share.

On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the Internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. The Company accounts for its investment under the cost method of accounting as it cannot exercise significant influence over 360 Degree Web.

In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company's ownership was reduced to 19.8% as of December 31, 2004. In January 2005, the Company purchased 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of December 31, 2005, the Company held 19.52% of ownership in 360 Degree Web.

The Company invested in GEM's preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2003 and 2004 and 2005, the Company held 333,334 shares with a value of $500,000, which represented a 1.26%, 1.07% and 1.07%, respectively, ownership of GEM.

The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company held 2,189,288 shares with a value of $647,000, which represented approximately 12.5% ownership of Etrend. The Company invested an additional $313,000 for Etrend's financing in March 2004. As of December 31, 2004 and 2005, the Company's ownership of Etrend was 11.2%.

The Company invested in SiGen's preferred shares in December 2000 at a consideration of $500,000. SiGen is an advanced nanotechnology company that developes Silicon-on-insulator "SOI", strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively. The Company held 23,946 shares of SiGen as of December 31, 2004 and 2005 representing a 0.09% ownership in SiGen with a carrying value of zero.

In August 2004, the Company invested in CSMC's ordinary shares which are listed on The Stock Exchange of Hong Kong Limited. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares at a purchase price of $4,547,000, which represents approximately 2.62% ownership of CSMC. As of December 31, 2004 and 2005, the Company recognized unrealized losses on this investment of $265,000 and $968,000, respectively. The Company evaluated the near-term prospects of CSMC in relation to the severity and duration of the impairment. Based on the evaluation and the Company's ability and intent to establish a strategic partnership with CSMC for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2005.

In January 2005, the Company purchased 5,882,353 ordinary shares of Sinomos, a privately owned foundry company, at $0.85 per share for a total amount of $5,000,000. The Company held 9.69% ownership of Sinomos as of December 31, 2005.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of SGD1,000,000 for 20 units in the placement at SGD50,000 per unit. The Company held 10.8% of the fund as of December 31, 2005.

9 LAND, PROPERTY AND EQUIPMENT, NET

	December 31,		
	2003	2004	2005
		(In Thousands)	
Cost			
Freehold Land	$ —	$ 2,510	$ 2,510
Buildings	—	2,150	8,055
Equipment	10,457	13,195	19,056
Furniture and fixtures	336	1,054	1,229
Equipment under capital lease	165	—	—
Leasehold improvements	727	1,309	2,045
Transportation equipment	56	56	241
Prepayment for property, plant and equipment	43	179	3,034
	11,784	20,453	36,170
Accumulated depreciation			
Buildings	—	39	132
Equipment	6,096	8,497	11,116
Furniture and fixtures	131	420	586
Equipment under capital lease	162	—	—
Leasehold improvements	486	698	966
Transportation equipment	29	41	51
	6,904	9,695	12,851
	$ 4,880	$10,758	$23,319

In view of the expansion of the Company's operations in the PRC, the Company acquired buildings located in Shanghai, PRC in October 2005. The total purchase price was $7,077,000 of which $1,414,000 was paid for land use rights and the balance of $5,663,000 was paid for the building. The land use right was accounted for as other assets (Note 10).

10 OTHER ASSETS

	December 31,		
	2003	2004	2005
		(In Thousands)	
Land use rights, net	$ —	$ —	$1,407
Deferred charges, net	473	789	665
Long-term notes receivable from employees	551	435	410
Prepayment for land use rights	—	—	208
Refundable deposits	404	432	493
Deferred income tax assets (Note 13)	—	—	62
	$1,428	$1,656	$3,245

All land within municipal zones in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on the straight-line method over the term of the land use rights agreement which is 49.7 years.

In view of the expansion of the Company's operations in the PRC, the Company entered into a purchase contract to acquire land use rights located in Ningbo, PRC. The total contracted price was $694,000 of which $208,000 has been paid as of December 31, 2005 and such amount has been included in the prepayment for land use rights.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. For the years ended December 31, 2003, 2004 and 2005, an aggregate of $18,000 had been repaid.

11. NOTES AND ACCOUNTS PAYABLE

The following is an aging analysis of notes and accounts payable at the respective balance sheet dates:

	December 31,		
	2003	2004	2005
	(In Thousands)		
0 to 30 days	$5,843	$3,575	$5,747
31 to 60 days	79	—	1
61 to 90 days	111	—	—
91 to 120 days	76	2	—
Over 120 days	225	58	12
	$6,334	$3,635	$5,760

12 ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,		
	2003	2004	2005
	(In Thousands)		
Salaries, bonus and benefits	$1,827	$2,150	$ 3,424
Legal and audit fees	1,180	1,917	3,916
Payable for acquisition of equipment	—	—	1,183
Withholding tax payable	—	168	223
Value-added tax payable	—	90	209
Commissions	239	126	145
Other accrued expenses	1,690	2,190	2,324
Hong Kong Stock Exchange listing expenses	—	—	1,970
	$4,936	$6,641	$13,394

13 INCOME TAX

Income before income taxes consisted of:

	Years Ended December 31,		
	2003	2004	2005
	(In Thousands)		
Cayman Islands	$12,159	$15,496	$6,226
Foreign	2,868	60	2,955
	$15,027	$15,556	$9,181

Income tax expense consisted of:

	Years Ended December 31,		
	2003	2004	2005
	(In Thousands)		
Current	$1,440	$1,540	$ 507
Deferred	386	(68)	527
Income tax expense	$1,826	$1,472	$1,034

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

	Years Ended December 31,		
	2003	2004	2005
Cayman statutory rate	0%	0%	0%
Foreign in excess of statutory rate	10.72%	7.09%	15.69%
Research and development credits	(4.39)%	(6.08)%	(9.56)%
Adjustments to prior years' taxes	0.09%	3.49%	(9.11)%
Chang in valuation allowance	2.55%	4.59%	9.74%
Others	3.18%	0.37%	4.50%
Effective tax rate	12.15%	9.46%	11.26%

The deferred income tax assets and liabilities as of December 31, 2003, 2004 and 2005 consisted of the following:

	December 31,		
	2003	2004	2005
	(In Thousands)		
Deferred income tax assets			
Research and development credits	$ 3,409	$ 4,443	$ 5,189
Net operating loss carryforwards	390	254	46
Accrued vacation	118	117	30
Depreciation and amortization	104	7	238
Others	165	149	121
	4,186	4,970	5,624
Valuation allowance	(3,909)	(4,681)	(5,552)
Total net deferred income tax assets	277	289	72
Deferred income tax liabilities			
Withholding tax liabilities	359	413	647
Unrealized foreign exchange	9	(64)	—
Unrealized capital allowance	76	39	51
Total deferred income tax liabilities	444	388	698

The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $469,000, $772,000 and $871,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2005, O2Micro, Inc. had U.S. state net operating loss carryforwards of approximately $583,000, and federal and state research and development credit carryforwards of approximately $3,115,000, and $3,143,000, respectively. The state net operating loss carryforwards will expire in 2014 through 2015 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2025 if not utilized, while the state research and development credits will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California's tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

The Company reversed $375,000 of income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

On May 24, 2004, O2Micro — Taiwan applied to the Taiwan Customs Authority for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on the Company's tax return for the years ended December 31, 2003 and 2004. However, rectification of Customs' records usually cannot extend beyond the latest six month period reported. If the Company's rectification application for the period beyond the latest six months had been rejected, the understated cost of the imported goods reported to the Customs officials would have been deemed to be the actual cost and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. The Company determined the maximum impact on income tax would be $1,680,000 (NT$52,000,000) for O2Micro — Taiwan. Accordingly, the Company estimated the probable outcome and accrued $658,000 (NT$22,000,000) at December 31, 2004. Subsequently, the Company has obtained confirmation from Taiwan's Ministry of Finance that it will accept rectification of the value of the imported goods prior to the latest six month period and the Company had applied for and completed the rectification to Taiwan's Customs Authority as of June 30, 2005. The accrual of $658,000 was reversed at June 30, 2005.

14 NET INCOME

	Year ended December 31,		
	2003	2004	2005
	(In Thousands)		
Net income is arrived at after charging (crediting):			
Staff cost excluding directors' emoluments	16,800	19,508	24,388
Auditors' remuneration	274	312	665
Depreciation and amortization	2,623	2,692	3,684
Amortization of stock options granted for services	335	386	264
Gain on sale of long-term investments	—	(340)	—
Loss (gain) on sale of short-term investments	5	—	(10)
Loss on sale of property and equipment	68	3	18

15 DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors

Details of emoluments paid by the Company to the directors of the Company during the three years periods ended December 31, 2005 are as follows:

	Year ended December 31,		
	2003	2004	2005
	(In Thousands)		
Fees	89	113	139
Salaries and other benefits	460	495	487
Total emoluments	549	608	626

	Year ended December 31,		
	2003	2004	2005
	Number of directors	Number of directors	Number of directors
The emoluments of the directors were within the following bands:			
Nil to HK$1,000,000	6	5	6
HK$1,000,001 to HK$1,500,000	2	2	2

(b) Five highest paid individuals' emoluments

Total emoluments payable to these five individuals are as follows:

	Year ended December 31,		
	2003	2004	2005
	(In Thousands)		
Salaries and other benefits	757	738	800
Bonus	629	883	796
Total emoluments	1,386	1,621	1,596

None of the directors was the five highest paid individuals of the Company.

	Year ended December 31,		
	2003	2004	2005
	Number of individuals	Number of individuals	Number of individuals
Their emoluments were within the following bands:			
HK$1,000,001 to HK$1,500,000	3	3	—
HK$1,500,001 to HK$2,000,000	1	—	4
HK$2,000,001 to HK$2,500,000	—	1	—
HK$4,500,001 to HK$5,000,000	1	—	—
HK$5,500,001 to HK$6,000,000	—	—	1
HK$6,000,001 to HK$6,500,000	—	1	—

During the three years ended December 31, 2005, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as a compensation for loss of office as a director of any member of the Company or in connection with the management of the affairs of any members of the Company. None of the directors waived any emoluments during the three years ended December 31, 2005.

16 EMPLOYEE BENEFIT PLANS

Savings plan

The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to the U.S. Internal Revenue Service statutory limits amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

1999 employee stock purchase plan ("1999 Purchase Plan")

In 1999, the Company's Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months' duration commencing each February 1, May 1, August 1 and November 1. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company's ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time, however, all of the employee's payroll deductions previously credited to the employee's account will be applied to the exercise of the employee's option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2003, 2004 and 2005, 5,486,750, 5,923,950 and 6,389,200 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2005, 22,832,000 shares were available for issuance.

Stock option plans

In 1997, the Company's Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the "Plans"). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options ("ISO") within the meaning of Section 422 of the U.S. Internal Revenue Code, or nonstatutory stock options ("NSO"). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees, directors and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options may be exercised following the termination of a grantee's continuous service only to the extent provided in the award agreement. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, the Board of Directors reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant is 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2005, the number of options outstanding and exercisable were 21,408,700 and 21,408,700, respectively, under the 1997 Stock Plan, and 289,075,650 and 203,810,500 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company's stock option activity and related information is as follows:

	Available for Grant	Number of Outstanding Options	Weighted Average Exercise Price
Balance, January 1, 2003	$91,593,650	$202,208,500	
Additional shares authorized	75,000,000	—	
Granted	(45,665,000)	45,665,000	$0.2776
Exercised	—	(43,199,350)	$0.1304
Canceled	8,681,150	(8,681,150)	$0.2610
Balance, December 31, 2003	129,609,800	195,993,000	
Additional shares authorized	50,000,000	—	
Granted	(45,202,500)	45,202,500	$0.2708
Exercised	—	(7,808,350)	$0.1630
Canceled	9,732,100	(9,732,100)	$0.2804
Balance, December 31, 2004	144,139,400	223,655,050	
Granted	(104,990,000)	104,990,000	$0.2178
Exercised	—	(7,422,050)	$0.1596
Canceled	10,738,650	(10,738,650)	$0.2642
Balance, December 31, 2005	49,888,050	310,484,350	

The following table summarizes information about the stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.0006-$0.0017	2,943,750	1.40	$0.0008	2,943,750	$0.0008
$0.0036-$0.0050	50,000	2.83	$0.0050	50,000	$0.0050
$0.0100	2,316,650	3.19	$0.0100	2,316,650	$0.0100
$0.0790-$0.1175	10,411,800	4.29	$0.0968	10,411,800	$0.0968
$0.1300-$0.1948	53,907,100	6.21	$0.1718	43,878,950	$0.1711
$0.2013-$0.2994	182,514,350	8.50	$0.2315	120,325,400	$0.2250
$0.3076-$0.4836	58,340,700	7.40	$0.3572	45,292,650	$0.3656
	310,484,350	7.64	$0.2364	225,219,200	$0.2317

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants was based on the market price of ordinary shares on the day of grant.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions in calculating the fair value of the options granted:

	Stock Options		
	Years Ended December 31,		
	2003	2004	2005
Risk-free interest rate	3.34%	3.54%	4.06%
Expected life	5-9 years	5-7 years	5-7 years
Volatility	70%	65%	65%
Dividend	—	—	—

	Employee Stock Purchase Plan		
	Years Ended December 31,		
	2003	2004	2005
Risk-free interest rate	1.58%-1.80%	—	2.20%-3.96%
Expected life	0.51-1.53 years	—	0.26-0.51 years
Volatility	65%	—	38% to 78%
Dividend	—	—	—

Expected life of stock options is estimated to be one year after vesting.

The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2003, 2004 and 2005 were $0.1528, $0.1726, and $0.1338, respectively. The weighted average fair values under SFAS No. 123 for the purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2003 and 2005 were 0.1080 and $0.0675, respectively. There were no purchase right granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2004.

Ordinary shares reserved

As of December 31, 2005, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	310,484,350
Shares reserved for future stock option grants	49,888,050
Shares reserved for employee stock purchase plan	22,832,000
	383,204,400

17 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31,		
	2003	2004	2005
Net income (in thousands)	$ 13,201	$ 14,084	$ 8,147
Weighted average shares outstanding (in thousands) — basic	1,918,700	1,957,800	1,961,168
Effect of dilutive securities:			
Options (in thousands)	68,100	47,300	36,291
Weighted average shares outstanding (in thousands) — diluted	1,986,800	2,005,100	1,997,459
Earnings per share — basic	$ 0.0069	$ 0.0072	$ 0.0042
Earnings per share — diluted	$ 0.0066	$ 0.0070	$ 0.0041

Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 45,832,300 shares at $0.3076 to $0.4836 as of December 31, 2003; 61,351,850 shares at $0.2994 to $0.4836 as of December 31, 2004; and 128,293,200 shares at $0.2538 to $0.4386 as of December 31, 2005.

18 COMMITMENTS

(a) Lease commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through June 2008. The Company's office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2005, minimum lease payments under all noncancelable leases were as follows:

Year	Operating Leases
	(In Thousands)
2006	$1,009
2007	204
2008	121
Total minimum lease payments	$1,334

(b) Capital commitment

As described in note 10, the land use right purchase commitment was $486,000 as of December 31, 2005.

19 CONTINGENCIES

The Company is involved in a variety of litigation matters involving intellectual property. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. In January 2003, the Shilin District Court in Taiwan issued a preliminary injunction prohibiting Monolithic Power Systems, Inc., or MPS, from designing, manufacturing, selling, importing or displaying certain of its products which infringe on the Company's Taiwan patents. MPS filed counterclaims for unfair competition and impairment of business reputation. The Company's litigation with MPS is ongoing. MPS has also filed a petition with the Taiwan Fair Trade Commission, or the FTC, claiming that the Company has violated the Taiwan Fair Trade Law. The Company has filed a response to this claim with the FTC, but no further action has been taken by the FTC to date.

In February 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd., or BiTEK, from making, selling, using, or importing for the purposes of making, selling and using, its BIT3105, BIT3105-P and BIT3106 "high efficiency ZVS CCFL controller" related products. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting BiTEK from designing, making, selling, displaying and importing and all other disposing acts related to its products, including, without limitation, BIT3107.

In September 2003, December 2003, February 2004, May 2004, June 2004 and March 2005, the Company was also granted similar preliminary injunctions or provisional attachments against Clevo Computer Company, Asustek Computer Inc., Silicon Motion, Inc., Micro-Star International Co. Ltd and Silicon Motion Inc., Samsung Electronics Co., Ltd and Taiwan Sumida Electronics, Inc., respectively, in the Company's patent infringement actions against these companies in Taiwan. As of December 31, 2005, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those and other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit with the court.

The Company has been in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company's products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted the Company's motion for summary judgment that MPS lacked evidence of damages. Trial on MPS' claim commenced in June 2005 and, in July 2005, the Company received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by the Company. In November 2005, the court entered judgment in the Company's favour on MPS' patent claims. The verdict is subject to further post-trial motions with the court to challenge the verdict and possible subsequent appeal by MPS. If MPS is able to overturn the summary judgment and/or jury verdict, then it may attempt to seek injunctive relief and legal costs.

In addition, the Company has filed patent infringement actions in the U.S. District Court in the Eastern District of Texas, the U.S. District Court in the Northern District of California and the Taiwan District Courts against various defendants. In response, several defendants have counterclaimed for antitrust violations, interference, unfair competition and trade secrets misappropriation.

While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of December 31, 2005, no provision for any litigation has been provided.

20 FINANCIAL INSTRUMENTS

Information on the Company's financial instruments is as follows:

	December 31,					
	2003		2004		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying amount	Fair Value
			(In Thousands)			
Assets						
Cash and cash equivalents	$66,489	$66,489	$56,320	$56,320	$46,375	$46,375
Restricted cash	1,892	1,892	1,887	1,887	5,605	5,605
Short-term investments	53,923	53,923	63,768	63,768	55,653	55,653
Long-term investment in CSMC	—	—	4,283	4,283	3,580	3,580
Restricted assets	10,044	10,796	13,873	13,577	14,492	14,416
Liabilities						
Obligations under capital lease	1	1	—	—	—	—

The carrying amounts of cash and cash equivalents, restricted cash and obligations under capital lease reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and the long-term investment in CSMC are based on quoted market prices.

Fair values of restricted assets made in the form of Taiwan government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments except for the investment in CSMC are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

21 SEGMENT INFORMATION

The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company's semiconductor products are produced with digital, analog, and mixed-signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

	Years Ended December 31,		
	2003	2004	2005
	(In Thousands)		
People's Republic of China	$23,024	$55,930	$ 60,889
Korea	9,353	10,345	22,957
Taiwan	41,819	18,898	14,891
Japan	9,177	6,092	6,323
Other	5,226	931	492
	$88,599	$92,196	$105,552

For the year ended December 31, 2003, one customer accounted for 13.5% of net sales and the same customer accounted for 17.5% of net sales for the year ended December 31, 2004. For the year ended December 31, 2005, no customers accounted for 10% or more of net sales.

Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year/period, and were as follows:

	December 31,		
	2003	2004	2005
	(In Thousands)		
Taiwan	$2,354	$ 2,772	$ 7,795
U.S.A.	1,251	6,551	6,804
Singapore	633	327	274
People's Republic of China	415	757	8,244
Others	227	351	202
	$4,880	$10,758	$23,319

B. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES AND HONG KONG FINANCIAL REPORTING STANDARDS

I. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), which differ in certain significant respects from Hong Kong Financial Reporting Standards ("HKFRS").

(a) Stock Based Compensation

Under US GAAP the Company can account for stock-based compensation issued to employees using one of the two following methods.

(i) Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

(ii) Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options. The fair value of the stock options is presented for disclosure purpose (see Note 2).

There has been no HKFRS covering the recognition and measurement of these transactions prior to issue of HKFRS 2 "Share-based payments" which became effective on January 1, 2005. HKFRS 2 requires recognition of the fair value of shares and options awarded to employees over the period to which the employee's services relate. Under HKFRS 2, an entity is required to measure the employee services received by reference to the fair value of the equity instruments at the grant date.

Had the Company prepared the financial statements under HKFRS, the Company would have adopted the fair value based method in accounting for stock options and details of the corresponding effect on the net income are set out in Part II(a) below.

(b) Inventory valuation

Inventories are carried at cost under both US GAAP and HKFRS. However, if there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as "market value".

Under US GAAP, a write-down of inventories to the lower of cost or market value at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Market value under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under HKFRS, a write-down of inventories to the lower of cost or market value at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market value under HKFRS is net realizable value.

No significant GAAP difference in respect of the accounting for inventory valuation is noted for the three years ended December 31, 2005.

(c) Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and HKFRS.

Under HKFRS, deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. "More likely than not" is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred taxation, HKFRS requires recognition of the effects of a change in tax laws or rates when the change is "substantively enacted". US GAAP requires measurement using local tax laws and rates enacted at the balance sheet date.

Under HKFRS, deferred tax assets and liabilities are always classified as non-current items. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference in respect of the accounting for deferred income taxes is noted for the three years ended December 31, 2005 except for the classification of the balance sheet items as set out in Part II(b) below.

(d) Impairment of asset

HKFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the assets. Recoverable amount is the higher of an asset's net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, an entity reviews for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the assets. Subsequent reversal of the loss is prohibited.

No significant GAAP difference in respect of the accounting for impairment of asset is noted for the three years ended December 31, 2005.

(e) Research and development costs

HKFRS requires classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

- those incurred on behalf of other parties under contractual arrangements;
- those that are unique for enterprises in the extractive industries;
- certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and
- certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant GAAP difference in respect of the accounting for research and development costs is noted for the three years ended December 31, 2005.

(f) Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and HKFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under HKFRS, interest received and paid may be classified as an operating, investing, or financing activity.

(g) Other comprehensive income

Comprehensive income is net income plus gains and losses that are recognized directly in equity rather than in net income.

Under HKFRS, there is no specific guidance on the presentation of other comprehensive income. Items of gain and loss that are not recognized in the income statements (such as foreign exchange translation gain or loss) are recognized in reserves separate from retained earnings and are disclosed in the statement of changes in equity.

US GAAP requires disclosure of total comprehensive income and accumulated other comprehensive income, either as a separate primary statement or combined with income statement, or with statement of changes in stockholders' equity.

(h) Segment reporting

Under HKFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise's business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting policies used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

The segment information prepared under HKFRS is presented below in Part II (d).

II. (a) The adjustments necessary to restate net income attributable to holders of ordinary shares and stockholders' equity in accordance with HKFRS are summarized as follows:

	Years Ended December 31,		
	2003	2004	2005
	(In Thousands)		
Net income attributable to holders of ordinary shares as reported under US GAAP	$13,201	$14,084	$ 8,147
HKFRS adjustments:			
Stock-based compensation costs under HKFRS2 including tax expenses of $0 for the year ended December 31, 2003, 2004 and 2005, respectively (note)	(8,061)	(6,940)	(15,862)
Net income (loss) attributable to holders of ordinary shares under HKFRS	5,140	7,144	(7,715)
Net income (loss) per share under HKFRS			
— basic	$0.0027	$0.0036	(0.0039)
— diluted	$0.0026	$0.0036	N/A

Note: For the purpose of this report, the stock-based compensation costs under HKFRS 2 for each of the Relevant Periods are determined based on the assumption that the Company would have adopted the fair value based method in accounting for stock options granted prior to and during the Relevant Periods without adoption of the transitional provision allowed under HKFRS 2.

(b) Under HKFRS, the Group's consolidated total assets and liabilities at December 31, 2003, 2004 and 2005 are as follows:

	December 31,		
	2003	2004	2005
	(In Thousands)		
Non-current assets			
Long term investments	7,865	11,781	16,898
Land, property and equipment, net	4,880	10,758	23,319
Restricted assets	10,044	13,873	14,492
Deferred tax assets	277	289	72
Other assets	1,428	1,656	3,183
	24,494	38,357	57,964
Current assets	144,799	146,839	141,691
Total assets	169,293	185,196	199,655
Current liabilities	14,122	14,027	23,061
Total assets less current liabilities	155,171	171,169	176,594
Non-current liability			
Deferred tax liabilities	444	388	698
Net assets	154,727	170,781	175,896
Net current assets	130,677	132,812	118,630

Except for the reclassification of deferred tax assets and liabilities as non-current items, there are no other adjustments and reclassification made to the Group's consolidated balance sheets prepared under US GAAP for conversion into HKFRS.

(c) Reconciliation of shareholders' equity as at December 31, 2003, 2004 and 2005 is as follows:

	US GAAP	Stock based compensation expense recognized under US GAAP	Stock based compensation costs recognized under HKFRS 2	HKFRS
	US$'000	US$'000 Note 1	US$'000 Note 2	US$'000
At December 31, 2003				
Shareholders' equity:-				
Ordinary shares	39			39
Additional paid-in capital	137,076	(2,928)	24,727	158,875
Accumulated other comprehensive loss (gain):				
— unrealized investment gain reserve	149			149
— translation reserve	(670)			(670)
Retained earnings (deficit)	18,133	2,928	(24,727)	(3,666)
	154,727			154,727
At December 31, 2004				
Shareholders' equity:-				
Ordinary shares	39			39
Treasury stock	—			—
Additional paid-in capital	139,581	(2,928)	31,667	168,320
Accumulated other comprehensive loss:				
— Unrealised investment gain (loss) reserve	(154)			(154)
— Translation reserve	44			44
Retained earnings	31,271	2,928	(31,667)	2,532
	170,781			170,781
At December 31, 2005				
Shareholders' equity:-				
Ordinary shares	39			39
Treasury Stock	(3,296)			(3,296)
Additional paid-in capital	141,532	(2,928)	47,529	186,133
Accumulated other comprehensive loss:				
— unrealized investment loss reserve	(924)			(924)
— translation reserve	(194)			(194)
Retained earnings (deficit)	38,739	2,928	(47,529)	(5,862)
	175,896			175,896

Notes:

1. Included in this reconciliation item was the cumulative stock based compensation expense recognized under US GAAP for the periods prior to year 2003 amounted to approximately $2,928,000.
2. Included in this reconciliation item was the cumulative stock based compensation costs recognized under HKFRS2 for the periods prior to year 2003 amounted to approximately $16,666,000.

(d) Segment information presented under HKFRS for the three years ended December 31, 2005:

The Group has only one business segment which designs, develops and markets high performance semiconductors for power management and security applications.

An analysis by geographical segment, as determined by the customer's ship-to-location is as follows:

	Year ended December 31,		
	2003	2004	2005
	(In Thousands)		
Turnover:			
Taiwan	$ 41,819	$ 18,898	$ 14,891
PRC	23,024	55,930	60,889
Japan	9,177	6,092	6,323
Korea	9,353	10,345	22,957
Others	5,226	931	492
	$ 88,599	$ 92,196	$105,552
Segment results:			
Taiwan	$ 24,189	$ 9,428	$ 7,738
PRC	12,895	33,386	38,426
Japan	4,960	4,144	3,434
Korea	6,449	7,163	14,865
Others	1,792	672	348
	$ 50,285	$ 54,793	$ 64,811
Research and development	(19,219)	(20,260)	(25,421)
Selling-general and administrative	(13,522)	(16,348)	(20,279)
Patent litigation	(3,954)	(5,334)	(10,174)
Stock-based compensation	(8,061)	(6,940)	(15,862)
Income (loss) from operations	5,529	5,911	(6,925)
Non-operating income, net	1,437	2,705	244
Income (loss) before income tax	6,966	8,616	(6,681)
Income tax expense	(1,826)	(1,472)	(1,034)
Net income (loss)	5,140	7,144	(7,715)

C. DIRECTORS' REMUNERATION

Except as disclosed in this report, no remuneration has been paid or is payable in respect of the Relevant Periods by the Company or any of its subsidiaries to the Company's directors.

D. DISTRIBUTABLE RESERVES

In the opinion of the directors of the Company, the Company did not have any distributable profits as at December 31, 2005. However, the directors have not made any determination as to whether any of the share premium account of the Company may be distributable for the purposes of Cayman Islands law.

E. SUBSEQUENT EVENT

There is no significant event which has occurred to any business or group company since December 31, 2005.

F. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of any of the companies in the Group have been prepared in respect of any period subsequent to December 31, 2005.

Yours faithfully,

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The following is the text of a letter, summary of valuations and valuation certificate issued by DTZ Debenham Tie Leung Limited, an independent property valuer, prepared for the purpose of incorporation in this document in connection with its valuations of the properties held by the Group as at December 31, 2005.

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers
National Grade A Real Estate Valuation Company in China
National Land Valuation Company in China

10/F Jardine House,
1 Connaught Place,
Central, Hong Kong

February 27, 2006

The Directors
O2Micro International Limited
Grand Pavilion Commercial Centre
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

Dear Sirs,

In accordance with your instructions for us to value the properties held by O2Micro International Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") in the United States of America (the "U.S."), the People's Republic of China (the "PRC"), Taiwan, Singapore, Japan, Korea, the Cayman Islands and Romania as listed in the attached summary of valuations, we confirm that we have carried out inspections, made relevant searches and enquiries and obtained such further information as we consider necessary for the purpose of providing the Company with our opinion of the market values of such properties as at December 31, 2005 (the "date of valuation").

Our valuation of each property represents its market value which in accordance with the Valuation Standards (First Edition 2005) on Properties of the Hong Kong Institute of Surveyors is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation of each property excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances restrictions and outgoings of any onerous nature which could affect their values.

In valuing the property in Group I which is owned by the Group in the U.S. and the properties in Group II which are owned by the Group in the PRC, we have valued each of them by the Direct Comparison Approach assuming sale of the property in its existing state with the benefit of vacant possession and by making reference to comparable sale evidences as available in the relevant market.

The properties in Groups III, IV, V, VI, VII, VIII and IX which are leased or contracted to be leased to the Group in Taiwan, Singapore, the PRC, Japan, Korea, the Cayman Islands and Romania respectively, have no commercial value due to prohibition of assignment or sub-letting or lack of substantial profit rents.

In valuing the properties, we have complied with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We have been provided with copies of extract of documents in relation to the title to the owned properties and copies of tenancy agreements in relation to the leased properties. However, we have not searched the original documents to ascertain ownership or to verify any amendments which may not appear on the copies handed to us but have relied upon the information given to us by the Group in the respect of the Group's interest in the properties. In the course of our valuation, we have relied to a very considerable extent on the information given to us by the Group and other related parties and have accepted advice given to us on such matters as planning approvals or statutory notice, easements, tenure, identification of properties, completion dates of buildings, particulars of occupancy, site and floor areas, site and floor plans and all other relevant matters.

Regarding the properties in the PRC, we have also relied on the legal opinion of the Group's PRC legal adviser, Zhong Lun Law Firm.

Dimensions, measurements and areas included in the attached valuation certificates are based on information provided to us and are therefore only approximations. We have not been able to carry out on-site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the copies of the documents handed to us are correct. We have had no reasons to doubt the truth and accuracy of the information provided to us by you which is material to the valuations. We were also advised by the Group that no material facts have been omitted from the information provided. No on-site measurement has been taken.

In the course of our valuation of the properties in the PRC, we have assumed that transferable land use rights in respect of the properties for respective specific terms at nominal annual land use fee have been granted and that any premium payable has already been fully paid. We have assumed that the grantees or the users of the properties have free and uninterrupted rights to use or to assign the properties for the whole of the respective unexpired terms as granted. We have relied on the advice given by the Group and the Group's legal adviser regarding the title to each of the properties.

We have inspected the exterior and, wherever possible, the interior of each of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not been, however, able to report whether the properties are free of rot, infestation or other structural defects. No test was carried out on any of the services.

Unless otherwise stated, all sums stated in our valuations are in Hong Kong dollars. The exchange rates adopted in our valuations are approximately HK$7.8=US$1 and HK$1=RMB1.04 which were approximately the prevailing exchange rates as at the date of valuation. There have been no significant fluctuations in exchange rates between that date and the date of this letter.

We enclose herewith a summary of valuations and our valuation certificates.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
K. B. Wong
Registered Professional Surveyor (General Practice Division)
China Real Estate Appraiser
M.H.K.I.S., M.R.I.C.S.
Director

Note: Mr. K. B. Wong is a Registered Professional Surveyor who has over 15 years of experience in the valuation of properties in the PRC and over 2 years of experience in Taiwan, Singapore, Japan, Korea, Romania, the Americas and Europe.

SUMMARY OF VALUATIONS

Property		Capital value in existing state as at December 31, 2005 HK$
Group I – Property owned by the Group in the U.S.		
1. 3100-3118 Patrick Henry Drive, Santa Clara, CA95054, The U.S.		37,050,000
	Sub-total :	37,050,000
Group II – Properties owned by the Group in the PRC		
2. Unit 1402, Zhangjiang Center, No. 289 Chunxiao Road, Pudong, Shanghai, The People's Republic of China		20,350,000
3. Units 202 and 302, Zhangjiang Center, No. 289 Chunxiao Road, Pudong, Shanghai, The People's Republic of China		38,580,000
	Sub-total :	58,930,000
Group III – Properties leased or contracted to be leased to the Group in Taiwan		
4. Unit 3 on 10th Level and Car Park No. 6 on Basement 2, No. 9, Section 2, Roosevelt Road, Taipei, Taiwan		No commercial value
5. 7th Level, Sihua Building, No. 150 Dunhua North Road, Taipei, Taiwan		No commercial value
6. 4th Level, Sihua Building, No. 150 Dunhua North Road, Taipei, Taiwan		No commercial value

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at December 31, 2005 HK$
7.	Portion on 3rd Level, Sihua Building, No. 150 Dunhua North Road, Taipei, Taiwan	No commercial value
8.	3rd Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	No commercial value
9.	5th Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	No commercial value
10.	6th Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	No commercial value
11.	8th Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	No commercial value
12.	Units 1 to 12 on 11th Level, Mingchi Building, No. 54, Section 4, Minsheng East Road, Songshan District, Taipei, Taiwan	No commercial value
	Sub-total :	No commercial value

SUMMARY OF VALUATIONS

Property	Capital value in existing state as at December 31, 2005 HK$
Group IV – Property leased to the Group in Singapore	
13. Units #05-13/14, Keppel Digihub, 25 Serangoon North Avenue 5, Singapore 554914	No commercial value
Sub-total :	No commercial value
Group V – Properties leased to the Group in the PRC	
14. 17th Floor, Section B, Guoxing Building, No. 22 Shouti Nan Lu, Haidian District, Beijing, The People's Republic of China	No commercial value
15. 8B, Block E, Guoxing Building, No. 16 Shouti Nan Lu, Haidian District, Beijing, The People's Republic of China	No commercial value
16. Rooms 804-7, Huale Business Center, No. 716 Luoyu Road, Hongshan District, Wuhan, Hubei Province, The People's Republic of China	No commercial value
17. Room 802, Huale Business Center, No. 716 Luoyu Road, Hongshan District, Wuhan, Hubei Province, The People's Republic of China	No commercial value
18. Room 808, Huale Business Center, No. 716 Luoyu Road, Hongshan District, Wuhan, Hubei Province, The People's Republic of China	No commercial value
19. Unit 301, Section B, Chuangxin Centre, No. 5 Gaopeng Road, South High-Tech Development Zone, Chengdu, Sichuan Province, The People's Republic of China	No commercial value

SUMMARY OF VALUATIONS

Property		Capital value in existing state as at December 31, 2005
		HK$
20. Unit 300, 3rd Floor, Chuangxin Centre, No. 5 Gaopeng Road, South High-Tech Development Zone, Chengdu, Sichuan Province, The People's Republic of China		No commercial value
21. Unit 302, Section B, Chuangxin Centre, No. 5 Gaopeng Road, South High-Tech Development Zone, Chengdu, Sichuan Province, The People's Republic of China		No commercial value
22. 17A, Ben Yuan Building, No. 6015 Shennan Avenue, Shenzhen, Guangdong Province, The People's Republic of China		No commercial value
	Sub-total :	No commercial value
Group VI – Property leased to the Group in Japan		
23. 10th Floor, Block B, Shinjuku Sumitomo Building, Nishi-Shinjuku 2-6-1, Shinjuku-Ku, Tokyo, Japan		No commercial value
	Sub-total :	No commercial value
Group VII – Property leased to the Group in Korea		
24. 1102 Greenvill Officetel, 1601-2 Seocho-dong, Seocho-gu, Seoul, Korea		No commercial value
	Sub-total :	No commercial value
Group VIII – Property leased to the Group in the Cayman Islands		
25. Portion on Ground Floor, Grand Pavilion Building, West Bay Road, Parcel Number 190, Block 12C, Grand Cayman, Cayman Islands		No commercial value
	Sub-total :	No commercial value

Property	Capital value in existing state as at December 31, 2005
	HK$
Group IX – Properties leased to the Group in Romania	
26. Sector 5, Ap. 3, Ground Floor, Elisabeta Bd., Bucharest, Romania	No commercial value
27. Sector 5, Ap. 4, Ground Floor, Elisabeta Bd., Bucharest, Romania	No commercial value
Sub-total :	No commercial value
Grand total :	95,980,000

VALUATION CERTIFICATE

Group I – Property owned by the Group in the U.S.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at December 31, 2005
1.	3100-3118 Patrick Henry Drive, Santa Clara, CA95054, The U.S.	The property comprises a single-storey office/ R&D building tower which is erected upon a site of approximately 10,157.56 sq.m. (109,336 sq.ft.). The subject building was completed around 1980. The property has a total gross floor area of approximately 3,454.11 sq.m. (37,180 sq.ft.). The property is held under freehold ownership.	Part of the property is currently occupied by the Group mainly as an office. The remainder of the property is currently under decoration. Upon completion of decoration, the property is intended to be used as office for operations, design and marketing.	HK$37,050,000 (US$4,750,000)

Note: The registered owner of the property is International Asset Holding Company, a wholly-owned subsidiary of the Company.

VALUATION CERTIFICATE

Group II – Properties owned by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at December 31, 2005
2.	Unit 1402, Zhangjiang Center, No. 289 Chunxiao Road, Pudong New Area, Shanghai, The People's Republic of China	The property comprises a unit on the 14th floor of an 18-storey building completed in December 2005. The property has a gross floor area of approximately 954.05 sq.m. (10,269 sq.ft.). The property is granted for a land use term of 50 years from October 18, 2005 to June 22, 2055.	The property is currently vacant and will be occupied by the Group as office.	HK$20,350,000

Notes :-

(1) According to Realty Title Certificate No. (2006) 001419, the title to the property, comprising a gross floor area of 954.05 sq.m. is vested in International Asset Holding Company.

(2) According to Commodity Housing Presale Contract No. 200500384427 dated March 31, 2005 and the Supplement Letter dated August 17, 2005, International Asset Holding Company, a wholly-owned subsidiary of the Company, purchased the property, with a gross floor area of 954.05 sq.m. at a consideration of RMB18,890,190.

(3) According to the PRC legal opinion:-
International Asset Holding Company has the legal and valid ownership title to the real property and its relevant land use right that are the subject matter of the relevant Real Estate Certificate, and is entitled to occupy, use, lease and dispose of such real properties. The real properties and relevant land use rights are not subject to any mortgage, foreclosure or court's attachments or seizure.

(4) The status of the title and grant of major approvals and licences in accordance with the information provided by the Group and the PRC legal opinion is as follows:-

Realty Title Certificate	Yes
Commodity Housing Presale Contract	Yes

(5) Our Sales Department was the sales agent of the property, however, our valuation has been prepared on an impartial basis without bias to any party concerned.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at December 31, 2005
3.	Units 202 and 302, Zhangjiang Center, No. 289 Chunxiao Road, Pudong, Shanghai, The People's Republic of China	The property comprises 2 units on the 2nd and 3rd floors of an 18-storey building completed in 2005. The property has a total gross floor area of approximately 1,874.66 sq.m. (20,179 sq.ft.). The property is granted for a land use term of 50 years from October 18, 2005 to June 22, 2055.	The property is currently leased to O2Micro (China) Co., Ltd. (formerly known as O2Micro (Shanghai) Co., Ltd.), a wholly-owned subsidiary of the Group, for a term of 3 years from September 25, 2005 to September 24, 2008 at a monthly rent of RMB179,967 as office for operations and design.	HK$38,580,000

Notes :-

(1) According to Realty Title Certificate Nos. (2006) 001418 and (2006) 001417, the title to the property, comprising a total gross floor area of 1,874.66 sq.m. is vested in International Asset Holding Company.

(2) According to 2 Commodity Housing Pre-sale Contracts and the Supplement Letter dated August 17, 2005, International Asset Holding Company, a wholly-owned subsidiary of the Company, purchased the property with details as follows:-

Contract No.	Unit	Gross Floor Area sq.m.	Consideration RMB
200500410717	202	841.50	17,671,500
200500410904	302	1,033.16	21,696,360
		1,874.66	39,367,860

(3) According to the PRC legal opinion:-
International Asset Holding Company has the legal and valid ownership title to the real property and its relevant land use right that are the subject matter of the relevant Real Estate Certificate, and is entitled to occupy, use, lease and dispose of such real properties. The real properties and relevant land use rights are not subject to any mortgage, foreclosure or court's attachments or seizure.

(4) The status of the title and grant of major approvals and licences in accordance with the information provided by the Group and the PRC legal opinion is as follows:-

Realty Title Certificate	Yes
Commodity Housing Pre-sale Contract	Yes

(5) Our Sales Department was the sales agent of the property, however, our valuation has been prepared on an impartial basis without bias to any party concerned.

VALUATION CERTIFICATE

Group III – Properties leased or contracted to be leased to the Group in Taiwan

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
4.	Unit 3 on 10th Level and Car Park No. 6 on Basement 2, No. 9, Section 2, Roosevelt Road, Taipei, Taiwan	The property comprises an office unit on the 10th level and a car parking space on basement 2 of a 15-storey (including 2 basements) commercial building completed in about 1990. The property has an area of approximately 218.71 sq.m. (2,354 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses and for parking purpose. The property is currently leased to O2Micro Electronics Inc., a wholly-owned subsidiary of the Company, for a term of 2 years from February 1, 2004 to January 31, 2006 at monthly rents of NT$100,000 for the first year and NT$103,000 for the second year. The tenancy has been extended for a further term of 1 month from February 1, 2006 to February 28, 2006 at the same rent.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
5.	7th Level, Sihua Building, No. 150 Dunhua North Road, Taipei, Taiwan	The property comprises an office unit on the 7th level of a 14-storey (including 2 basements) commercial building completed in about 1984. The property has an area of approximately 783.47 sq.m. (8,433 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses. The property is currently leased to O2Micro Electronics Inc., a wholly-owned subsidiary of the Company, for a term of 2 years from July 1, 2004 to June 30, 2006 at a monthly rent of NT$426,600.	No commercial value
6.	4th Level, Sihua Building, No. 150 Dunhua North Road, Taipei, Taiwan	The property comprises an office unit on the 4th level of a 14-storey (including 2 basements) commercial building completed in about 1984. The property has an area of approximately 780.17 sq.m. (8,398 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses. The property is currently leased to O2Micro Electronics Inc., a wholly- owned subsidiary of the Company, for a term of 2 years from July 1, 2004 to June 30, 2006 at a monthly rent of NT$424,800.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
7.	Portion on 3rd Level, Sihua Building, No. 150 Dunhua North Road, Taipei, Taiwan	The property comprises an office unit on the 3rd level of a 14-storey (including 2 basements) commercial building completed in about 1984. The property has an area of approximately 271.07 sq.m. (2,918 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses. The property is currently leased to O2Micro Electronics Inc., a wholly-owned subsidiary of the Company, for a term of 2 years from July 1, 2004 to June 30, 2006 at a monthly rent of NT$147,600.	No commercial value
8.	3rd Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	The property comprises an office unit on the 3rd level of an 11-storey (including 2 basements) commercial building completed in about 1996. The property has an area of approximately 358.64 sq.m. (3,860 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses. The property is currently leased to O2Micro Electronics Inc., a wholly-owned subsidiary of the Company, for a term from February 15, 2005 to December 31, 2006 at a monthly rent of NT$92,210.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
9.	5th Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	The property comprises an office unit on the 5th level of an 11-storey (including 2 basements) commercial building completed in about 1996. The property has an area of approximately 698.08 sq.m. (7,514 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses. The property is currently leased to O2Micro Electronics Inc., a wholly- owned subsidiary of the Company, for a term of 2 years from March 1, 2004 to February 28, 2006 at a monthly rent of NT$157,715. O2Micro Electronics Inc. is entitled to use a car parking space at nil rent. It is the Company's intention to renew the lease upon its expiry. The Company does not foresee any material difficulty in finding replacement premises in the event that the existing tenancy is not renewed.	No commercial value
10.	6th Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	The property comprises an office unit on the 6th level of an 11-storey (including 2 basements) commercial building completed in about 1996. The property has an area of approximately 614.51 sq.m. (6,615 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses. The property is currently leased to O2Micro Electronics Inc., a wholly- owned subsidiary of the Company, for a term of 1 year from October 1, 2005 to September 30, 2006 at a monthly rent of NT$158,007. O2Micro Electronics Inc. is entitled to use two car parking spaces at nil rent.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
11.	8th Level, Loongshan Comprehensive Building, No. 36, Lane 162, Keshiueyuan Road, Hsin-Chu, Taiwan	The property comprises an office unit on the 8th level of an 11-storey (including 2 basements) commercial building completed in about 1996. The property has an area of approximately 524.03 sq.m. (5,641 sq.ft.) and is currently occupied by the Group as an office for operations and marketing uses. The property is currently leased to O2Micro Electronics Inc., a wholly- owned subsidiary of the Company, for a term of 1 year from October 1, 2005 to October 31, 2006 at monthly rent of NT$142,668. O2Micro Electronics Inc. is entitled to use four car parking spaces with two of them at nil rent whilst the remaining two at a total monthly rent of NT$6,000.	No commercial value
12.	Units 1 to 12 on 11th Level, Mingchi Building, No. 54, Section 4, Minsheng East Road, Songshan District, Taipei, Taiwan	The property comprises 12 office units on the 11th level of a 12-storey plus 3 basements commercial building completed in about 1983. The property has an area of approximately 3,138.78 sq.m. (33,786 sq.ft.) and is intended to be occupied by the Group as offices. The property is contracted to be leased to O2Micro Electronics Inc., a wholly-owned subsidiary of the Company, for a term of 5 years from March 1, 2006 to February 28, 2011 at monthly rents of NT$996,954 for the first 2 years, NT$1,026,863 for the third and fourth years and NT$1,057,668 for the remaining year. O2Micro Electronics Inc. is entitled to a rent free period of 4 months from March 1, 2006 to June 30, 2006.	No commercial value

VALUATION CERTIFICATE

Group IV – Property leased to the Group in Singapore

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
13.	Units #05-13/14, Keppel Digihub, 25 Serangoon North Avenue 5, Singapore 554914	The property comprises 2 office units on the 5th level of a 6-storey commercial building completed in about 1997. The property has a gross floor area of approximately 660 sq.m. (7,104 sq.ft.) and is currently occupied by the Group as an office. The property is currently leased to O2Micro Pte Ltd., a wholly owned subsidiary of the company, for a term of 3 years from January 1, 2006 to December 31, 2008 at a monthly rent of S$11,015.40.	No commercial value

VALUATION CERTIFICATE

Group V – Properties leased to the Group in the PRC

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
14.	17th Floor, Section B, Guoxing Building, No. 22 Shouti Nan Lu, Haidian District, Beijing, The People's Republic of China	The property comprises an office unit on the 17th level of a 27-storey office building completed in 2001. The property has a gross floor area of approximately 762.00 sq.m. (8,202 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to O2Micro (Beijing) Co., Limited, a wholly-owned subsidiary of the Company, for a term of 3 years and 2 months from December 10, 2004 to February 9, 2007 at a quarterly rent of RMB264,223.50.	No commercial value
15.	8B, Block E, Guoxing Building, No. 16 Shouti Nan Lu, Haidian District, Beijing, The People's Republic of China	The property comprises an office unit on the 8th level of a 27-storey office building completed in 2001. The property has a gross floor area of approximately 731.00 sq.m. (7,868 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to O2Micro (Beijing) Co., Limited, a wholly-owned subsidiary of the Company, for a term of 5 years and 2 months from January 1, 2001 to March 1, 2006 at a monthly rent of RMB109,650. It is the Company's intention to renew the lease upon its expiry. The Company does not foresee any material difficulty in finding replacement premises in the event that the existing tenancy is not renewed.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
16.	Room 804-7, Huale Business Center, No. 716 Luoyu Road, Hongshan District, Wuhan, Hubei Province, The People's Republic of China	The property comprises an office unit on the 8th level of a 28-storey office building completed in 2004. The property has a gross floor area of approximately 821.53 sq.m. (8,843 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to Aotu Micro (Wuhan) Co., Limited, a wholly-owned subsidiary of the Company, for a term of 2 years from March 1, 2004 to February 28, 2006 at a monthly rent of RMB35 per sq.m. It is the Company's intention to renew the lease upon its expiry. The Company does not foresee any material difficulty in finding replacement premises in the event that the existing tenancy is not renewed.	No commercial value
17.	Room 802, Huale Business Centre, No.716 Luoyu Road, Hongshan District, Wuhan, Hubei Province, The People's Republic of China	The property comprises an office unit on the 8th level of a 28-storey office building completed in 2004. The property has a gross floor area of approximately 93.95 sq.m. (1,011 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to Aotu Micro (Wuhan) Co., Limited, a wholly-owned subsidiary of the Company, for a term of 11 months from July 5, 2005 to June 5, 2006 at a quarterly rent of RMB8,455.50.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
18.	Room 808, Huale Business Centre, No.716 Luoyu Road, Hongshan District, Wuhan, Hubei Province, The People's Republic of China	The property comprises an office unit on the 8th level of a 28-storey office building completed in 2004. The property has a gross floor area of approximately 126.86 sq.m. (1,366 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to Aotu Micro (Wuhan) Co., Limited, a wholly-owned subsidiary of the Company, for a term of 11 months from July 5, 2005 to June 5, 2006 at a quarterly rent of RMB11,417.40.	No commercial value
19.	301, Section B, Chuangxin Centre, No. 5 Gaopeng Road, South High-Tech Development Zone, Chengdu, Sichuan Province, The People's Republic of China	The property comprises an office unit on the 3rd level of a 6-storey office building completed in 1996. The property has a gross floor area of approximately 796.00 sq.m. (8,568 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to O2Micro (Chengdu) Co., Limited, a wholly-owned subsidiary of the Company, for a term of 1 year from August 16, 2005 to August 15, 2006 at a quarterly rent of RMB76,416.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
20.	Unit 300, 3rd Floor, Chuangxin Centre, No. 5 Gaopeng Road, South High-Tech Development Zone, Chengdu, Sichuan Province, The People's Republic of China	The property comprises an office unit on the 3rd level of a 6-storey office building completed in 1996. The property has a gross floor area of approximately 163.00 sq.m. (1,755 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to O2Micro (Chengdu) Co., Limited, a wholly-owned subsidiary of the Company, for a term from July 1, 2005 to August 15, 2006 at a quarterly rent of RMB15,648.	No commercial value
21.	Unit 302, Section B, Chuangxin Centre, No. 5 Gaopeng Road, South High-Tech Development Zone, Chengdu, Sichuan Province, The People's Republic of China	The property comprises an office unit on the 3rd level of a 6-storey office building completed in 1996. The property has a gross floor area of approximately 300.00 sq.m. (3,229 sq.ft.) and is currently occupied by the Group as an office for operations and design uses. The property is currently leased to Chengdu Heart 1 Technology Limited, a wholly-owned subsidiary of the Company, for a term of 1 year from August 16, 2005 to August 15, 2006 at a quarterly rent of RMB28,800.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
22.	17A, Ben Yuan Building, No. 6015 Shennan Avenue, Shenzhen, Guangdong Province, The People's Republic of China	The property comprises an office unit on the 17th level of a 27-storey commercial/office building completed in 2004. The property has a gross floor area of approximately 557.37 sq.m. (6,000 sq.ft.) and is currently under decoration for use as an office for operations and design uses. The property is currently leased to O2Micro (China) Co., Ltd. (formerly known as O2Micro (Shanghai) Co., Ltd.), a wholly-owned subsidiary of the Company, for a term of 3 years from July 1, 2005 to June 30, 2008 at a monthly rent of RMB47,933.	No commercial value

The PRC legal opinion in respect of Property Nos. 14 to 22 in Group V – Properties leased to the Group in the PRC stated inter alias:-

Each of the Leases is legal, valid and binding on each party thereto under PRC Laws and is enforceable against such party in accordance with the terms set forth therein. The landlord under each of the Leases has the legal and valid ownership title to the property under such Lease or has the legal and valid right or authority to lease such property to the relevant PRC Subsidiary.

The Lease of Property No. 22 has been duly registered with the relevant government authorities in charge of the administration of real property, and such lease is enforceable against any third parties.

The Leases of Property Nos. 14, 15, 16, 17, 18, 19, 20 and 21 have not been duly registered with the relevant government authorities in charge of the administration of real property, and such Leases may not be enforceable against any third parties. In the event that the relevant landlord leases the real property under such Lease to a third party and makes proper registration, the PRC Subsidiary under such Lease may claim damages against the landlord on the basis of breach of such Lease but may not enforce the Lease for occupation of the real property.

The Company has confirmed that, if required, it would not have material difficulty in finding suitable places for relocation. The Company has also confirmed that the relevant properties are not crucial to the operations of the Group.

VALUATION CERTIFICATE

Group VI – Property leased to the Group in Japan

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
23.	10th Floor, Block B, Shinjuku Sumitomo Building, Nishi-Shinjuku 2-6-1, Shinjuku-Ku, Tokyo, Japan	The property comprises an office unit on the 10th level of a 56-storey (including 4 basements) commercial building completed in about 1974. The property has a gross floor area of approximately 120.94 sq.m. (1,302 sq.ft.) and is currently occupied by the Group as an office. The property is currently leased to the Company for a term of 2 years from September 1, 2004 to August 31, 2006 at a monthly rent of JPY762,400.	No commercial value

Group VII – Property leased to the Group in Korea

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
24.	1102 Greenvill Officetel, 1601-2 Seocho-dong, Seocho-gu, Seoul, Korea	The property comprises an office unit on the 11th level of a 21-storey (including 5 basements) commercial building completed in about 1999. The property has a floor area of approximately 20.25 sq.m. (218 sq.ft.) and is currently occupied by the Group as an office. The property is currently leased to O2Micro Korea Limited, a wholly-owned subsidiary of the Company. for a term of 1 year from February 10, 2005 to February 9, 2006 at a monthly rent of KRW750,000. It is the Company's intention to renew the lease upon its expiry. The Company is negotiating with the landlord on the terms of the renewal tenancy. No agreement has been reached yet. The Company does not foresee any material difficulty in finding replacement premises in the event that the existing tenancy is not renewed.	No commercial value

VALUATION CERTIFICATE

Group VIII – Property leased to the Group in the Cayman Islands

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
25.	Portion on Ground Floor, Grand Pavilion Building, West Bay Road, Parcel Number 190, Block 12C, Grand Cayman, Cayman Islands	The property comprises portion of the ground floor of a multi-storey commercial building completed in the 1990s. The property has a gross floor area of approximately 55.74 sq.m. (600 sq.ft.) and is currently occupied by the Group as an office. The property is currently leased to the Company for a term of 2 years from August 1, 2004 to July 31, 2006 at annual rent of US$18,858.	No commercial value

Group IX – Properties leased to the Group in Romania

26.	Sector 5, Ap. 3, Ground Floor, Elisabeta Bd., Bucharest, Romania	The property comprises a unit on the ground floor of a 3-storey plus basement composite building completed in about the 1930s. The property has an area of approximately 149.59 sq.m. (1,610 sq.ft.) and is currently occupied by the Group as an office. The property is currently leased to O2Micro Romania S.R.L., a wholly-owned subsidiary of the Company, for a term of 1 year from December 1, 2005 to November 30, 2006 at a monthly rent of US$1,600.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Capital value in existing state as at December 31, 2005
27.	Sector 5, Ap. 4, Ground Floor, Elisabeta Bd., Bucharest, Romania	The property comprises a unit on the ground floor of a 3-storey plus basement composite building completed in about the 1930s. The property has an area of approximately 170.18 sq.m. (1,832 sq.ft.) and is currently occupied by the Group mainly as an office. The property is currently leased to O2Micro Romania S.R.L., a wholly-owned subsidiary of the Company, for a term of 2 years from November 1, 2004 to October 31, 2006 at a monthly rent of US$1,500 inclusive of VAT.	No commercial value

Set out below is a summary of certain provisions of the Memorandum and Articles of Association of the Company and of certain aspects of the Cayman Companies Law.

The Company was incorporated in the Cayman Islands as a company with limited liability on March 14, 1997 under the Cayman Companies Law. The Memorandum and the Articles of Association comprise its constitution.

1. MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Company was adopted on November 14, 2005 and states, *inter alia*, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Cayman Companies Law or any other law of the Cayman Islands.

The Memorandum of Association is available for inspection at the address specified in Appendix V in the section headed "Documents available for inspection".

2. ARTICLES OF ASSOCIATION

The Articles of Association of the Company were adopted on November 14, 2005, subject to the Introduction and include provisions to the following effect:

2.1 Classes of shares

The share capital of the Company consists of Shares and preference shares. The capital of the Company at the date of adoption of the Articles of Association is US$100,000 divided into 4,750,000,000 Shares with nominal or par value of US$0.00002 each and 250,000,000 preference shares with nominal or par value of US$0.00002 each. The Company has confirmed that as long as its Shares or preference shares are listed on the Stock Exchange, it will comply with the Listing Rules and any preference shares issued or to be issued shall carry the same voting rights as the Shares.

2.2 Directors

2.2.1 Power to allot and issue shares

Subject to the provisions of the Cayman Companies Law and the Memorandum and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Directors, who may allot, grant options over or otherwise dispose of them to such persons, at such times and on such terms, as the Directors shall determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and for such consideration as the Company may by ordinary resolution determine or, if there has not been any such determination, so far as the same shall not make specific provision, as the Directors may determine. Subject to the Cayman Companies Law and to any special rights conferred on any shareholder or attaching to any class of shares, any share may be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed on such terms and in such manner, including out of capital, as the Directors may deem fit.

2.2.2 Management of the business of the Company

The business of the Company shall be managed by the Directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers of the Company as are not, from time to time, by the Cayman

Companies Law or by the Articles of Association or any regulation from time to time made by the Company in general meeting, not being inconsistent with the Cayman Companies Law or the Articles of Association, required to be exercised by the Company in general meeting provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

2.2.3 Compensation or payment for loss of office

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

2.2.4 Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to Directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

2.2.5 Financial assistance to purchase shares

Subject to all applicable laws, the Company may give financial assistance to any person in order that they may buy shares in the Company or any holding company.

2.2.6 Disclosure of interest in contracts with the Company or any of its subsidiaries

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or transaction by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of the Directors in respect of any contract or arrangement or any other proposal in which the Director or any of his associates has any material interest but this prohibition shall not apply to any of the following matters, namely:

(a) the giving to such Director or any of his associates of any security or indemnity in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any proposal in which the Director or any of his associates is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any proposal concerning any other company in which the Director or any of his associates is/are interested only, whether directly or indirectly, as an officer, executive or shareholder or in which the Director or any of his associates is/are beneficially interested in shares of that company, provided that the Director and any of his associates, are not in aggregate beneficially interested in five per cent. or more of the issued shares or of the voting rights of any class of such company (or of any third company through which his interest or that of any of his associates is derived);

(f) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including the adoption, modification or operation of any share option scheme, pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or any of his associates as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

2.2.7 Remuneration

The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Directors, or the Company in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The Directors shall also be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or about the performance of their duties as Directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

The Directors may grant special remuneration to any Director who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

2.2.8 Retirement, appointment and removal

The Company has divided its Board into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of Directors or as nearly equal in number as the then total number of Directors permits. The Directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of Directors whose terms expire at that annual general meeting shall be elected for new three year terms. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible and any additional Directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director.

The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles of Association as the maximum number of Directors. Any Director so appointed shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election at that meeting.

The Company may by special resolution remove any Director before the expiration of his period of office notwithstanding anything in the Articles of Association or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated:

(a) if he resigns his office by notice in writing to the Board; or

(b) if he shall be removed from office by a special resolution of the members of the Company under the Articles of Association.

2.2.9 Borrowing powers

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

The rights of the Directors to exercise these powers may only be varied by a special resolution.

2.2.10 Proceedings of the Board

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit in any part of the world. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

2.3 Alteration to constitutional documents

No alteration or amendment to the Memorandum or Articles of Association may be made except by special resolution.

2.4 Variation of rights of existing shares or classes of shares

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Cayman Companies Law, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles of Association relating to general meetings shall *mutatis mutandis* apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy or duly authorised representative) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person (or in the case of a corporation, by its duly authorized representative) or by proxy may demand a poll.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

2.5 Alteration of Capital

The Company in general meeting may, from time to time, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts with such rights, priorities and privileges as the resolution shall prescribe.

The Company may from time to time by ordinary resolution:

2.5.1 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Directors may settle any difficulty which may arise as they think expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Directors for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

2.5.2 cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person; and

2.5.3 sub-divide its shares of any of them into shares of smaller amount than is fixed by the Memorandum of Association and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the company has power to attach to unissued or new shares.

The Company may by special resolution reduce its share capital, or any capital redemption reserve in any manner authorised and subject to any conditions prescribed by the Cayman Companies Law.

2.6 Special resolution — majority required

A "special resolution" is defined as a resolution which has been passed by a majority of not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one clear days' notice specifying the intention to propose the resolution as a special resolution has been duly given.

2.7 Voting rights (generally, on a poll and right to demand a poll)

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member of the Company who is present in person or by proxy shall have one vote, and on a poll every member present in person or by proxy shall have one vote for each share registered in his name in the register of members of the Company.

Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

In the case of joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding.

A member of the Company of unsound mind or in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so and such person may vote on a poll by proxy.

No person other than a member of the Company duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (except as proxy for another member of the Company), or to be counted in a quorum, either personally or by proxy at any general meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by the chairman of the meeting or any other member present in person or by proxy.

On a poll votes may be given either personally or by proxy.

If a recognised clearing house (or its nominee) is a member of the Company it may authorise such person or persons as it thinks fit to act as its representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation.

2.8 Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as the Stock Exchange may authorise) shall elapse between the date of one annual general meeting of the Company and that of the next.

2.9 Accounts and audit

The Directors shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Cayman Companies Law.

The accounting books and records of the Company shall be open to the inspection upon the written demand of any member at any reasonable time during usual business hours, for a purpose reasonably related to the member's interests as a shareholder. The inspection may be made in person or by an agent or attorney and shall include the right to copy and make extracts.

The Directors shall cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for each year together with a balance sheet and an auditor's report on such accounts. Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent in the manner in which notices may be served by the Company as provided in the Articles of Association to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Directors.

2.10 Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing. The notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and the general nature of the business. The notice in the case of a general meeting other than an annual general meeting shall state the general nature of the business and no other business may be transacted and in the case of an annual general meeting shall state those matters which the Directors, at the time of making of the notice, intend to present for action by the members and, subject to the Articles of Association, any proper matter may be presented at the meeting for such action. Notice of every general meeting shall be given to all members of the Company as of the record date for the meeting and every person entitled to be registered as a member by reason of his being a legal personal representative or a trustee-in-bankruptcy of a member who would but for their death or bankruptcy be entitled to receive notice.

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the issued shares giving that right.

2.11 Transfer of shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve.

The instrument of transfer shall be executed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer shall be retained by the Company.

The Directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any shares unless:

(a) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and/or with regard to whether or not the transfer would result in any contravention of the restrictions (if any) on the holding of shares imposed by the Directors;

(b) the instrument of transfer is in respect of only one class of shares;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e) the shares concerned are free of any lien in favour of the Company; and

(f) a fee of such maximum as the Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Company in respect thereof.

If the Directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register of members of the Company closed at such times for such periods as the Directors may from time to time determine, provided that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members of the Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

2.12 Power of the Company to purchase its own shares

The Company is empowered by the Cayman Companies Law and the Articles of Association to purchase its own shares subject to certain restrictions and the Directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Stock Exchange.

2.13 Dividends and other methods of distributions

Each ordinary share shall be entitled to receive such dividends at such times and from time to time as the Directors consider appropriate. However, no amount paid up in advance of calls on any share shall be treated as paid on the share for the purposes of participation in any dividend declared in respect of that share.

The Directors may, before declaring any dividends, or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company.

The Directors may also deduct from any dividend or other monies payable to any member of the Company all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

No dividend shall carry interest against the Company.

The Directors may declare that any dividend or distribution be paid wholly or in part by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may determine the same as they think expedient and may issue fractional certificates and fix the value for distribution of such specific assets.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of the member of the Company entitled, or in the case of joint holders, to the registered address of the person whose name stands first in the register of members of the Company in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent. The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the Directors and shall revert to the Company.

2.14 Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Instruments of proxy shall be in common form or in such other form as the Directors may from time to time approve provided that this shall not preclude the use of a form which shall enable a member to instruct his proxy to vote in favour of or against each resolution to be proposed at the meeting to which the form of proxy relates. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or if the appointor is a corporation under the hand of an officer, attorney or other person authorised to sign the same. The instrument appointing a proxy may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.

The instrument appointing a proxy shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting) no later than the time appointed for holding the meeting or adjourned meeting provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

2.15 Calls on shares and forfeiture of shares

The Directors may from time to time make calls upon the members of the Company in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each member of the Company shall (subject to the Company serving upon him at least 14 days' notice specifying the time and place of payment) pay to the Company at the time and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call may be made payable either in one sum or by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other moneys due in respect thereof.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Directors may at any time during such time as any part thereof remains unpaid serve a notice on the holder of such shares requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment on or before the time and at the place appointed, the shares in respect of which such call was made or instalment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of or may be cancelled by the Directors.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon at such rate not exceeding 15 per cent. per annum as the Directors may prescribe from the date of forfeiture until payment, and the Directors may enforce payment thereof without being under any obligation to make any allowance for the value of the shares forfeited, at the date of forfeiture.

2.16 Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the shares respectively held by them. The register may be closed at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the

Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

Any duplicate register of members kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the Directors may determine for each inspection.

2.17 Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business.

Members of the Company present in person or by proxy holding a majority of the shares carrying the right to vote shall be a quorum.

A corporation being a member of the Company shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph 2.4 above.

2.18 Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

2.19 Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the members of the Company as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Company in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members of the Company in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

2.20 Untraceable members

The Company shall be entitled to sell any shares of a member of the Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) the Company has not during that time or before the expiry of the three month period referred to in (iii) below received any indication of the whereabouts or existence of the member; (ii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (iii) upon expiry of the 12 year period, the Company has given notice of its intention to sell such shares by way of an advertisement published in newspapers and notified the Stock Exchange of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt the Company shall be obliged to account to the former member or person otherwise entitled as described above for an amount equal to such net proceeds.

Summary of Cayman Islands Companies Law

1 Introduction

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Cayman Companies Law and the current Companies Act of England. Set out below is a summary of certain provisions of the Cayman Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

2 Incorporation

The Company was incorporated in the Cayman Islands a company with limited liability on March 14, 1997 under the Cayman Companies Law. The Company is required to have an annual general meeting each year. The Company is required to file a return in relation to its capital and issued shares each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorised share capital.

3 Share capital

The Cayman Companies Law permits a company to issue shares with different rights including rights as to redemption and payment of dividends.

The Cayman Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premia on those shares shall be transferred to an account called the "share premium account". At the option of a company, these provisions may not apply to premia on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Cayman Companies Law provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation:

(a) paying distributions or dividends to members;

(b) paying up unissued shares of the company to be issued to members as fully paid bonus shares;

(c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Cayman Companies Law);

(d) writing-off the preliminary expenses of the company;

(e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and

(f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Cayman Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Cayman Companies Law, a company limited by shares may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

4 Dividends and distributions

With the exception of section 34 of the Cayman Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Cayman Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see 3 above for further details).

5 Shareholders' suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in *Foss v. Harbottle* (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is *ultra vires* the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

6 Protection of minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's memorandum and articles of association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

7 Disposal of assets

The Cayman Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

8 Accounting and auditing requirements

The Cayman Companies Law requires that a company shall cause to be kept proper books of account with respect to:

(a) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place;

(b) all sales and purchases of goods by the company; and

(c) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company's affairs and to explain its transactions.

9 Register of members

A company, other than an exempted company, must keep at its registered office in the Cayman Islands a register of members which shall, during business hours, subject to such reasonable restrictions as the company in general meeting may impose, so that no less than two hours in each day be appointed for inspection, be open to the inspection of any member gratis and to the inspection of any other person on payment of ten dollars or such less sum as the company may specify for each inspection. Every such member or other person may receive a copy of such register or any part thereof, or of such list or summary of members, on payment of one dollar for every page required to be copied. If such inspection or copy is refused, the company shall incur for each refusal a penalty of four dollars and a further penalty of four dollars for every day during which such refusal continues; and every director and manager of the company who knowingly authorises or permits such refusal shall incur the like penalty; and in addition to the above penalty, a Judge sitting in chambers may, by order, compel an immediate inspection of the register.

10 Inspection of books and records

Members of a company, other than an exempted company, have the general right set out above under the Cayman Companies Law to inspect or obtain copies of the register of members of the company. They will, however, have no general right under the Cayman Companies Law to inspect or obtain copies of other corporate records of the company.

11 Special resolutions

The Cayman Companies Law provides that a resolution is a special resolution when it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the articles of association of the company) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Written resolutions signed by all the members entitled to vote for the time being of the company may take effect as special resolutions if this is authorised by the articles of association of the company.

12 Subsidiary owning shares in parent

The Cayman Companies Law does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

13 Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75 per cent. in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the

Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court of the Cayman Islands is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

14 Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

15 Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

16 Liquidation

A company is placed in liquidation either by an order of the court or by a special resolution (or, in certain circumstances, an ordinary resolution) of its members. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

17 Stamp duty on transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

18 Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

19 Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

20 General

Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

FURTHER INFORMATION ABOUT THE COMPANY

Incorporation of the Company

We were incorporated in the Cayman Islands under the Cayman Companies Law on March 14, 1997. We have established a place of business in Hong Kong at 8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong and have been registered as an oversea company under Part XI of the Companies Ordinance. Ngai Wai Fung has been appointed as our agent for the acceptance of service of process in Hong Kong. As we are incorporated in the Cayman Islands, our corporate structure and Memorandum and Articles are subject to the relevant laws of the Cayman Islands. A summary of certain relevant parts of our constitution and certain relevant aspects of the Cayman Companies Law is set out in Appendix IV to this document.

Our registered office is located at M&C Corporate Services Limited, Ugland House, P.O. Box 309 GT, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the U.S. for the purpose of our securities filings in the U.S. is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

Changes in share capital of the Company

As at the date of incorporation, we had an authorised share capital of US$100,000 divided into 95,000,000 ordinary shares with a par value of US$0.001 each and 5,000,000 preference shares with a par value of US$0.001 each.

In 2002, 2003, 2004, 2005 and the period from January 1, 2006 through the Latest Practicable Date, we issued an aggregate of 36,129,150, 48,686,100, 13,782,300, 13,811,250 and 1,612,200 Shares, respectively, pursuant to (i) the exercise of various stock options and awards under the Existing Equity Incentive Plans (further details of which are set out in the section headed "Directors, Senior Management and Staff — Equity Based Plans" in this document) and (ii) the exercise of warrants. Between October 1, 2005 and the Latest Practicable Date, we repurchased an aggregate of 15,625,000 Shares on the following dates and at the following purchase prices.

Date of Purchase	Total Number of Shares	Purchase Price per Share
November 30, 2005	500,000	US$0.2341
December 1, 2005	750,000	US$0.2384
December 2, 2005	900,000	US$0.2366
December 5, 2005	1,250,000	US$0.2354
December 6, 2005	500,000	US$ 0.50
December 8, 2005	1,250,000	US$0.2307
December 9, 2005	1,500,000	US$0.2288
December 12, 2005	1,000,000	US$0.2237
December 13, 2005	1,500,000	US$ 0.22
December 16, 2005	1,500,000	US$0.1988
December 19, 2005	80,000	US$ 0.178
December 20, 2005	1,200,000	US$ 0.20
December 21, 2005	100,000	US$0.2006
December 23, 2005	1,000,000	US$0.2045
December 27, 2005	500,000	US$ 0.20
December 28, 2005	750,000	US$0.1995
December 30, 2005	750,000	US$ 0.203
January 4, 2006	95,000	US$ 0.20
January 12, 2006	500,000	US$0.2244
Total Number of Shares Repurchased	**15,625,000**	

As at the Latest Practicable Date, 1,953,827,750 Shares were issued and outstanding.

On November 14, 2005, our Shareholders approved the implementation of an ADS program with respect to the Shares quoted on the Nasdaq. As a result, our ordinary shares of par value US$0.00002 per share were delisted from the Nasdaq on November 25, 2005 and ADSs, each of which represents 50 Shares, were listed on the Nasdaq on November 28, 2005. Concurrently with the implementation of the ADS program, we effected a 50-for-1 share split.

Except as disclosed in this document, there has been no alteration in our share capital within the two years immediately preceding the date of this document.

Resolutions of the Shareholders of the Company

At the general meeting of the Company held on November 14, 2005, the following resolutions were passed:

(1) conditional on the Listing Committee granting approval for the listing of, and permission to deal in, the Shares in issue and the Shares to be issued as mentioned herein (including any Shares which may be issued pursuant to the exercise of any options which may be granted under the Equity Incentive Plans:

  (a) the Directors were authorized to implement the listing of Shares on the Stock Exchange;

  (b) a global offering of new Shares (subject to market conditions) and the Directors were authorized to allot and issue such new Shares if the Company proceeds with such global offering;

  (c) the rules of the Equity Incentive Plans were approved and the Directors were authorized, at their absolute discretion, to grant options to subscribe for Shares thereunder and to allot, issue and deal with the Shares issued pursuant to the exercise of subscription rights under any options which may be granted under the Equity Incentive Plans and to take all such steps as they consider necessary or desirable to implement the Equity Incentive Plans; and

  (d) the Articles were adopted in substitution for and to the exclusion of the existing articles of association of the Company;

(2) a general mandate (the "Issuing Mandate") to allot, issue and deal with unissued Shares with an aggregate nominal value not exceeding the sum of:

  (i) 20% of the total nominal amount of Shares in issue immediately after the completion of the Introduction; and

  (ii) the total amount of Shares repurchased by the Company (if any) pursuant to the Repurchase Mandate (described below).

  The Directors may, in addition to the Shares which they are authorized to issue under the mandate, allot, issue and deal in the Shares pursuant to a rights issue, an issue of Shares pursuant to the exercise of subscription rights attaching to any warrants of the Company, scrip dividends or similar arrangements or the exercise of options granted under the Equity Incentive Plans.

  This mandate will expire (i) at the conclusion of the Company's next annual general meeting; (ii) upon the expiry of the period within which the Company is required by law or its articles of association to hold its next annual general meeting; or (iii) when varied or revoked by an ordinary resolution of the Shareholders of the Company in general meeting, whichever occurs first;

(3) a general mandate (the "Repurchase Mandate") to exercise all the powers of the Company to repurchase Shares with a total nominal value of not more than 10% of the total nominal amount of Shares in issue immediately after the completion of the Introduction. This mandate will expire at (i) the conclusion of the Company's next annual general meeting; (ii) upon the expiry of the period within which the Company is required by law or its Articles of Association to hold its next annual general meeting; or (iii) when varied or revoked by an ordinary resolution of the Shareholders of the Company in general meeting, whichever occurs first;

(4) approval of the 50-for-1 share split and the implementation of the ADS program with respect to the Shares quoted on the Nasdaq; and

(5) the increase in the authorized share capital of the Company.

OUR SUBSIDIARIES AND BRANCH OFFICE

Below are brief particulars of all of our subsidiaries:

1. O2Micro, Inc.

Date of incorporation:	March 29, 1995
Place of incorporation:	U.S.
Nature:	Corporation
Authorised number of shares:	17,000,000 shares of common stock 7,335,189 shares of preferred stock
Paid-up capital:	US$20,000
Scope of business:	Marketing support and design services

2. O2Micro Electronics, Inc.

Date of incorporation:	March 22, 1999
Place of incorporation:	Taiwan
Nature:	Company limited by shares
Paid-in capital:	NT$100,000,000
Registered capital:	NT$340,000,000
Scope of business:	Operations and sales support services

3. O2Micro International Japan Limited

Date of incorporation:	August 18, 1999
Place of incorporation:	Japan
Nature:	Corporation
Authorized capital:	JPY3,000,000
Paid-up capital:	JPY3,000,000
Scope of business:	Sales support service

4. O2Micro Pte Ltd.

Date of incorporation:	September 3, 1999
Place of incorporation:	Singapore
Nature:	Private limited company
Authorised capital:	S$1,000,000
Paid-up capital:	S$1,000,000
Scope of business:	Design support service

5. Aotu Micro (Wuhan) Co. Ltd.[(1)]

Date of incorporation:	January 18, 2001
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	January 18, 2001 to January 18, 2016
Total investment:	US$420,000
Registered capital:	US$300,000
Scope of business:	Design support service

6. **O2Micro Romania S.R.L.**

Date of incorporation:	January 19, 2001
Place of incorporation:	Romania
Nature:	Wholly foreign-owned company
Total investment	359,056 RON
Registered capital:	19,695 RON
Scope of business:	Design support service

7. **O2Micro (Beijing) Co., Ltd.(1)**

Date of incorporation:	February 19, 2001
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	February 19, 2001 to February 18, 2021
Total investment:	US$300,000
Registered capital:	US$300,000
Scope of business:	Design support service

8. **O2Micro (China) Co., Ltd**

Date of incorporation:	April 11, 2001
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	April 11, 2001 to April 10, 2051
Total investment:	US$8,300,000
Registered capital:	US$8,300,000(2)
Scope of business:	Design support service

9. **O2Micro (Chengdu) Co., Ltd.(1)**

Date of incorporation:	July 6, 2004
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	July 6, 2004 to July 5, 2019
Total investment:	US$420,000
Registered capital:	US$300,000
Scope of business:	Design support service

10. **O2Micro Korea, Limited**

Date of incorporation:	March 3, 2003
Place of incorporation:	Korea
Nature:	Corporation
Authorized capital:	KRW200,000,000
Paid-up capital:	KRW50,000,000
Scope of business:	Sales support service

11. Chengdu Heart 1 Technology Co., Ltd

Date of incorporation:	January 31, 2005
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	January 31, 2005 to January 30, 2020
Total investment:	US$420,000
Registered capital:	US$300,000
Scope of business:	Design service

12. International Asset Holding Company

Date of incorporation:	April 16, 2004
Place of incorporation:	Cayman Islands
Nature:	Company limited by shares
Authorized capital:	US$50,000
Paid-up capital:	US$1.00
Scope of business:	Property holding

13. Pan Pacific Holding Company

Date of incorporation:	May 19, 2004
Place of incorporation:	Cayman Islands
Nature:	Company limited by shares
Authorized capital:	US$50,000
Paid-up capital:	US$100
Scope of business:	Investment holding

14. OceanOne Semiconductor Limited

Date of incorporation:	May 17, 2005
Place of incorporation:	Cayman Islands
Nature:	Company limited by shares
Authorized capital:	US$50,000
Paid-up capital:	US$1.00
Scope of business:	Investment holding

15. OceanOne Semiconductor (Ningbo) Limited

Date of incorporation:	August 9, 2005
Place of incorporation:	PRC
Nature:	Wholly foreign-owned enterprise
Term:	August 9, 2005 to August 8, 2025
Total Investment:	US$57,000,000
Registered capital:	US$19,000,000(3)
Scope of business:	Testing service

16. O2Micro International Limited, Taiwan Branch(4)

Date of establishment:	August 20, 1997
Place of establishment:	Taipei, Taiwan
Nature:	Branch office
Scope of business:	n/a

Notes:

1. The Company is in the process of consolidating its operations in China under O2Micro (China) Co., Ltd. O2Micro (China) Co., Ltd. has applied to the relevant regulatory authorities to approve its establishment of branches in Beijing, Chengdu and Wuhan. Once the

branches are established, the Company will, in accordance with relevant regulations and procedures and subject to the receipt of relevant approvals, merge O2Micro (Beijing) Co., Ltd., Aotu Micro (Wuhan) Co., Ltd. and O2Micro (Chengdu) Co., Ltd. into the relevant branches of O2Micro (China) Co., Ltd and dissolve each of these subsidiaries. At present, the Company is unable to estimate when the consolidation of its operations in China would be completed.

2. In May 2005, the registered capital of O2Micro (China) Co., Ltd (formerly O2Micro (Shanghai) Co. Ltd) was increased from US$300,000 to US$8,300,000 pursuant to an amendment to its articles of association, which was approved by the applicable PRC authorities. Pursuant to the amendment, the increase in registered capital of US$8,000,000 is payable in two instalments of US$4,000,000 each: the first instalment by August 30, 2005, which has been fully paid within that timeframe, and the second instalment by May 30, 2006. O2Micro (China) Co., Ltd. was originally registered under the name of O2Micro (Shanghai) Co., Ltd. and has been registered under its current corporate name since November 17, 2005.

3. The registered capital comprises 40% in cash, 40% in equipment and 20% in technology. US$6,000,000 has been paid up in cash. The remaining registered capital will be contributed by August 8, 2008.

4. The Taiwan Branch of the Company is currently in the process of being dissolved. The Taiwan Branch was established to engage in marketing and customer support related services. Due to the duplication of functions between the Taiwan Branch and O2Micro Electronics, Inc., the Board determined to dissolve the Taiwan Branch on October 31, 2002 and the Taiwan Branch ceased its operations on that date. Under Taiwanese law, completion of the dissolution process requires approval from a jurisdictional court. In general, the court will approve a dissolution after the Taiwan Tax Authorities have completed the examination of the income tax returns of the relevant company. Currently, the Taiwan Tax Authorities are examining the Taiwan Branch's income tax filings for 2001 and 2002. As of the Latest Practicable Date, the Taiwan Tax Authorities have not indicated when they expect to complete their tax examination and accordingly, the Company is not able to estimate when the dissolution process for the Taiwan Branch would be completed.

Changes in the share capital of subsidiaries of the Company

There has been no alteration in the share capital of any of the subsidiaries of the Company since their respective dates of incorporation or within the two years immediately preceding the date of this document, whichever is later.

REPURCHASE BY THE COMPANY OF ITS OWN SECURITIES

This section includes the information required by the Stock Exchange to be included in this document concerning the repurchase by the Company of its own securities.

Regulations of the Listing Rules

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

(i) *Shareholders' approval*

All repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval in relation to specific transactions.

(ii) *Source of funds*

Any repurchases must be financed out of funds legally available for the purpose in accordance with the Memorandum and Articles and the applicable laws and regulations of the Cayman Islands.

(iii) *Trading restrictions*

A company is authorized to repurchase on the Stock Exchange or on any other stock exchange recognized by the SFC and the Stock Exchange the total number of shares which represent up to a maximum of 10% of the aggregate nominal value of the existing issued share capital of that company or warrants to subscribe for or purchase shares in the company representing up to 10% of the amount of warrants then outstanding at the date of the passing of the relevant resolution granting the repurchase mandate. A company may not issue or announce an issue of new securities of the type that have been repurchased for a period of 30 days immediately following a repurchase of securities (except pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities which were outstanding prior to the repurchase) without the prior approval of the Stock Exchange. In addition, a company shall not repurchase its shares on the Stock Exchange if the purchase price is higher than 5% or more than the average closing market price for the five preceding trading days on which the shares in the company were traded on the Stock Exchange. A company is also prohibited from making securities repurchases on the Stock Exchange if the result of the repurchases would be that the number of the listed securities in public hands would fall below the relevant prescribed minimum percentage as required by the Stock Exchange, which is currently 25% in the case of the Company. A company shall procure that any broker appointed by it to effect the purchase of securities shall disclose to the Stock Exchange such information with respect to purchases made on behalf of the Company as the Stock Exchange may request.

(iv) *Status of repurchased securities*

The listing of all repurchased securities (whether on the Stock Exchange or otherwise) is automatically cancelled and the relevant certificates must be cancelled and destroyed. Under Cayman Islands law, a company's repurchased shares shall be treated as cancelled and the amount of the company's issued share capital shall be reduced by the aggregate nominal value of the repurchased shares accordingly although the authorized share capital of the company will not be reduced.

(v) *Suspension of repurchase*

Any securities repurchase programme is required to be suspended after a price sensitive development has occurred or has been the subject of directors' decision until the price-sensitive information is made publicly available. In particular, during the period of one month immediately preceding the earlier of (i) the date of the board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the company's results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules) and (ii) the deadline for the company to publish an announcement of its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement, a company may not purchase its securities on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange may prohibit repurchases of securities on the Stock Exchange if a company has breached the Listing Rules.

(vi) *Reporting requirements*

Repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange in the prescribed form not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the company makes a repurchase of shares (whether on the Stock Exchange or otherwise). In addition, a company's annual report and accounts are required to disclose a monthly breakdown of securities repurchases made during the financial year under review, showing the number of securities repurchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest prices paid for all such repurchases and the aggregate prices paid. The directors' report is also required to contain reference to the purchases made during the year and the directors' reasons for making such purchases.

(vii) *Connected persons*

A company is prohibited from knowingly repurchasing securities on the Stock Exchange from a connected person (as defined in the Listing Rules) and a connected person shall not knowingly sell securities in the company to that company on the Stock Exchange.

Exercise of the Repurchase Mandate

Exercise in full of the Repurchase Mandate, on the basis of 1,953,827,750 Shares in issue and outstanding as at the Latest Practicable Date, could accordingly result in up to 195,382,775 Shares being repurchased by the

Company during the period until (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any other applicable laws of the Cayman Islands to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the Shareholders in general meeting of the Company, whichever occurs first.

Reasons for repurchases

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share.

Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles and the applicable laws and regulations of the Cayman Islands. The Company may not repurchase securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

General

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in this document) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing positions which in the opinion of the Directors are from time to time appropriate for the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate only in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), has any present intention to sell any Shares to the Company or any of its subsidiaries.

No connected person (as defined in Listing Rules) of the Company has notified the Company that he or it has a present intention to sell any Shares to the Company or has undertaken not to do so, if the Repurchase Mandate is exercised.

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code"). As a result, a Shareholder, or a group of Shareholders acting in concert (within the meaning of the Code), depending on the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Code. Except as aforesaid, the Directors are not aware of any other consequence under the Code as a result of a repurchase of Shares made immediately after the listing of the Shares.

FURTHER INFORMATION ABOUT OUR BUSINESS

Summary of material contract

The Company has entered into the following material contract (not being a contract entered into in the ordinary course of business) within the two years preceding the date of this document: an engagement letter dated February 24, 2006 between the Company and Morgan Stanley in connection with the engagement of Morgan Stanley as sponsor for the Introduction (the "Engagement Letter").

Intellectual Property

(a) Patents

As at the Latest Practicable Date, we had registered the following patents:

Patent Description	Jurisdiction/Registration Number	Period of Validity
PC card controller circuit to detect exchange of pc cards while in suspend mode	U.S. / 5,671,368	September 23, 1997 to February 22, 2016
Touch-pad digital computer pointing-device	U.S. / 5,856,822	January 05, 1999 to October 27, 2015
	Taiwan / 090502	October 11, 1997 to October 23, 2016
	Japan / 3682477	June 31, 2005 to October 21, 2016
A circuit for energizing cold-cathode fluorescent lamps	U.S. / 5,892,336	April 06, 1999 to August 11, 2018
	PRC / 99107565.X	January 11, 2006 to May 26, 2019
	Taiwan / 225138	May 21, 2004 to May 24, 2011
Smart battery selector offering power conversion internally within a portable device	U.S. / 5,903,764	May 11, 1999 to May 02, 2017
A controller for a battery selector and a battery device	Taiwan / 152270	March 01, 2002 to April 30, 2018
Balanced power supply circuit for multiple cold-cathode fluorescent lamps	U.S. / 6,104,146	August 15, 2000 to February 12, 2019
	PRC / 200420001864.7	May 11, 2005 to January 14, 2014
	Taiwan / 154776	May 01, 2002 to July 30, 2020
High-side current sensing smart battery charger (intelligent charger)	U.S. / 6,184,660	February 06, 2001 to March 25, 2019
	Taiwan / 157495	June 11, 2002 to October 08, 2020
Controller for portable electronic devices	U.S. / 6,954,804	October 11, 2005 to September 07, 2018
	PRC / 200420007957.0	May 25, 2005 to March 26, 2014

Patent Description	Jurisdiction/Registration Number	Period of Validity
"Look-ahead closed-loop" thermal management	U.S. / 6,198,245	March 06, 2001 to September 20, 2019
	Taiwan / 152527	March 11, 2002 to September 18, 2020
Thermal management	PRC / 00136915.6	February 01, 2006 to December 28, 2020
Low power CD-rom player for portable computers	U.S. / 6,226,237	May 01, 2001 to August 19, 2018
	U.S. / 6,711,631	March 23, 2004 to October 13, 2019
	Taiwan / 130953	May 01, 2001 to March 24, 2019
	PRC / 99103219.5	December 01, 2004 to March 26, 2019
	Japan / 3742835	November 25, 2005 to March 19, 2019
Selector circuit for power management in multiple battery systems	Taiwan / I242319	October 21, 2005 to February 05, 2024
	U.S. / 6,879,134	April 12, 2005 to February 11, 2023
	U.S. / 6,977,482	December 20, 2005 to February 11, 2023
High-efficiency adaptive DC/AC converter	U.S. / 6,259,615	July 10, 2001 to November 09, 2019
	U.S. / 6,396,722	May 28, 2002 to November 09, 2019
	U.S. / 6,804,129	October 12, 2004 to November 09, 2019
	Taiwan / 152318	March 01, 2002 to July 25, 2020
	PRC / 200420001507.0	July 13, 2005 to January 02, 2014
Battery cell charging system having voltage threshold and bleeder current generating circuits	U.S. / 6,285,161	September 04, 2001 to September 11, 2020
Battery management circuit for battery systems	U.S. / 6,329,796	December 11, 2001 to July 25, 2020

Patent Description	Jurisdiction/Registration Number	Period of Validity
Integrated circuit for lamp heating and dimming control	U.S. / 6,531,831	March 11, 2003 to April 03, 2021
	Taiwan / 166355	October 21, 2002 to May 10, 2021
Audio controller for portable electronic devices	U.S. / 6,675,233	January 06, 2004 to May 22, 2019
	Taiwan / 178290	May 11, 2003 to April 30, 2021
Power management for battery powered appliances	U.S. / 6,741,066	May 25, 2004 to September 21, 2021
	Taiwan / M254813	January 01, 2005 to March 15, 2014
	PRC / 200420007930.1	September 07, 2005 to March 17, 2014
Power supply block with simplified switch configuration	U.S. / 6,864,669	March 08, 2005 to May 22, 2023
Inverter operably controlled to reduce electromagnetic interference	U.S. / 6,515,881	February 04, 2003 to June 04, 2021
Lamp grounding and leakage current detection system	U.S. / 6,570,344	May 27, 2003 to June 09, 2021
Single chip power management unit apparatus and method	U.S. / 6,507,173	January 14, 2003 to September 13, 2021
Voltage mode, high accuracy battery charger	U.S. / 6,498,461	December 24, 2002 to September 07, 2021
	U.S. / 6,611,129	August 26, 2003 to September 07, 2021
	U.S. / 6,861,823	March 01, 2005 to September 07, 2021
	Taiwan / 197107	February 11, 2004 to August 18, 2022
Transient control for converter power supplies	U.S. / 6,359,796	March 19, 2002 to June 21, 2021
High-voltage isolated DC/DC converter	U.S. / 6,504,735	January 07, 2003 to October 05, 2021
Level shifting and level-shifting amplifier circuits	Taiwan / 227596	February 01, 2005 to July 06, 2023
	U.S. / 6,924,667	August 02, 2005 to December 31, 2022

Patent Description	Jurisdiction/Registration Number	Period of Validity
	U.S. / 6,930,515	August 16, 2005 to July 19, 2022
Circuit and method for trimming circuits	U.S. / 6,472,897	October 29, 2002 to January 24, 2020
	U.S. / 6,720,800	April 13, 2004 to January 24, 2020
	Taiwan / 162533	September 01, 2002 to January 19, 2021
	PRC / 01116886.2	January 12, 2005 to January 22, 2021
Integrated PC card host controller for the detection and operation of a plurality of expansion cards	U.S. / 6,470,284	October 22, 2002 to March 28, 2020
	U.S. / 6,807,597	October 19, 2004 to July 14, 2020
	U.S. / 6,718,274	April 06, 2004 to April 19, 2020
	Europe / 1074918	November 02, 2005 to August 01, 2020
	France / 1074918	November 02, 2005 to August 01, 2020
	Germany / 60023608.0	November 02, 2005 to August 01, 2020
	Japan / 3667199	April 15, 2005 to July 10, 2020
	Italy / 1074918	November 02, 2005 to August 01, 2020
	UK / 1074918	November 02, 2005 to August 01, 2020
	PRC / 00121208.7	September 21, 2005 to August 04, 2020
Enhanced power switch device enabling modular USB PC cards	UK / 2398403	August 18, 2005 to August 02, 2023
DC-to-DC converter with improved transient response	U.S. / 6,459,602	October 01, 2002 to April 25, 2021
	U.S. / 6,678,178	January 13, 2004 to June 15, 2021
	U.S. / 6,813,173	November 02, 2004 to April 25, 2021

Patent Description	Jurisdiction/Registration Number	Period of Validity
	Taiwan / I239135	September 01, 2005 to June 01, 2024
	PRC / 200420069583.5	December 28, 2005 to June 25, 2014
Reconfigurable flash media reader system	U.S. / 6,779,059	August 17, 2004 to March 10, 2022
	UK / GB2383169	December 29, 2004 to August 21, 2022
PCI-PCMCIA smart card reader	U.S. / 6,826,628	November 30, 2004 to January 23, 2023
High precision analog to digital converter	U.S. / 6,744,394	June 01, 2004 to May 10, 2022
	Taiwan / I246826	January 01, 2006 to May 08, 2023
Fast transient charging circuit	U.S. / 6,597,153	July 22, 2003 to June 03, 2022
Auxiliary alarm clock system for a personal computer	Taiwan / I240158	September 21, 2005 to June 01, 2024
System and method capable of off loading converter / controller-specific tasks to a system microprocessor	U.S. / 6,941,405	September 06, 2005 to January 08, 2023
Circuit structure for driving a plurality of cold cathode fluorescent lamps	U.S. / 6,781,325	August 24, 2004 to March 07, 2023
	Taiwan / 206960	June 21, 2004 to February 25, 2023
	PRC / 200320104332.1	June 29, 2005 to November 12, 2013
Inverter controller	U.S. / 6,809,938	October 26, 2004 to May 06, 2022
	U.S. / 6,856,519	February 15, 2005 to July 21, 2022
	U.S. / 6,900,993	May 31, 2005 to May 06, 2022
Enabling circuit for avoiding negative voltage transients	U.S. / 6,756,769	June 29, 2004 to July 26, 2022
	U.S. / 6,949,912	September 27, 2005 to June 20, 2022

Patent Description	Jurisdiction/Registration Number	Period of Validity
	U.S. / 6,906,497	June 14, 2005 to June 20, 2022
Compensating capacitive multiplier	U.S. / 6,812,778	November 02, 2004 to January 27, 2023
Controller and driving method for power circuits, electrical circuit for supplying energy and display device having the electrical circuit	U.S. / 6,778,415	August 17, 2004 to February 06, 2023
	Taiwan / I233074	May 21, 2005 to January 19, 2024
	PRC / 200420001220.8	May 04, 2005 to January 20, 2014
Controlled circuit supplying energy to a display device	U.S. / 6,999,328	February 14, 2006 to July 11, 2023
Inter-stage coupling in multistage amplifiers	U.S. / 6,812,796	November 02, 2004 to February 18, 2023
	Taiwan / 1240482	September 21, 2005 to February 16, 2024
Transimpedance amplifier with feedback resistive network	U.S. / 6,812,795	November 02, 2004 to February 11, 2023
Sequential burst mode activation circuit	U.S. / 6,501,234	December 31, 2002 to May 04, 2021
	U.S. / 6,707,264	March 16, 2004 to January 09, 2021
	Taiwan / 180076	June 01, 2003 to December 27, 2021
	PRC / 02800053.6	October 12, 2005 to January 04, 2022
	Korea / 0537534	December 12, 2005 to January 09, 2021
Portable computer and docking station having charging circuits with remote power sensing capabilities	U.S. / 6,888,338	May 03, 2005 to February 03, 2023
Buffer battery power supply system	U.S. / 6,246,215	June 12, 2001 to March 08, 2019
	Taiwan / 150898	February 01, 2002 to August 31, 2020

Patent Description	Jurisdiction/Registration Number	Period of Validity
Battery over voltage and over current protection circuit and adjustable adapter current unit circuit	Taiwan / I240474	September 21, 2005 to September 04, 2023
	U.S. / 6,989,981	January 24, 2006 to June 18, 2023
	PRC / 03159465.4	May 25, 2005 to September 25, 2013
Buffer battery power supply system (cell phone)	U.S. / 6,326,771	December 04, 2001 to March 08, 2019
	Japan / 3428955	May 16, 2003 to August 25, 2020
Low power CD-rom player for portable computers	PRC / 99103219.5	December 01, 2004 to March 26, 2019
	Japan / 3742835	November 25, 2005 to March 19, 2019
Battery pack and a battery charging / discharging circuit incorporating the same	Taiwan / M264662	May 11, 2005 to April 29, 2014
	U.S. / 6,850,039	February 01, 2005 to July 13, 2023
Controller for DC to DC converter	Taiwan / I238588	August 21, 2005 to November 02, 2023
	Taiwan / 1243977	November 21, 2005 to November 25, 2023
	U.S. / 6,844,710	January 18, 2005 to March 14, 2023
	U.S. / 6,965,221	November 15, 2005 to March 14, 2023
	PRC / 200320100620.X	May 25, 2005 to November 12, 2013
Pre-boot security controller	Europe / 1001331	August 11, 2004 to November 03, 2019
	France / 1001331	August 11, 2004 to November 03, 2019
	Germany / 1001331	August 11, 2004 to November 03, 2019
	Italy / 1001331	August 11, 2004 to November 03, 2019
	Taiwan / 135895	May 28, 2001 to November 17, 2019

Patent Description	Jurisdiction/Registration Number	Period of Validity
	UK / 1001331	August 11, 2004 to November 03, 2019
	Japan / 3671196	April 28, 2005 to November 05, 2019
High-efficiency cold-cathode fluorescent lamp power supply	Japan / 3533405	March 19, 2004 to March 27, 2017
	Taiwan / 094569	May 01, 1998 to November 27, 2016
	Europe / 0802702	September 06, 2000 to April 07, 2017
	France / 0802702	September 06, 2000 to April 07, 2017
	Germany / 69702998	September 06, 2000 to April 07, 2017
	UK / 0802702	September 06, 2000 to April 07, 2017
	U.S. / 5,619,402	April 08, 1997 to April 16, 2016
Adaptive LCD power supply circuit	U.S. / 6,873,322	March 29, 2005 to March 06, 2023
Enhanced protocol conversion system	Taiwan / I243337	November 11, 2005 to August 19, 2022
Integrated PC host controller for the detection and operation of a plurality of expansion cards	Taiwan / 155891	May 11, 2002 to August 01, 2020
Dual mode controller for ISO7816 and USB enabled smart cards	Taiwan / I229293	March 11, 2005 to February 19, 2023
	PRC / 03105419.6	December 28, 2005 to February 20, 2023
	U.S. / 6,913,196	July 05, 2005 to October 17, 2022
Launch key, low power CD ROM player for portable computers	Taiwan / 149246	January 01, 2002 to August 23, 2020
	U.S. / 6,349,386	February 19, 2002 to August 22, 2020
PC card controller with advanced power management reset capabilities	Taiwan / 162286	August 21, 2002 to December 03, 2020

Patent Description	Jurisdiction/Registration Number	Period of Validity
	U.S. / 6,675,303	January 06, 2004 to November 13, 2021
Smart card virtual hub	Taiwan / 192896	December 21, 2003 to June 28, 2021
	U.S. / 6,978,335	December 20, 2005 to July 24, 2022
Pre-boot authentication system	Taiwan / I221580	October 01, 2004 to May 16, 2022
	PRC / 200420003870.6	February 02, 2005 to February 26, 2014
	U.S. / 7,000,249	February 14, 2006 to June 22, 2023
	UK / 2391983	August 10, 2005 to May 10, 2022
Passive flash media adaptor system	Taiwan / I220964	September 11, 2004 to August 19, 2022
Lamp driving topology	Taiwan / 206203	June 21, 2004 to October 21, 2022
	U.S. / 6,559,606	May 06, 2003 to October 23, 2021
Personal computer integrated with personal digital assistant functionality	Taiwan / I220202	August 11, 2004 to March 27, 2023
Power conservation techniques for a digital computer	Taiwan / 204749	June 11, 2004 to February 23, 2023
Digital computer utilizing buffer to store and output data to play real time applications enabling processor to enter deep sleep state while buffer outputs data	U.S. / 6,968,468	November 22, 2005 to October 26, 2023
Battery cell monitoring and balancing circuit	Taiwan / M259389	March 11, 2005 to May 13, 2014
	Taiwan / I237917	August 11, 2005 to May 13, 2024
	PRC / 200420065712.3	July 20, 2005 to June 18, 2014
Charging circuit for parallel charging in multiple battery systems	Taiwan / I231081	April 11, 2005 to December 04, 2023
	PRC / 200420006064.4	May 04, 2005 to March 26, 2014

Patent Description	Jurisdiction/Registration Number	Period of Validity
Circuit and method for trimming locking of integrated circuits	Taiwan / M261836	April 11, 2005 to May 05, 2014
	Taiwan / I242281	October 21, 2005 to May 05, 2024
	U.S. / 6,882,214	April 19, 2005 to July 29, 2023
Low power CD-Rom player for portable computers	Taiwan / I130953	May 01, 2001 to March 24, 2019
Computer system adapted to play audio files and method of playing audio files on a computer system	Taiwan / I236600	July 21, 2005 to November 29, 2021
Machine-readable medium, personal computer adapted to function as a decompressed audio player and adapted to play audio files and method of operating a personal computer	Taiwan / I242149	October 21, 2005 to September 30, 2022
Inverter controller with automatic brightness adjustment circuitry	PRC / 200320103922.2	October 19, 2005 to October 22, 2013
Integrated power supply for an LCD panel	PRC / 200320101521.3	August 17, 2005 to October 21, 2013
Test card for multiple functions testing	PRC / 200420036365.1	December 14, 2005 to April 12, 2014
DC to DC controller with inrush current protection	PRC / 200420051116.X	November 16, 2005 to April 29, 2014
Reduced CardBus controller	PRC / 200320101510.5	July 13, 2005 to October 20, 2013
Differential load driver circuits	PRC / 200420067898.6	December 14, 2005 to July 02, 2014
Power management topologies	PRC / 200320128530.1	May 25, 2005 to December 17, 2013
Computer system having entertainment mode capabilities	PRC / 200420074125	September 14, 2005 to September 09, 2014
Power supply for an LCD panel	Taiwan / I242177	October 21, 2005 to April 08, 2024
	PRC / 200320101578.3	December 15, 2004 to October 23, 2013

Patent Description	Jurisdiction/Registration Number	Period of Validity
	U.S. / 6,936,975	August 30, 2005 to April 19, 2023
Integrated expansion card	Taiwan / I246008	December 21, 2005 to February 20, 2022
VPN and firewall integrated system	UK / 2407464	December 14, 2005 to September 08, 2023
Low-power audio CD player for portable computers	U.S. / 6,895,448	May 17, 2005 to March 02, 2022
Phase shifting and PWN driving circuits and methods	U.S. / 6,897,698	May 24, 2005 to May 30, 2023

As at the Latest Practicable Date, the Group had applied for registration of the following patents and such applications are still being processed. All references to "PCT" in the "Jurisdiction/Application Number" column below refer to patents filed under the Patent Cooperation Treaty.

Patent	Jurisdiction/Application Number
Integrated PC card host controller for the detection of a plurality of expansion card	Canada / 2,313,583 U.S. / 10/655,336 U.S. / 10/724,446 Taiwan / 91121167
Balanced power supply circuit for multiple cold-cathode fluorescent lamps	PRC / 00803711.6
High-side current sensing smart battery charger(intelligent charger)	Japan / 2000-360309
"Look-ahead closed-loop" thermal management	Japan / 2000-324716
High-efficiency adaptive DC/AC converter	Japan / 2001-8143 Korea / 2001-1901 U.S. / 10/132,016 U.S. / 10/935,629 PRC / 01102605.7
Integrated circuit for lamp heating and dimming control	Europe / 01924584.4
Audio controller for portable electronic devices	U.S. / 10/658,229 PRC / 01806761.1 Europe / 01907209.9 Japan / 2001-560770 Korea / 2002-7010626
Controller for portable electronic devices	PRC / 200410031294 PCT / US04/009556 Taiwan / 93103767 U.S. / 11/148,854 Japan / US2004/009556

Patent	Jurisdiction/Application Number
Power management for battery powered appliances	Europe / 04006551.8 Japan / 2004-87906 Korea / 2004-0019300 U.S. / 10/685,043 PRC / 200410028716.9 Taiwan / 093106963
Integrated PC card host controller for the detection and operation of a plurality of expansion cards	U.S. / 10/819,246
Divided inductor DCR current sensing	U.S. / 60/720,754
GPS application using network assistance	U.S. / 60/714,890
Short range wireless tracking and event notification system for portable devices intelligent communication	U.S. / 60/726,007
Battery charge/discharge control circuit	U.S. / 60/723,904
Controller circuitry for light emitting diodes	U.S. / 11/247,831
Keypad backlight LED array dimming control of portable devices	U.S. / 60/726,841
Integrated parametric battery fuel gauge meter	U.S. / 60 /732,560
Low power digital audio decoding/playing system for computing devices	PRC / 01807704.8 PRC / 02154511.1 PRC / 03164964.5 PRC / 03237555.7 Europe / 01990754.2 Europe / 02766452.3 Europe / 03772071.1 Korea / 2002-7013240 Korea / 2002-60344 Japan / 2002-546339 Japan / 2003-533091 PCT / US03/23774 U.S. / 09/921,171 U.S. / 10/208,728 U.S. / 10/272,740 U.S. / 10/406,949 U.S. / 60/698,298
Voltage mode, high accuracy battery charger	PRC / 02809410.7 Japan / 2003-522208
Power management circuit	Japan / 2004-201170 PRC / 200410063800 PRC / 200420005985 U.S. / 10/757,871 Taiwan / 93119736
Smart card virtual hub	PRC / 01813496.3 U.S. / 09/878,007

Patent	Jurisdiction/Application Number
DC-to-DC converter with improved transient response	U.S. / 10/648,085 U.S. / 10/975,711 PRC / 200410061844
Reconfigurable flash media reader system	U.S. / 10/919,932 PRC / 02152905.1 Taiwan / 91118832 UK / GB0328792.7
Passive flash media adapter system	Japan / 2002-239451 PRC / 02152904.3
Lamp driving topology	PRC / 02809792.0
Power conservation techniques for a digital computer	PRC / 03106337.3 U.S. / 10/082,782 U.S. /11/241,659
Dual mode controller for ISO 7816 and USB enabled smart cards	U.S. / 11/175,102
High precision analog to digital converter	U.S. / 10/838,563 U.S. / 11/141,124 PRC / 03810567.5 PCT / US03/13166 Europe / 03721907.8
Phase shifting and PWM driving circuits and methods	U.S. / 11/130,003
Low pass filter	U.S. / P60/751,625
Battery pack and a battery charging/discharging circuit incorporating the same	Japan / 2004-136485 PRC / 200410038556 Taiwan / 093112137 PRC / 200420048943.3
Circuit structure for driving a plurality of cold cathode fluorescent lamps	U.S. / 10/924,585 PRC / 200310103076
Inverter controller	Japan / 2003-128362 U.S. / 10/690,103 PRC / 03104111.6 Taiwan / 91119852 Korea/2003-28509
Controller for DC to DC converter	PRC / 200380103160.9 PRC / 200310114308 Europe / 03768919.7 PCT / US2003/036095 PCT / US2003/035778 Japan / 2005/507156 U.S. / 11/037,598 U.S. / 11/269,951

Patent	Jurisdiction/Application Number
Battery over voltage and over current protection circuit and Adjustable adapter current limit circuit	U.S. / 10/279,345
DC to DC controller with inrush current protection	PRC / 200410036659 Taiwan / 093112786 U.S. / 10/431,815
Reduced CardBus controller	PRC / 200310101823 Taiwan / 92120866 U.S. / 10/463,494
Battery cell monitoring and balancing circuit	Japan / 2004-181305 Korea / 2004-0045370 PRC / 200410059734 U.S. / 10/464,973
Selector circuit for power management in multiple battery systems	Japan / 2004-34107 Japan / US2004/010009 PRC / 200410003934 PRC / 200420042411 PRC / 200410045370 PRC / 200420059114 PCT / US2004/003781 PCT / US2004/010009 Taiwan / 93102766 U.S. / 11/093,687 U.S. / 11/234,881 Europe / 04801781.8
Controller and driving method for power circuits, electrical circuit for supplying energy and display device having the electrical circuit	Korea / 2004-0004332 PRC / 200410002506 Japan / 2004-14898 U.S. / 10/756,007
Inverter controller with automatic brightness adjustment circuitry	Japan / 2004-31303 PRC / 200310102869 Taiwan / 093102784 U.S. / 10/360,412
Split media card controller architecture	U.S. / P60/748,383
Inverter controller with feed-forward compensation	U.S. / 11/199,906 PRC / 200520105005.7 PRC / 200510088073.1
Open lamp detection in an EEFL backlight system	U.S. / 11/216,650
Apparatus and method for regulating white LEDs	U.S. / 11/254,467
Battery gas gauge	PRC / 200410098731 PRC / 200420058590 Taiwan / 93138199 U.S. / 10/878,070 U.S. / 60/563,163 Japan / 2005-120358

Patent	Jurisdiction/Application Number
Inter-stage coupling in multistage amplifiers	Japan / 2004-40421 PRC / 200410005561
Transimpedance amplifier with feedback resistive network	Japan / 2004-034108 PRC / 200410003935 Taiwan / 093102783
Charging circuit for parallel charging in multiple battery systems	PRC / 03801413.0 Japan / 2005-510056 PCT / US2003/041117 U.S. / 10/648,891 Europe / 03814354.1
Test card for multiple functions testing	PRC / 200410032812 Taiwan / 93109965 U.S. / 10/819,571
Sequential burst mode activation circuit	Japan / 2002-557170 Korea / 2002-7011835 U.S. / 10,802,901 PRC / 02800053.6
Power supply for an LCD panel	PRC / 200310101780 PRC / 200310101722 U.S. / 10/397,023 U.S. / 11/111,642
Auxiliary alarm clock system for a personal computer	PRC / 2004100484311 PRC / 200420066967.1 U.S. / 10/692,211
Buffer battery power supply system	PRC / 01102018.0
Differential load driver circuits	PRC / 03123949.8 Korea / 2004-0037700 Japan / 2004-156764 Taiwan / 093102508 U.S. / 10/624,260
Enhanced CCID circuits and systems utilizing USB and PCI functions	U.S. / 11/225,145
Controller for a DC to DC converter having linear mode and switch mode capabilities	U.S. / 11/057,913
Power supply topologies for inverter operations and power factor correction operations	U.S. / 11/216,912
Parallel correlation implementation using hybrid correlation in spread-spectrum communication	U.S. / 11/227,290 PRC / 200510098921.7 PRC / 200520122462.7
Battery state monitoring circuit with low power consumption during a stand-by-state of a battery pack	U.S. / 11/234,908

Patent	Jurisdiction/Application Number
Battery pack current monitoring	U.S. / 11/235,583
Method for extended transmission capabilities of short message service	U.S. / 11/165,860
Power management topologies	Korea / 2004-0040629 Korea / 2004-0051380 PRC / 200310123121 PRC / 200410062105 Europe / 04002904.3 Europe / 04014686.2 Japan / 2003-354266 Japan / 2004-194913 Taiwan / 92130623 Taiwan / 93119744 U.S. / 10/812,802
Computer system having entertainment mode capabilities	Japan / 2004-163770 Korea / 2004-0032214 Europe / 04010637.9 Taiwan / 093102505 U.S. / 10/733,781
Circuit and method for trimming circuits	Europe / 01400157.2 Japan / 2001-12344 U.S. / 10/763,557
Launch key, low power CDROM player for portable computers	Europe / 00957694.3 Japan / 2001-519435 PCT / US00/23103
Secure personal identification system	Europe / 04 020 852.2 Taiwan / 093133353 U.S. / 10/286,018
Personal computer integrated with personal digital assistant functionality	Europe / 03716541.2 Japan / 2003-581049 PCT / US03/07749 U.S. / 10/164,361 PRC / 03807286.6 U.S. / 10/108,768
Pre-boot security controller	Japan / H11-352172 U.S. / 09/429,174 U.S. / 10/969,749
Brightness control system	Japan / 2004-368294 Korea / 2004-0099006 PRC / 200510000560.8 PRC / 200520000601.9 Taiwan / 93140955 U.S. / 10/754,987

Patent	Jurisdiction/Application Number
Current mode stand alone battery charger controller	U.S. / 11/283,087
Serial Powering of an LED string	U.S. / 11/282,097
Single pin for multiple functional control purposes	U.S. / 11/273,292
Fixed frequency parametric Ton/Toff DC/DC converter	U.S. / P60/736,759
Enhanced display system with DVC connectivity	U.S. / P60/748,649
System and method for enhancing a standard secure digital bus interface	U.S. / P60/742,960
Novas Hybrid positioning technology using terrestrial digital broadcasting signal (DBS) and global positioning system (GPS)	U.S. / P60/736,725
Enabling circuit for avoiding negative voltage transients	Korea / 2005-7000685 PCT / 2004/030204 Taiwan / 94101024 U.S. / 11/142,505 PRC / 200510002142.2 PRC / 200520000863.5
Vertically integrated card housing	PCT / US01/27637
Level shifting and level-shifting amplifier circuits	PCT / US03/22675
Enhanced protocol conversion system	U.S. / 11/219,927
Enhanced power switch device enabling modular USB PC cards	Taiwan / 92120867
Circuit and method for trimming locking of integrated circuits	PCT / US2004/014981 PRC / 2004 80012585.3
Method for transferring PC card controller terminals to a power switch device	Taiwan / 93132645 UK / 0515446.3
PC card controller with reduced number of terminals	PRC / 200480001768.5 PCT / US2004/035258 U.S. / 10/970,891
System and method for coupling a PC card to a computer system	Taiwan / 93134736
Digital camera capable of brightness and contrast control	Taiwan / 93138470 U.S. / 10/819,369 Japan / 2005-110170 Korea / 2005-0027897 PRC / 200510063086.3 PRC / 200520011624.X

Patent	Jurisdiction/Application Number
VPN and firewall integrated system	UK / 0407094.2 U.S. / 10/658,561 PRC / 03821176.9 PCT / US03/028065
Low power CD-ROM player for portable computers	U.S. / 10/806,529 Europe / 99301798.7 Japan / 11-116968
Low-power audio CD player for portable computers	U.S. / 11/026,697 Taiwan / 091109153 Korea / 2002-29967
Liquid crystal display system with lamp feedback	U.S. / 10/870,750 Taiwan / 94102201 Japan / 2005-140410 PRC / 200510008141.9 PRC / 200520000601.9
Intelligent adapter	U.S. / 10/055,810
Flexible buck converter to generate an output voltage higher or lower than an input voltage	U.S. / 11/177,965
System and method for auto-configuring a telecommunication device with an embedded controller	U.S. / 11/068,467
Robust and economic solution for FPGA bit file upgrade	U.S. / 11/207,355 UK / 0520855.8
PC card controller with advanced power management reset capabilities	U.S. / 10/752,149
Pre-boot authentication system	Japan / 2002-591971 PRC / 02813296.3 UK / 0326535.2 PCT / US02/15047 U.S. / 11/220,345
PCI-PCMCIA smart card reader	U.S. / 10/999,506
Digital PWM generator	U.S. / 10/254,429
Compensated self-biasing current generator	U.S. / 10/431,814
Driving circuit for multiple cold cathode fluorescent lamps backlight applications	U.S. / 10/898,421
Circuits capable of trickle precharge and/or trickle discharge	U.S. / 10/832,621 Taiwan / 94104238 Japan / 2005-87264 PRC / 200510056993.5 PRC / 200520009078.6

Patent	Jurisdiction/Application Number
Over voltage transient controller	U.S. / 10/832,620 Taiwan / 94104237 Japan / 2005-90074 PRC / 200510056995.4 PRC / 200520009079.0
Secondary battery protection circuit with over voltage transient protection (Acara C)	U.S. / 10/879,655 Taiwan / 94108842 PCT / US05/009803
Expresscard power switch device with enhanced communications paths and security functions	U.S. / 11/009,308 PCT / US2004/042262 Taiwan / 93138611 PRC / 200480001555.2
Low dropout voltage regulator	U.S. / 10/786,799 Taiwan / 94104073 Japan / 2005-52077 Korea / 2005-0016167 PRC / 200510008940.6 PRC / 200520004965.4
Low dropout voltage regulator with enhanced frequency compensation	U.S. / 11/135,180 PRC / 200510068352.1 PRC / 200520018955.6
Single pin for multiple functional control purposes	Europe / 06002790.1
Low dropout voltage regulator with common-mode feedback	U.S. / 11/172,444
Light detecting device	U.S. / 11/242,407
Pulse translation method from low to high voltage level in half and full bridge application	U.S. / 11/015,044
Protection for external electrode fluorescent lamp system	U.S. / 10/923,188 Taiwan / 94117199 Japan / 2005-239166 Korea / 2005-0075544 PRC / 200510089982.7
Break-before-make sensing for driver	U.S. / 10/885,847 Taiwan / 94122610 PRC / 200510084474.X PRC / 200520113104.X Taiwan / 94114234 Taiwan / 94114235 Taiwan / 94114236 Japan / US05/013862 PCT / US2005/013874
Cordless power tool with a protected weak link element	U.S. / 11/110,256

Patent	Jurisdiction/Application Number
Switch reduction in a cordless power tool	U.S. / 11/110,407 Europe / US05/13874 Europe / 05009394.7 Japan / 2005-134664
Cordless power tool with tool identification circuitry	U.S. / 11/110,255 Europe / US05 / 13862 PCT / US05/013862
Circuitry and control method for charging capacitive loads	U.S. / 10/943,322 Taiwan / 94104009 Japan / 2005-111233 Korea / 2005-0030645 PRC / 200510066134.4 PRC / 200520016971.1
Power management for digital devices	U.S. / 11/026,801 Taiwan / 94110550 Japan / 2005-117571 Korea / 2005-0031568 PRC / 200510064593.9 PRC / 200520015954.6
Controller for power converter	U.S. / 11/026,725 Taiwan / 94104098 PCT / US2005/004358 PRC / 200510007637.4 PRC / 200520002157.4
Power management system	U.S. / 10/928,285 Taiwan / 94114554 PRC / 200510070603.X PRC / 200520018955.6
Boost converter	U.S. / 10/944,263 Taiwan / 94104046 Japan / 2005-165988 Korea / 2005-0049343 PRC / 200510075646.7 PRC / 200520111214.2
Digital camera with photoflash controller	U.S. / 11/053,215 Japan / 2005/237826 Korea / 2005/0079612 PRC / 200510093434.1 PRC / 200520106646.4
Low noise charging method and device for portable devices	U.S. / 11/114,691 Taiwan / 94134767 Taiwan / 94125209 PRC / 200510125718.4 PRC / 200520142280.6
Parallel powering of portable electrical devices	Taiwan / 95101936 U.S. / 11/283,088

Patent	Jurisdiction/Application Number
Integrated circuit having reduced PIN count	Taiwan / 94147254 U.S. / 11/068,245
Apparatus capable of providing power to light source, the system and method thereof	Taiwan / 94122609
Integrated circuit capable of synchronization signal detection	U.S. / 11/050,528 Japan / 2005-264350 Korea / 2005-0085578
Power converter	Taiwan / 94104104 U.S. / 10/775,275 U.S. / 11/027,411 PCT / US2005/004033 PRC / 200510007638.9 PRC / 200520002159.3
Electrical connector apparatus providing multiple output voltages	Taiwan / 94138168
Power control circuitry to automatically detect a type of variable output DC power source	Taiwan / 95101940 Europe / 05011428.9 U.S. / 11/113,532
Parallel correlator implementation using block integration for spread-spectrum communication	Taiwan / 94147575 U.S. / 11/172,443 PRC / 200510081546.5 PRC / 200520111706.1
Non-contact secure printing	Taiwan / 94118111 Taiwan / 94146075 U.S. / 11/137,897 PCT / US2005/019546
Controller for DC to DC converter having linear mode and switch mode capabilities	Taiwan / 94137117 U.S. / 11/250,048
Non-common ground series bus physical layer implementation	Taiwan / 95102721 U.S. / 11/282,426 Japan / 2006-27492 Europe / 06002356.1 PRC / 200610002207.8 PRC / 200620001725.3
Highly efficient driving of photoflash diodes using low and fixed voltage drop-out current sink	Taiwan / 94141688 U.S. / 11/148,529 Europe / 05015930.0 Japan / 2005-306371 Korea / 2005-0114142 PRC / 200510124244.1 PRC / 200520141984.1
Lamp current balancing topologies	U.S. / 11/253,918

Patent	Jurisdiction/Application Number
Integrated circuit capable of enhanced lamp ignition	U.S. / 11/105,260
Sense amplifier for use with wake-up charging current	U.S. / 11/102,135
Switch reduction in a cordless power tool	PRC / 200510068340.9 PRC / 200520018140.8
Compact DC/DC adapter for multiple mobile devices	PRC / 200510118388.6 PRC / 200520132088.9
Low-voltage, low drop-out voltage regulator with common mode feedback operational amplifier	PRC / 200510080154.7 PRC / 200520112524.6
Extend SMS capabilities method	PRC / 200510079940.5
DC to DC with 2DO and PWM converter compatibility	PRC / 200510116610.9 PRC / 200520129595.7

(b) **Trademarks**

As at the Latest Practicable Date, we had registered the following trademarks

Trademarks	Jurisdiction of Registration	Registration Number	Expiry Date
AudioDJ®	U.S.	2474829	August 07, 2011
	PRC	1513904	January 27, 2011
	Europe	1713445	June 19, 2009
	Japan	4424963	October 20, 2010
	Taiwan	922571	December 31, 2010
BATTERY CRISIS MANAGEMENT®	U.S.	2213231	December 22, 2008
	Taiwan	935511	March 15, 2011
BREATHING LIFE INTO MOBILITY®	U.S.	2577340	June 11, 2012
	PRC	1713935	February 13, 2012
	Japan	4584757	July 12, 2012
	Europe	1946987	November 09, 2010
	Taiwan	1014624	September 15, 2012
BREATHING LIFE INTO MOBILITY®	U.S.	2786405	November 25, 2013
	PRC	4100125	
Express Switch	Taiwan	1148244	April 15, 2015
ExpressSwitch®	U.S.	2,982,134	August 02, 2015
INTELLIGENTDJ®	U.S.	2684699	February 04, 2013
INTELLIGENT INVERTER®	U.S.	2568619	May 07, 2012
	Taiwan	1006811	July 15, 2012
O2MICRO (design)®	U.S.	2710421	April 29, 2013
	PRC	1738390	March 27, 2012
	Europe	1946375	November 09, 2010
	Japan	4615591	October 25, 2012
	Taiwan	1009398	May 15, 2012

Trademarks	Jurisdiction of Registration	Registration Number	Expiry Date
O2MICRO, plus design®	U.S.	2812901	February 10, 2014
O2MICRO®	U.S.	2575266	June 04, 2012
	PRC	1713934	February 13, 2012
	Japan	4584758	July 12, 2012
	Taiwan	998197	May 15, 2012
O2MICRO, stylized®			
O2MICRO SMART CARD ENABLED®	U.S.	2730567	June 24, 2013
ROYER RAPTOR™	PRC	3172644	June 20, 2013
	Taiwan	1040326	April 15, 2013
PO_2WER®	PRC	2023786	March 27, 2015
	Europe	2105179	February 15, 2011
	Japan	4689995	July 11, 2013
S.A.F.E. TECHNOLOGY®	U.S.	2585712	June 25, 2012
	Taiwan	970044	November 15, 2011
SmartCardBus®	PRC	1646561	October 06, 2011
	U.S.	2424225	January 23, 2011
	Europe	1764497	July 18, 2010
	Taiwan	1000645	May 31, 2012
SmartCardSensing®	PRC	1646562	October 06, 2011
	U.S.	2530864	January 15, 2012
	Taiwan	1007089	May 31, 2012
SuperDJ®	U.S.	2667316	December 24, 2012
	PRC	1915681	November 27, 2012
	Taiwan	1014847	September 15, 2012
ULTRA EFFICIENT®	U.S.	2608784	August 20, 2012

As at the Latest Practicable Date, the Group had applied for registration of the following trademarks and such applications are still being processed.

Trademarks	Jurisdiction of Registration	Application Number
DigitalLasertrim™	U.S.	78/020,586
Phase-on-Demand™	U.S.	78/199,109
PO2WER-ON-DEMAND	U.S.	78/442,529
	PRC	4435921
	Japan	2004-109020
	Taiwan	093055397
ResponsiveCommand	U.S.	78/635,063
	Europe	4476834
	Taiwan	094026469
	PRC	4733437

Trademarks	Jurisdiction of Registration	Application Number
Cool Charge	U.S.	78/629,348
	Europe	4463733
	Taiwan	94025715
	PRC	4733438
Security logo Bug	U.S.	78/656,841
	Taiwan	94034650
	PRC	4948216
Breathing Life into Security	U.S.	78/658,567
	Taiwan	94034376
	PRC	4948217
Cool Charge & Device	Taiwan	94040550
SifoWorks	Taiwan	94058873
	U.S.	78764856
	Europe	4766929
	Korea	40-2005-0058237
	Japan	2005-115144
	Russia	2005731409
Succendo	Taiwan	94058025
	U.S.	78762017
	Europe	4758298
	Korea	40-2005-0058234
	Japan	2005-114621
	Russia	2005731114
SifoScopes	Taiwan	95002748
	U.S.	78792703
凹凸	PRC	4772208
凹凸科技	PRC	4772209
	Taiwan	94030539

DISCLOSURE OF INTERESTS

Interest of Directors in our share capital

So far as the Directors are aware, immediately following the Introduction and taking no account of any Shares which may be allotted and issued pursuant to the Equity Incentive Plans of the Company, the interests or short positions of the Directors in the Shares or underlying Shares and debentures of our Company and its associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which will be required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules to be notified to us and the Stock Exchange, or which will be required, pursuant to section 352 of the SFO to be entered in the register referred to therein, once the Shares are listed, will be as follows:

Name of Director	Name of Corporation	Nature of interest	Total number of Shares	Approximate percentage interest in our Company[9]
Sterling Du	O2Micro International Limited	Personal Interest[1]	116,085,000	5.94%
		Interest of Child under 18	29,907,500	1.53%
Chuan Chiung "Perry" Kuo	O2Micro International Limited	Personal Interest[2]	18,687,500	0.96%
James Elvin Keim	O2Micro International Limited	Personal Interest[3]	15,844,400	0.81%
		Corporate Interest[3]	10,420,000	0.53%
Michael Austin	O2Micro International Limited	Personal Interest[4]	4,450,000	0.23%
Geok Ling Goh	O2Micro International Limited	Personal Interest[5]	3,400,000	0.17%
Keisuke Yawata	O2Micro International Limited	Personal Interest[6]	3,375,000	0.17%
Lawrence Lai-Fu Lin	O2Micro International Limited	Personal Interest[7]	3,000,000	0.15%
Xiaolang Yan	O2Micro International Limited	Personal Interest[8]	3,000,000	0.15%

Notes:

1. Mr. Du beneficially owns 107,992,500 Shares. In addition, Mr. Du holds options to purchase an aggregate of 38,000,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
2. Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 12,750,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
3. Mr. Keim and his spouse jointly and beneficially own 94,400 Shares. Mr. Keim holds options to purchase an aggregate of 15,750,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 10,420,000 Shares.
4. Mr. Austin has been granted options to purchase an aggregate of 4,450,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
5. Mr. Goh has been granted options to purchase an aggregate of 3,400,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
6. Mr. Yawata beneficially owns 653,500 Shares. In addition, Mr. Yawata holds options to purchase an additional 2,721,500 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
7. Mr. Lin has been granted options to purchase an aggregate of 3,000,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
8. Mr. Yan has been granted options to purchase an aggregate of 3,000,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
9. The above percentage figures are calculated based on the issued and outstanding share capital of the Company as at the Latest Practicable Date without taking into account any Shares which may be issued under our Equity Based Plans.

Interest of Senior Management in our share capital

So far as the Directors are aware, immediately following the Introduction and taking no account of any Shares which may be allotted and issued pursuant to the Equity Inventive Plans of the Company, the interests or short positions of the Senior Management in the Shares or underlying Shares and debentures of our Company and its associated corporations (within the meaning of Part XV of the SFO) will be as follows:

Name of Senior Management	Name of Corporation	Nature of Interest	Total number of Shares	Approximate percentage interest in our Company[3]
Ivan Chang	O2Micro International Limited	Personal interest[1]	2,478,650	0.13%
Johnny Chiang	O2Micro International Limited	Personal interest[2]	6,425,450	0.33%

Notes:

1. Mr. Chang owns 8,250 Shares. In addition, Mr. Chang holds options to purchase an aggregate of 2,470,400 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
2. Mr. Chiang owns 1,625,450 Shares. In addition, Mr. Chang holds options to purchase an aggregate of 4,800,000 Shares in our Company, if fully exercised. As at the date of this document, none of these options has been exercised.
3. The above percentage figures are calculated based on the issued and outstanding share capital of the Company as at the Latest Practicable Date without taking into account any Shares which may be issued under our Equity Based Plans.

Substantial Shareholders

Information on persons, not being Directors or the chief executive of the Company, who will have, immediately following the Introduction and taking no account of any Shares which may fall to be allotted and issued pursuant to the Equity Incentive Plans, an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to us under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Company, is set out in the section headed "Substantial Shareholders" of this document.

Particulars of service agreements

None of the Directors has entered into any service agreements with any member of the Group.

Directors' remuneration

Remuneration and benefits in kind of approximately US$626,000 in aggregate were paid and granted by the Group to the Directors in respect of the financial year ended December 31, 2005. Under the arrangements presently in force, the Directors will be entitled to receive remuneration which, for the year ending December 31, 2006, is expected to be approximately US$800,000, excluding the discretionary bonuses payable to the executive Directors. See also the section headed "Directors, Senior management and Staff — Directors' Remuneration".

Except as disclosed in this document, no Director in the promotion of the Company has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a Director, or otherwise for services rendered by him in connection with the promotion or formation of the Company.

Personal guarantees

Our Directors have not provided personal guarantees in favour of lenders in connection with banking facilities granted to us.

Agency fees or commissions received

Except as disclosed in this document, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any capital of any member of the Group within the two years ended on the date of this document.

EQUITY BASED PLANS

Share option schemes in place prior to the Introduction

Information relating to the Existing Equity Incentive Plans is set out in the section headed "Directors, Senior Management and Staff — Equity Based Plans" of this document.

Pursuant to Rule 17.02(1)(b) and paragraph 27 of Part A of Appendix I to the Listing Rules (the "Disclosure Requirements"), we are required to disclose the following details in this document if any person has, or is entitled to be given, an option to subscribe for Shares:

(a) the number, description and amount of the Shares to be subscribed for under the option;

(b) the consideration paid or payable for the grant of the option;

(c) the period during which the option is exercisable;

(d) the price to be paid for the Shares and/or other capital subscribed for under the option; and

(e) the names and addresses of the grantees of the options.

The purposes of the Existing Equity Incentive Plans are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. Options granted under the Existing Equity Incentive Plans have vesting periods ranging from four to eight years, with a percentage of the options vesting monthly or yearly. The vesting requirements of options granted under the Existing Equity Incentive Plans serve the purposes of the Existing Equity Incentive Plans by requiring employees, directors and consultants to remain employed by us for a certain minimum period of time before they are eligible to exercise their options. This provides an additional incentive for employees, directors and consultants to remain employed with us and contribute to our success. None of the options granted under any of the Existing Equity Incentive Plans has a performance target. The exercise price of options granted under our Existing Equity Incentive Plans is based on the fair market value of the Shares on the date of grant. This method of determination of the exercise price serves the purposes of the Existing Equity Incentive Plans because an employee, director or consultant will receive the benefit of an option grant only if the fair market value of the Shares increases while such employee, director or consultant remains employed by us. Accordingly, the options motivate and provide incentives to employees, directors and consultants to contribute to our success, which may increase the fair market value of our Shares .

Neither of the Existing Equity Incentive Plans involves the creation of a trust or trust assets and accordingly there are no trustees and therefore none of our directors serve as trustees. The directors are administrators of the Existing Equity Incentive Plans as described in "Directors, Senior Management and Staff — Equity Based Plans".

With respect to the value of all options granted under the Existing Equity Incentive Plans, we refer you to Footnote 16 of the Accountants' Report set out in Appendix I of this document, which describes the weighted average fair value for options granted during the years ended December 31, 2003, 2004 and 2005 in accordance with SFAS No. 123 under US GAAP accounting standards, which is calculated using the Black-Scholes option pricing model as prescribed by SFAS No. 123.

As at the Latest Practicable Date, there are 673 individual grantees who hold outstanding (that is, unexercised) options over 314,453,150 Shares (representing approximately 16% of our total issued and outstanding share capital) granted pursuant to the Existing Equity Incentive Plans ("Existing Options"). Accordingly, we have applied to and obtained from the Stock Exchange a waiver from strict compliance with the disclosure requirements of Rule 17.02(b) of, and paragraph 27 of Part A of Appendix 1 to, the Listing Rules on the grounds that full compliance with the Disclosure Requirements would be unduly burdensome for us in view of the current disclosure practice adopted by us in our annual reporting under U.S. securities laws and the large number of grantees for the Existing Options, on the condition that we disclose in this document the following information:

(a) a summary of Existing Equity Incentive Plans;

(b) in respect of Existing Options granted to the Directors and senior management, full details for each of the Directors and senior management of options granted which complies with all the relevant disclosure requirements under the Listing Rules;

(c) in respect of the Existing Options granted to consultants and employees, the aggregate number of grantees in each category, the number of Shares subject to the Existing Options, the exercise period and the exercise price of the Existing Options;

(d) the dilution effect and the impact on earnings per Share; and

(e) the aggregate number of outstanding Existing Options and the percentage of the Company's issued and outstanding share capital represented by such options.

As at the Latest Practicable Date, particulars of outstanding Existing Options granted to our (1) Directors, (2) senior management, (3) consultants and (4) employees are as follows:

Category	Total number of grantees in category	Number of Shares under outstanding Existing Options	% of total issued share capital	Exercise Period	Exercise Price (per Share)
Directors of our Company[(1)]					
Sterling Du	8	38,000,000	1.94	10/31/2001-12/30/2015	US$0.2036–US$0.2878
Chuan Chiung "Perry" Kuo		12,750,000	0.65	04/30/2001-12/30/2015	US$0.1808–US$0.3494
James Elvin Keim		15,750,000	0.81	04/30/2001-12/30/2015	US$0.162–US$0.3494
Michael Austin		4,450,000	0.23	10/16/1997-10/31/2011	US$0.0017–US$0.2878
Geok Ling Goh		3,400,000	0.17	01/21/2000-10/31/2011	US$0.13–US$0.2878
Keisuke Yawata		2,721,500	0.14	10/31/2001-10/31/2011	US$0.2878
Lawrence Lai-Fu Lin ..		3,000,000	0.15	06/30/2003-06/30/2013	US$0.3226
Xiaolang Yan		3,000,000	0.15	12/30/2005-12/30/2015	US$0.2036
Senior Management of our Company	2				
Ivan Chang		2,470,400	0.13	10/28/1999-12/30/2015	US$0.1175–US$0.4836
3F., No. 11-1, Lane 9, Ningbo E. St., Jhongjheng District, Taipei City 100, Taiwan					
Johnny Chiang		4,800,000	0.25	03/11/1999-12/30/2015	US$0.01–US$0.4836
No. 18-5, Lane 80, Guanghua 2nd St., Hsinchu City 300, Taiwan					
Consultants of our Company[(2)]	21	7,481,650	0.38	10/28/1999-10/31/2013	US$0.1300–US$0.4262
Employees of our Company[(3)]	642	216,629,600	11.09	04/30/1997-01/31/2016	US$0.0006–US$0.4836
Total number of Shares under outstanding Existing Options		**314,453,150**			

Notes:

1. Please see the section headed "Corporate Information" in this document for the addresses of the Directors.
2. None of these consultants is a connected person of the Company.
3. Includes grantees who are no longer employees of the Company.
4. A list of all the grantees under the Existing Equity Incentive Plans will be made available for public inspection.

No consideration was paid or is payable for the grant of any of the Existing Options.

Prior to the Introduction no individual grantee held options over Shares representing more than approximately 2.0% of the total issued share capital of the Company. No change is contemplated following the Introduction.

EQUITY BASED PLANS

1999 Employee Stock Purchase Plan

The following is a summary of the principal terms of the 1999 Employee Stock Purchase Plan (the "ESPP") which was adopted by the Board and Shareholders of the Company in October 1999 and amended in October 2005.

Summary of the ESPP

(a) Purpose of the ESPP

The purpose of the ESPP is to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of the Company's business.

(b) Who may join

All employees of the Company who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in the ESPP, subject to a 10-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impracticable their participation in the ESPP will not be eligible to participate.

(c) Purchase Rights

The ESPP is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions.

The ESPP will designate offer periods, purchase periods and exercise dates. Offer periods (and purchase periods) are 3 months in duration and commence on each February 1, May 1, August 1 and November 1. Exercise dates are the last day of each purchase period.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right will automatically be exercised at the end of the purchase period during which authorized deductions are to be made from the pay of participants and credited to their accounts under the ESPP. When the purchase right is exercised, the participant's withheld salary is used to purchase Shares. Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay and shall commence on the first day of each offer period.

Upon termination of a participant's employment relationship at a time more than three months from the next scheduled exercise date, the payroll deductions credited to such participant's account during the offer period but not yet used to exercise the option will be returned to such participant or, in the case of his/her death, to the person or persons entitled and such participant's option will be automatically terminated.

(d) Administration of the ESPP

The Board or a committee designated by the Board (the "Administrator") administers the ESPP. The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. In granting options under the ESPP to Directors (including independent non-executive Directors), the chief executive or substantial shareholders of the Company, or any of their respective associates, the Administrator shall comply with Rule 17.04 of the Listing Rules and shall, among other things, seek shareholder approval if a grant of options to a substantial shareholder or an independent non-executive director would result in the Shares issued, and to be issued upon exercise of all options already granted and to be granted to such person in the 12-month period up to and including the date of such grant, representing over 0.1% of the Shares in issue and have a value in excess of HK$5.0 million (based on the closing price of the securities at the date of each grant) in aggregate. Unless otherwise specified by the Administrator, there is no performance target that needs to be achieved by the participant before a purchase right can be exercised nor any minimum period for which a purchase right must be held before a purchase right can be exercised.

(e) ***Purchase Price***

The price per Share at which Shares are purchased under the ESPP will be expressed as a percentage not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right (which is the commencement of the offer period) or (ii) 90% of the fair market value of the Shares on the date the purchase right is exercised. We have obtained from the Stock Exchange a waiver from strict compliance with Listing Rule 17.03(9) relating to the discounted exercise price of option grants under the ESPP. We requested the waiver on the basis of the following reasons: the ESPP satisfies all other requirements of Chapter 17 of the Listing Rules except that the exercise price for the purchase of Shares will be at a discount to the market price of the underlying Shares on the date of grant; the ESPP is a plan designed to provide tax benefits to our U.S. employees; the price per Share at which Shares are to be purchased under the ESPP will be not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right, or (ii) 90% of the fair market value of the Shares on the date that the purchase right is exercised; the ESPP operates as a savings-related share purchase plan which enables employees to purchase Shares through payroll deduction; all of our employees who meet certain minimum work and hour requirements are eligible to participate in the ESPP; notwithstanding the fact that the plan is designed for U.S. tax benefit purposes, all employees are eligible to participate in the ESPP; and that we propose to maintain the listing of our Shares on the Nasdaq and the ESPP satisfies the requirements of the tax regulations in the U.S.

(f) ***Limit of the ESPP***

Subject to the terms of the ESPP, as at the Latest Practicable Date, the number of Shares available for issuance under the ESPP is 21,523,150 and such number of Shares shall not, when added to the remaining number of Shares available for the grant of options under the 2005 Stock Option Plan and any other plan of the Company (but not including the 2005 Share Incentive Plan), be greater than 10% of the number of Shares outstanding immediately following the listing of the Company's Shares on the Stock Exchange. Shares subject to options previously granted (including those outstanding, cancelled, lapsed or previously exercised) under the ESPP or any other share plan (but not including the 2005 Share Incentive Plan) of the Company will not be counted in calculating the number of Shares which may be issued under the ESPP and any other share incentive plan of the Company that is equal to 10% of the number of Shares then outstanding.

The maximum number of Shares which may be issued upon exercise of all outstanding options and purchase rights under the ESPP and under the 2005 Stock Option Plan and any other plan of the Company (but not including the 2005 Share Incentive Plan) must not, in aggregate, exceed 30% of the number of Shares outstanding from time to time.

(g) ***Individual Limit***

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to options and purchase rights granted by the Company under the ESPP (or any other Share incentive plan of the Company) to an employee (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options and purchase rights to exceed 1% of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

The maximum number of Shares that any employee may purchase under the ESPP during a purchase period is 100,000 Shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

(h) Transferability of Purchase Rights

A participant will have no interest, voting rights or rights to dividends, in shares covered by the participant's purchase rights until such Shares are purchased in accordance with the terms of the ESPP.

Purchase rights may not be assigned, transferred, pledged or otherwise disposed of in any way by the participant, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the participant may designate one or more beneficiaries of the participant's purchase rights in the event of the participant's death.

(i) Change in Control of the Company

In the event of a Corporate Transaction, the Administrator may elect to either (i) shorten the offer period then in progress and set a new exercise date for the purchase of Shares or (ii) pay each participant a cash amount in settlement of the participant's purchase rights under the applicable offering period.

Under the ESPP, a Corporate Transaction is generally defined as: (1) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated; (2) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations) in connection with complete liquidation or dissolution of the Company; (3) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger; or (4) the acquisition by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities, but excluding any such transaction that the Administrator determines shall not be a corporate transaction.

(j) Change in capital Structure of the Company

Subject to any required action by the Shareholders of the Company, the number of Shares which have been authorized for issuance under the ESPP, the purchase price, the maximum number of Shares that may be purchased in any purchase period, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the shares, (ii) any other increase or decrease in the number of issued shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Shares to which Section 424(a) of the Internal Revenue Code applies; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive.

(k) Period of the ESPP

Unless terminated sooner, the ESPP will terminate ten years after its initial adoption.

(l) Amendment and Termination

The Administrator will have authority to amend or terminate ESPP. Except as in connection with a Corporation Transaction, no such termination can affect options previously granted, provided that an offer period may be terminated by the Administrator on any exercise date if the Administrator determines that the termination of the offer period is in the best interests of the Company and its shareholders. Except in connection with a Corporate Transaction, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant without the consent of affected participants. The Company shall obtain shareholder approval in such a manner and to such a degree as required by applicable laws. Without shareholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Administrator shall be entitled to, among other things, limit the frequency and/or number of changes in the amount withheld during offer periods, change the length of purchase periods, determine the length of any future offer period, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable and which are consistent with the ESPP.

2005 Share Option Plan

The following is a summary of the principal terms of the 2005 Share Option Plan (the "SOP") conditionally adopted by the Company by way of Shareholders' resolution dated November 14, 2005 and Directors' resolution passed on August 23, 2005. Adoption of the SOP shall take effect on the first date of dealings in the Shares on the Stock Exchange.

Summary of the terms of the SOP

(a) Purpose of the SOP

The purpose of the SOP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of the Company's business.

(b) Who may join

The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the "Options") may be granted.

(c) Share options

Each Option shall be designated as an Incentive Share Option or a Non-Qualified Share Option. Subject to the terms of the SOP, the Administrator shall determine the provisions, terms and conditions of each Option. Such terms and conditions shall be specified in written agreements evidencing the grant of the Option (an "Option Agreement").

An Incentive Option is an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Internal Revenue Code. A Non-Qualified Share Option is an option which is not intended to qualify as an Incentive Share Option. Non-Qualified Share Options may be granted to employees, Directors and consultants. The terms of Incentive Share Options must comply with specific requirements set forth under Section 422 of the U.S. Internal Revenue Code. For example, Incentive Share Options are subject to restrictions with respect to the exercise price of the option, the transferability of the option and holding periods applicable to the shares acquired upon exercise of an Incentive Share Option. Also, Incentive Share Options may be granted only to employees of the Company or a parent or subsidiary of the Company. As a result of satisfying such requirements, Incentive Share Options are eligible for preferential treatment under United States income tax rules.

(d) Administration of the SOP

The Administrator shall be responsible for the administration of the SOP. Its responsibilities shall include (1) selecting the employees, Directors and consultants to whom Options may be granted, (2) determining whether and to what extent Options are granted under the SOP and the number of Shares to be covered by each Option, (3) approving forms of the Option Agreement, (4) determining the terms and conditions of any Option, (5) amending the terms of any outstanding Option provided that (i) any amendment that would adversely affect the Grantee's rights under an outstanding Option shall not be made without the Grantee's written consent, provided, however, that an amendment or modification that may cause an Incentive Share Option to become a Non-Qualified Share Option shall not be treated as adversely affecting the rights of the Grantee, (ii) the reduction of the exercise price of any Option awarded under the Plan shall be subject to shareholder approval and

(iii) canceling an Option at a time when its exercise price exceeds the fair market value of the underlying Shares, in exchange for another Option shall be subject to shareholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction, (6) construing and interpreting the terms of the SOP and Options, including without limitation, any notice of award or Option Agreement, and (7) taking such other action not inconsistent with the terms of the SOP as it deems appropriate. In granting options under the SOP to Directors (including independent non-executive Directors), the chief executive or substantial shareholders of the Company, or any of their respective associates, the Administrator shall comply with Rule 17.04 of the Listing Rules and shall, among other things, seek shareholder approval if a grant of options to a substantial shareholder or an independent non-executive director would result in the Shares issued, and to be issued upon exercise of all options already granted and to be granted to such person in the 12-month period up to and including the date of such grant, representing over 0.1% of the Shares in issue and have a value in excess of HK$5.0 million (based on the closing price of the securities at the date of each grant) in aggregate. Unless otherwise specified by the Administrator, there is no amount payable upon receipt of an Option, performance target that needs to be achieved by the participant before an Option can be exercised nor any minimum period for which an Option must be held before an Option can be exercised (subject to any applicable vesting schedule for the Option).

(e) Exercise Price

The exercise price for an Incentive Share Option granted to an employee who, at the time of the grant of such Incentive Share Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary of the Company shall not be less than 110% of the greater of (1) the fair market value (as defined in the SOP) per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant. No amounts are payable upon receipt or acceptance of an Incentive Share Option by an employee.

The exercise price for an Incentive Share Option granted to an employee other than an employee described above shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

The exercise price for a Non-Qualified Share Option shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

(f) Limit of the SOP

Subject to the terms of the SOP, the maximum aggregate number of Shares which may be issued pursuant to all Options (including Incentive Share Options) under the SOP is 100,000,000 and such number of Shares shall not, when added to the remaining number of Shares available for the grant of Options under any other plan or employee share purchase plan of the Company (but not including the 2005 Share Incentive Plan), be greater than 10% of the number of Shares outstanding as of the date of adoption of the SOP.

The maximum number of Shares that may be issued upon the exercise of all outstanding (and unexercised) Options under the SOP and any other plan of the Company (but not including the 2005 Share Incentive Plan) and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of Shares outstanding from time to time.

Any Shares covered by an Option (or portion of an Option) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Option shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their fair market value at the time of repurchase, such Shares shall become available for future grant under the Plan.

(g) Individual Limit

Unless otherwise permitted under the Listing Rules, the total number of Shares subject to Options granted by the Company under the SOP (or any other share incentive plan of the Company) to an employee, Director or consultant who receives an Option (a "Grantee") (including both exercised and outstanding options) in any 12-month period, may not exceed 1% (or 0.1% in the case of an "independent non-executive director" as the term is used in the Listing Rules) of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options to exceed 1% (or 0.1% in the case of an "independent non-executive director") of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

(h) Exercise of Option

An Option shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SOP and specified in the Option Agreement. An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option Agreement by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been made.

(i) Transferability of Options

Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee's Option in the event of the Grantee's death. There are no voting rights or rights to dividends attaching to the Options.

(j) Termination of Continuous Service

An Option may be exercised following the termination of a Grantee's continuous service only to the extent provided in the Option Agreement. Where the Option Agreement permits a Grantee to exercise an Option following the termination of his continuous service for a specified period, the Option shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Option, whichever occurs first. An Incentive Share Option which is not exercised within the time permitted by law for the exercise of such Option following the termination of a Grantee's continuous service shall convert automatically to a Non-Qualified Share Option and thereafter shall be exercisable by its terms for the period specified in the Option Agreement.

(k) Change in control of the Company

Upon the consummation of one of the transactions listed below (a "Corporate Transaction"), all outstanding Options under the SOP shall terminate, except to the extent that (1) the Option is expressly affirmed by the Company or (2) the contractual obligations represented by the Option are expressly assumed by the successor entity or its parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity, or its parent, subject to the Option and the exercise or purchase price thereof (which at least preserves the compensation element of the Option existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Option).

"Corporate Transactions" includes (1) any merger or consolidation in which the Company is not the surviving entity (except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated), (2) the sale, transfer or other disposition of all or substantially all of the assets of the Company, (3) the complete liquidation or dissolution of the Company, (4) any reverse merger or series of related transactions culminating in a reverse merger or (5) the acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities, but excluding any such transaction or series of transactions the Administrator determines shall not be a Corporate Transaction.

(l) Change in capital structure of the Company

Subject to any required action by the Shareholders, the price and other terms, as the Administrator may determine, of (1) the number of Shares covered by each outstanding Option and (2) the number of Shares which have been authorized for issuance under the SOP but as to which no Options have yet been granted or which have been returned to the SOP, shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to ordinary shares including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction. However the conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." In the event of any distribution of cash or other assets to Shareholders other than a normal cash dividend, the Administrator may also, in its discretion, make adjustments described in (1) and (2) above or substitute, exchange or grant Options with respect to the shares of a related entity.

(m) Period of the SOP

The SOP shall become effective upon the later of (1) the date of adoption of the SOP and (2) the date of listing of the Company on the Stock Exchange and shall continue for a term of 10 years unless terminated earlier.

The term of each Option shall be as stated in the Option Agreement, provided however, that the term of an Option shall be no more than 10 years from the date of grant of that Option. However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns Shares representing more than 10% of the voting power of all classes of shares of the Company or any parent of subsidiary of the Company, the term of the Incentive Stock Option shall be five years from the date of grant of that Option or such shorter term as may be provided in the Option Agreement. The specified term of any Option shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Option.

(n) Amendment, Suspension and Termination

The Board may at any time amend, suspend or terminate the SOP, provided however, that no such amendment shall be made without the approval of the Shareholders to the extent that such approval is required under the applicable laws. No Options may be granted during any suspension of the SOP or after termination of the SOP. No suspension or termination of the SOP shall adversely affect any rights under Options already granted to a Grantee.

2005 Share Incentive Plan

The following is a summary of the principal terms of the 2005 Share Incentive Plan (the "SIP") conditionally adopted by the Company by way of Shareholders' resolution dated November 14, 2005 and Directors' resolution passed on August 23, 2005. Adoption of the SIP shall take effect on the first date of dealings in the Shares on the Stock Exchange. As the SIP does not authorize the granting of stock options, it is not subject to the requirements of Chapter 17 of the Listing Rules, including the limitations on the number of shares which may be issued thereunder. However, in accordance with Rule 10.08 of the Listing Rules, no shares will be issued under the SIP within six months of the date of Listing.

On the basis that the Directors may be grantees of awards under the SIP, the Company will comply with the requirements of Chapter 14A of the Listing Rules from and after the Listing Date.

Summary of the terms of the SIP

(a) Purpose of the SIP

The purpose of the SIP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of the Company's business.

(b) Who may join

The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the "Awards") may be granted (the "Grantee").

(c) Awards

The Administrator may award any type of arrangement to a Grantee that is not inconsistent with the provisions of the SIP and that by its terms involves or might involve the issuance of restricted Shares, cash, dividend equivalent rights, restricted Share units or stock appreciation right ("SAR") or similar right with a fixed or variable price related to the fair market value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more event, or the satisfaction of performance criteria or other conditions. Each Award shall be designated in a written agreement evidencing the grant of an Award (the "Award Agreement").

An SAR entitles the Grantee to receive an amount in cash (or Shares) equal to the excess, if any, of the fair market value of a Share at the time of exercise of the SAR over the base appreciation amount. A dividend equivalent right entitles the Grantee to receive cash compensation measured by the dividends paid with respect to a Share. Restricted Shares are transferred to the Grantee either at a specified price or for no consideration, but the Shares are nontransferable and subject to the restriction that the Shares must be returned to the employer (or sold back at the original price) if the Grantee terminates service prior to a specified time. Typically, a portion of the total restricted Shares becomes vested, i.e., freed of restrictions, annually over a period of years. In connection with the issuance of restricted Share units, units are granted (for no consideration) that do not represent any actual ownership interest in the company. The units granted correspond in number and value to a specified number of Shares. No actual Shares are issued. The units may be subject to forfeiture provisions to replicate the treatment of restricted Shares. The units can ultimately be paid in cash or Shares.

(d) Administration of the SIP

The Administrator shall be responsible for the administration of the SIP. Its responsibilities shall include (1) selecting the employees, Directors and consultants to whom Awards may be granted, (2) determining whether and to what extent Awards are granted under the SIP and the number of Shares or the amount of other consideration to be covered by each Award, (3) approving forms of the Award Agreement, (4) determining the terms and conditions of any Award, (5) amending the terms of any outstanding Award, (6) construing and interpreting the terms of the SIP and Award and (7) taking such other action not inconsistent with the terms of the SIP as it deems appropriate.

(e) Purchase Price

The purchase price, if any, for an Award shall be as follows:

(1) in the case of SARs, the base appreciation amount shall not be less than 100% of the fair market value per Share on the date of grant; and

(2) in the case of restricted Shares, the Shares may be transferred to the Grantee either at a specified price or for no consideration;

(3) in the case of restricted Share units, the units are transferred to the Grantee for no consideration; and

(4) in the case of dividend equivalent rights, the rights are transferred to the Grantee for no consideration.

(f) Limit of the SIP

Subject to the terms of the SIP, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 75,000,000. In addition, a right entitling a Grantee to compensation measured by dividends paid with respect to ordinary shares (a "Dividend Equivalent Right") shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the SIP.

(g) Exercise of Awards

An Award shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SIP and specified in the Award Agreement. An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made.

(h) Transferability of Awards

Awards shall be transferable (1) by will and by the laws of descent and distribution and (2) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee's Award in the event of the Grantee's death.

(i) Termination of Continuous Service

An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's continuous service only to the extent provided in the Award Agreement. Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's continuous service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(j) Change in control of the Company

Upon the consummation of one of the transactions listed below (a "Corporate Transaction"), all outstanding Awards under the SIP shall terminate, except to the extent that (1) the Award expressly affirmed by the Company or (2) the contractual obligations represented by the Award are expressly assumed by the successor entity or its parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity, or its parent, subject to the Award and the exercise or purchase price thereof (which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award).

"Corporate Transactions" includes (1) any merger or consolidation in which the Company is not the surviving entity (except for a transaction the principle purpose of which is to change the jurisdiction in which the Company is incorporated), (2) the sale, transfer or other disposition of all or substantially all of the assets of the Company, (3) the complete liquidation or dissolution of the Company, (4) any reverse merger or series of related transactions culminating in a reverse merger or (5) the acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities, but excluding any such transaction or series of transaction the Administrator determines shall not be a Corporate Transaction.

(k) Change in capital structure of the Company

Subject to any required action by the Shareholders, the price and other terms as the Administrator may determine, of (1) the number of Shares covered by each outstanding Award, and (2) the number of Shares which have been authorized for issuance under the SIP but as to which no Awards have yet been granted or which have been returned to the SIP, shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to ordinary shares including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." In the event of any distribution of cash or other assets to shareholders other than a normal cash dividend, the Administrator may also, in its discretion, make adjustments described in (1) and (2) above or substitute, exchange or grant Awards with respect to the shares of a related entity.

(l) Period of the SIP

The SIP shall become effective upon the later of (1) the date of adoption of the SIP and (2) the date of listing of the Company on the Stock Exchange and shall continue for a term of 10 years unless terminated earlier.

The term of each Award shall be as stated in the Award Agreement, provided however that the term of an Award shall be no more than 10 years from the date of grant of that Award.

(m) Amendment, Suspension and Termination

The Board may at any time amend, suspend or terminate the SIP, provided however, that no such amendment shall be made without the approval of the Shareholders to the extent that such approval is required under the applicable laws. No Awards may be granted during any suspension of the SIP or after termination of the SIP. No suspension or termination of the SIP shall adversely affect any rights under Award already granted to a Grantee.

COMPLIANCE ADVISOR

We have appointed Watterson Asia Limited as our compliance advisor pursuant to Rule 3A.19 of the Listing Rules.

OTHER INFORMATION

Estate duty

The Directors have been advised that no material liability for estate duty is likely to fall on the Company or any of its subsidiaries in Hong Kong or any other relevant jurisdiction in which one or more of the companies comprising the Group are incorporated.

Litigation

Except as disclosed in this document in the section headed "Business — Intellectual Property", no member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

Preliminary expenses

Our preliminary expenses are approximately US$1,700. All preliminary expenses, and all expenses relating to the Introduction, which are estimated to be approximately US$2.5 million, are payable by us.

Qualifications of experts

The following are the qualifications of the experts who have given an opinion or advice which is contained in this document:

Name	Qualification
Deloitte Touche Tohmatsu	Certified public accountants
Maples and Calder	Cayman Islands lawyers
DTZ Debenham Tie Leung Limited	Property valuer
Zhong Lun Law Firm	PRC legal advisers

Consents of experts

Each of Deloitte Touche Tohmatsu, Maples and Calder, DTZ Debenham Tie Leung Limited and Zhong Lun Law Firm has given and has not withdrawn their respective consent to the issue of this document with the inclusion of its report and/or letter and/or summary of valuations and/or legal opinion (as the case may be) and references to its name included in the form and context in which it respectively appears.

Miscellaneous

(a) Except as disclosed in this document:

(i) within the two years preceding the date of this document, no share or loan capital of the Company or any of its subsidiaries has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash;

(ii) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(iii) since December 31, 2005, there has been no material adverse change in the financial or trading position or prospects of the Group;

(iv) the Company has no founder shares, management shares or deferred shares in the capital of the Company;

(v) none of the Directors is materially interested in any contract or arrangement subsisting at the date of this document which is significant in relation to the business of the Group; and

(vi) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Consents of experts" in this Appendix has any direct or indirect interest in the promotion of the any member of the Group, or in any assets which have within the two years immediately preceding the issue of this document been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b) there has not been any interruption in the business of the Company which may have or has had a significant effect on the financial position of the Company in the 12 months immediately preceding the date of this document;

(c) none of Deloitte Touche Tohmatsu, Maples and Calder, DTZ Debenham Tie Leung Limited and Zhong Lun Law Firm:

(i) is interested beneficially or non-beneficially in any shares in any member of the Group; or

(ii) has any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares in any member of the Group; and

(d) all necessary arrangements have been made to enable the Shares to be admitted into CCASS for clearing and settlement.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Morrison & Foerster at 21st Floor, Entertainment Building, 30 Queen's Road Central, Hong Kong during normal business hours up to and including the date which is 14 days from the date of this document:

(a) the Memorandum and Articles of the Company;

(b) the Accountants' Report on the Company prepared by Deloitte Touche Tohmatsu, the text of which is set out in Appendix I to this document;

(c) the letter, summary of valuations and valuation certificates relating to the property interests of the Group prepared by DTZ Debenham Tie Leung Limited, the texts of which are set out in Appendix II to this document;

(d) the rules of the Equity Incentive Plans;

(e) the written consents referred to in the section headed "Consents of experts" in Appendix IV to this document;

(f) the audited financial statements of the Company for the years ended December 31, 2003, 2004 and 2005;

(g) a list of the grantees under the Existing Equity Incentive Plans containing the details as required under the Listing Rules;

(h) the deposit agreement among the Company, The Bank of New York and the owners and beneficial owners of ADRs dated as of November 14, 2005, and the form of ADR; and

(i) the Engagement Letter.